Form 20-F/A
period 2003-02-28
CANADIAN SHIELD RESOURCES INC
filed 2003-03-20
CIK 1180773

#

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

Amendment No. 2

[ X ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

OR

[    ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

[    ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from _________ to ___________

Commission file number:  0-49974

CANADIAN SHIELD RESOURCES INC.

(Exact name of Registrant as specified in its charter)

Province of Ontario, Canada

(Jurisdiction of incorporation or organization)

151 Bloor Street West, #890, Toronto, Ontario, Canada M5S 1S4

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

7,205,218

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities and Exchange Act of 1934 during the preceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

     Yes ___       No XXX

Indicate by check mark which financial statement item the registrant has elected to follow:

      Item 17 XXX

      Item 18 ____

CANADAIN SHIELD RESOURCES INC.

FORM 20-F REGISTRATION STATEMENT

AMENDMENT NO. 2

TABLE OF CONTENTS

PART I

           Page

Item 1.

Identity of Directors, Senior Management and Advisors

  3

Item 2.

Offer Statistics and Expected Timetable

  3

Item 3.

Key Information

  4

Item 4.

Information on the Company

  7

Item 5.

Operating and Financial Review and Prospects

14

Item 6.

Directors, Senior Management and Employees

17

Item 7.

Major Shareholders and Related Party Transactions

22

Item 8.

Financial Information

23

Item 9.

The offer and Listing

24

Item 10.

Additional Information

27

Item 11.

Quantitive and Qualitative Disclosures About Market Risk

33

Item 12.

Description of Securities Other Than Equity Securities

33

PART II

Item 13.

Default, Dividend Arrearages and Delinquencies

33

Item 14.

Material Modifications to the Rights of Security Holders

and Use of Proceeds

33

Item 15.

Controls and Procedures

33

Item 16.

Reserved

33

PART III

Item 17.

Financial Statements

34

Item 18

Finanical Statements

34

Item 19.

Exhibits

35

Geological Glossary Terms

36

Conversion Table

37

Financial Statements for the Years Ended December 31, 2001, 2000 and 1999

38

Financial Statements for the Nine Months Ended September 30, 2002

44

Signature Page

50

Exhibit 1 – Joint Venture Agreement with Asia Now Resources Ltd.,. dated 8/9/2002

Exhibit 2 – Joint Venture Agreement with Planet Exploration Inc., dated 8/26/2002

Exhibit 3 – Joint Venture Agreement with Planet Exploration Inc., dated 2/5/2003

Exhibit 4 – Consent of Auditors, KPMG LLP, dated 8/21/2002

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.    DIRECTORS

Table No. 1 lists as of 2/28/2003 the names of the Directors of the Company.  The business address for all Directors is care-of the Company.

Table No. 1

Directors

Name	Age	Date First Elected/Appointed
Lynda B. Bloom (1)(2)	46	December 1996
Bernard L. Kraft (1)(2)	72	April 1996
Michael P. Kraft (1)(2)	39	April 1997

(1)

Member of Audit Committee

(2)

Resident/Citizen of Canada

1.A.2.     Senior Management

Table No. 2 lists, as of 2/28/2003, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name	Position	Age	Date of First Appointment
Lynda B. Bloom (1)	President/CEO	46	December 1996
Khurram R. Qureshi (2)	Chief Financial Officer	40	April 1998
Imran Atique (3)	Secretary Treasurer	26	September 2001

(1)

She spends one-third of her time on the affairs of the Company.

(2)

He spends about 10% of his time on the affairs of the Company.

(3)

He spends about 20% of his time on the affairs of the Company.

(4)

All Business Addresses:  c/o Canadian Shield Resources Inc.

151 Bloor Street West

Toronto, Ontario, Canada M5S 1S4

Lynda B. Bloom’s business functions, as President and CEO of the Company, include management of all exploration projects, strategic planning, business development, operations and reporting to the Board of Directors.

Khurram R. Qureshi’s business functions, as Chief Financial Officer of the Company, include financial administration, accounting, and providing support to the President and CEO in all financial issues.

Imran Atique’s business functions, as Corporate Secretary and Treasurer of the Company include assisting the Chief Financial Officer and the President in all financial matters and assisting the Board of directors in carrying out their duties.

1.B.     Advisors

--- No Disclosure Necessary ---

1.C.    Auditors

The Company’s auditors for its financial statements for each of the preceding three years was KPMG LLP, Chartered Accountants, Commerce Court West, Suite 3300, P.O. Box 31, Stn. Commerce Court, Toronto, Ontario, Canada  M5L 1B2.  They are members of the Ontario Institute of Chartered Accountants.

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

--- No Disclosure Necessary ---

ITEM 3.          KEY INFORMATION

3.A.1.    Selected Financial Data

3.A.2.    Selected Financial Data

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as discussed in footnotes to the financial statements.

The selected financial data in Table No. 3 of the Company for Fiscal 2001, Fiscal 2000 and Fiscal 1999 ended December 31st was derived from the financial statements of the Company which have been audited by KPMG LLP, Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement.  The selected financial data set forth for Fiscal 1998 and Fiscal 1997 ended December 31st are derived from the Company's audited financial statements, not included herein.

The selected financial data in Table No. 3 as at and for the nine-month period ended 9/30/2002 and 9/30/2001 have been derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

	Unaudited Nine Month
	Ended 9/30/02	Ended 9/30/01	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98	Year Ended 12/31/97

CANDAIAN GAAP
Sales Revenue	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Loss From Operations	$ (171)	$ (74)	$ (311)	$ (197)	$ (74)	$ (51)	$ 0
Loss for the Period	$ (171)	$ (74)	$ (311)	$ (197)	$ (74)	$ (51)	$ 0
Basic Loss Per Share	$ (0.03)	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.02)	$ (0.02)	$ 0.00
Dividends Per Share	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00

Wtg. Avg. Shares (000)	6802	5970	6027	4908	3909	3400	351
Period-end Shares O/S	9339	7205	7205	6984	5900	3400	3400

Working Capital	$ (6)		$ (10)	$ 72	$ 101	$ 179	$ 326
Mineral Properties	673		642	621	446	91	0
Long-term Debt	0		0	0	0	0	0
Capital Stock	999		793	771	670	320	326
Shareholders’ Equity	517		482	574	546	270	326
Total Assets	752		682	770	595	277	327

US GAAP
Net Loss	$ (202)	$ (68)	$ (147)	$ (125)	$ (451)
Loss Per Share	$ (0.03)	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.12)
Wtg. Avg. Shares (000)	6802	5970	6027	4908	3909

Mineral Properties	$ 0		$ 0	$ 0	$ 0
Shareholders’ Equity	$ (6)		$ (10)	$ 115	$ 101
Total Assets	$ 74		$ 40	$ 149	$ 150

(1)

Cumulative Net Loss since incorporation through 9/30/2002 under US GAAP was $(1,065,649).

(2)

a) Under U.S. GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded

b) Under US GAAP, all costs related to exploration-stage properties are expensed in the period incurred.

3.A.3.     Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$) or “$”.  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period, and the range of high and low rates for the period.  The data for the nine-month periods ended 9/30/2002 and 9/30/2001 is provided.  The data for each month during the previous twelve months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

February 2003		1.53	1.49	1.49
January 2003		1.57	1.52	1.52
December 2002		1.58	1.55	1.58
November 2002		1.59	1.55	1.56
October 2002		1.59	1.56	1.56
September 2002		1.59	1.55	1.59
August 2002		1.60	1.55	1.56
July 2002		1.59	1.51	1.59
June 2002		1.55	1.51	1.52
May 2002		1.57	1.53	1.53
April 2002		1.60	1.56	1.57
March 2002		1.60	1.58	1.60
February 2002		1.61	1.59	1.60
January 2002		1.61	1.59	1.59

Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/2000	1.50	1.56	1.44	1.50
Fiscal Year Ended 12/31/1999	1.49	1.53	1.44	1.44
Fiscal Year Ended 12/31/1998	1.49	1.57	1.41	1.54
Fiscal Year Ended 12/31/1997	1.39	1.44	1.34	1.43

3.B.      Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 9/30/2002,since which there have been no material changes other than the exercise of 362,500 warrants at $0.10 per share.

Table No. 5

Capitalization and Indebtedness

September 30, 2002

Long-Term Portion of Capital Leases	$ nil
Long-Term Portion of Long-Term Debt	$ nil

Shareholders’ equity:
Common shares, no par value;
Unlimited Number of shares authorized,
9,339,058 shares issued and outstanding	$ 998,802

Retained Earnings (deficit)	$ (482,108)

Net Stockholders’ Equity	$ 516,694

TOTAL CAPITALIZATION	$ 516,694

Stock Options Outstanding: 899,000
Warrants Outstanding: 2,525,000

3.C.      Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

3.D.      Risk Factors

The Company is subject to a number of significant uncertainties and risks including those described below and those described elsewhere in this Registration Statement, are the only known material risk factors, which may ultimately affect the Company in a manner and to a degree that cannot be foreseen at this time.

Financing Risks

If the Company’s exploration programs are successful, additional financing will be required to develop the mineral properties identified and to place them into commercial production.  The development of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.    Failure to obtain such financing may result in delay or indefinite postponement of development work on the Company’s mineral properties, as well as the possible loss of such properties.

Dependence Upon Key Management Employees

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential development projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and there is a possibility that the Company will not be able to attract and retain such personnel.  The Company’s development will depend, on the efforts of its key management employees.  Loss of any of these people could have a material adverse effect on the Company.

Conflicts of Interest

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Management of Growth

Company’s inability to manage the expansion of its business, may have a material adverse effect on the Company’s operating results.

Doing Business in Mongolia

The Company’s business in Mongolia may be harmed if the country fails to complete its transition from state socialism and a planned economy to political democracy and a free market economy.  Since 1990, Mongolia has been in transition from state socialism and a planned economy to a political democracy and a free market economy.  Much progress has been made in this transition but much progress remains to be made, particularly with respect to the rule of law.  Many laws have been enacted, but in many instances, they are neither understood nor enforced.  For decades, Mongolians have looked to politicians and bureaucrats as the sources of the “law”.  This has changed in theory, but often not in practice.  With respect to most day-to-day activities in Mongolia government civil servants interpret, and often effectively make, the law.  This situation is gradually changing but at a relatively slow pace.  Laws may be applied in an inconsistent, arbitrary and unfair manner and legal remedies may be uncertain, delayed or unavailable.

Future amendments to Mongolian laws could weaken, shorten or curtail the Group’s mineral exploration rights or make it more difficult or expensive to obtain mining rights and carry out mining.  Mongolia’s Minerals Law was drafted with the assistance of Western legal experts and is regarded as one of the most logical, internally consistent and effective pieces of mining legislation among all of the developing countries of Asia.  However, future amendments to the Minerals Law or new legislation covering ostensibly unrelated matters could affect the existing tenure regime under the Minerals Law and harm the Company’s ability to carry on business in Mongolia.  Mongolian government civil servants have, in the past, unsuccessfully attempted to introduce amendments to the Minerals Law that would, from the perspective of the international mining industry, be regarded as counterproductive.  Future amendments to the Minerals Law or new legislation, if implemented, could vary or abrogate key provisions of the Minerals Law in a manner that impairs the Company’s ability to conduct exploration and mining in Mongolia.

Lack of infrastructure in proximity to the Company’s project could adversely affect mining feasibility.  The Company’s project is located in an extremely remote area which lacks basic infrastructure, including sources of power, water, housing, food and transport.  The availability of such sources may adversely affect mining feasibility and will, in any event, require the Company to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured.

The Company’s exploration licenses could expire before the Group is ready or able to obtain a mining license.  The exploration licenses for the Company’s project are valid for an initial three years, and can then be renewed twice for an extension of two years each renewal, allowing for a maximum period of seven years.  Prior to such expiry, the Company will have to convert the exploration licenses to mining licenses or risk losing its rights to the project.  The Company may not be ready to commence mining activities when the exploration licenses expire.  Early in 2002, a law on Licenses for Business Activities was enacted which has been interpreted by Mongolian bureaucrats as requiring aimag (provincial) government level approval as a condition to the grant of exploration and mining licenses.  There can be no assurance that the Company will be able to obtain such approval on acceptable terms or at all when applying for mining licenses and exploration licenses in the future.

For further information about the securities laws of Mongolia go to:

www.mse.mn/law/law4.htm.

Risks Relating to an Investment in the Securities of the Company

Dilution Through Employee/Director/Consultant Options.  Because the success of the Company is highly dependent upon its respective employees, the Company may in the future grant to some or all of its key employees, directors and consultants options to purchase shares of its Common Stock as non-cash incentives.  Those options may be granted at exercise prices below those for the common stock prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

Dividends.  The Company intends to invest all available funds to finance the growth of the Company’s business and therefore investors cannot expect to receive a dividend on the common shares of the Company in the foreseeable future.  Even were the Company to determine a dividend could be declared, the Company could be precluded from paying dividends by restrictive provisions of loans, leases or other financing documents or by legal prohibitions under applicable corporate law.

Stock Market Price and Volume Volatility.  The market for the common stock of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry as well as factors unrelated to the Company or its industry.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in the United States and Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

Dependence on Key Personnel; Involvement of Key Personnel in other Businesses.  The Company’s future success depends in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and there is a possibility that the Company will be able to attract and retain such personnel.  The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its key management employees, such as Lynda B. Bloom.  Loss of any of these people could have a material adverse effect on the Company.

Company is Incorporated in Canada

The articles/by-laws and the laws of the Province of Ontario are different that those typical in the United States.  However, the typical rights of investors in Canadian companies differ only modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Registration Statement.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company’s Stockholders.  The Company’s officers, directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

History of Losses.  The Company has had a history of lossesThe Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand development on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules.  Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our shares ranged from CDN$0.02 (low) to CDN$0.30 (high) during the period from 1/1/2001 to 2/28/2003.  The closing price of our shares on 2/28/2003 was CDN$0.06.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in the province of Ontario under the Business Corporation Act (Ontario).  A majority of the Company's directors must be residents of Canada, and all or a substantial portion of their assets is located outside of the United States.  In addition, all of the Company's assets are located in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

A judgment obtained in a U.S. court may not be recognized by a Canadian court, for example:

a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

b) judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Canadian Shield Resources Inc. and its subsidiaries are collectively hereinafter referred to as the “Company”.

The Company is engaged in the business of locating, acquiring, exploring, and, if warranted, developing and exploiting, mineral properties.  The Company’s only mineral properties are two groups of Mongolian Property Licenses and the Erichsen Lake Property in northwestern Ontario, Canada.

The Company is not an extractive enterprise.  The Company is a natural resource exploration company but has not made expenditures related to plant and equipment.  The Company’s rights to explore on mineral exploration properties such properties were derived from joint venture agreements and acquisitions.

The Company’s executive office is located at:

 151 Bloor Street West, #890

 Toronto, Ontario, Canada  M5S 1S4

 Telephone: (416) 927-7000

 Facsimile: (416) 927-1222.

 e-mail: mailto:iatique@canadianshieldresources.com

The Company’s registered office is located at:

151 Bloor Street West, #890

Toronto, Ontario, Canada  M5S 1S4

Telephone: (416) 927-7000

Facsimile: (416) 927-1222.

The contact person is:

  Imran Atique, Corporate Secretary/Treasurer.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol “CSP.V”.

The Company has an unlimited number of no-par common shares authorized.  At 12/31/2001, the end of the Company's most recent fiscal year, there were 7,205,218 common shares issued and outstanding.  At 2/28/2003, there were 9,339,058 shares issued and outstanding.

The Company is an “exploration stage company” and may be there is no commercially viable mineral deposit on any of its properties and further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

History and Growth

Incorporation and Name Changes.  The Company was incorporated under the name Catalyst Minerals Ltd. pursuant to the laws of the Province of Ontario by Articles of Incorporation on 4/24/1996.  The name was changed to Catalyst Resources Inc. on 12/18/1996 and subsequently to Canadian Shield Resources Inc. on 8/13/1997.

Acquisition of Synergy Exploration Ltd.

Effective 2/25/1998, the Company entered into an agreement with Synergy Exploration Ltd. (“Synergy”), whereby the Company acquired all of the issued and outstanding shares of Synergy (the "Major Transaction"), a private Ontario company controlled by three of the Directors of the Company.  The Company at that time was a junior capital pool company trading on the Alberta Stock Exchange.  The Major Transaction is summarized as follows: the Company entered into a share purchase agreement with each shareholder of Synergy, whereby the Company agreed to acquire all of the outstanding shares of Synergy in exchange for 2,000,000 common shares of the Company (deemed value = fair market value = $300,000), which represented 33.8% of the issued and outstanding shares of the Company at 8/5/1999.  The purchase cost, including expenses was approximately $318,000, with $329,733 assigned to the mineral properties of Synergy.  The official completion date for the Major Transaction was 8/5/1999.

Synergy was incorporated pursuant to the laws of the Province of Ontario, Canada on 3/24/1997.

In view of the fact Lynda B. Bloom, Michael P. Kraft and Bernard Kraft were directors, officers, shareholders or otherwise associated with Synergy, an independent review of the Major Transaction was conducted by Mr. Gregory R. Harris, the remaining independent Director at that time.  In considering the Major Transaction, the Company’s independent Director reviewed the financial statements of the Company and Synergy, the prospects and opportunities available to the Company and Synergy, the pro forma consolidated balance sheet of the Company, and the trading history of the Company's common shares.  The Company’s independent Director held discussions with management of the Company and Synergy.  The Company’s independent Director concluded that the Major Transaction is in the best interests of the Company and its shareholders.

The primary asset of Synergy was a joint venture agreement with Tulsa Resources Ltd. regarding the Strike Point Base Metal Property in Manitoba.

Existing Joint Venture Agreements

1.

8/9/2002 joint-venture agreement with Asia Now Resources Limited regarding the Erichsen Lake Property

2.

8/26/2002 letter agreement with Planet Exploration Inc. regarding the Mongolian Property Licenses

Financings

The Company has financed its operations through borrowings and/or private issuance of common shares (gross proceeds):

1997:	Private Placement,	1,400,000 shares,	$ 105,000
1997:	Initial Public Offering,	2,000,000 shares,	$ 300,000
1999:	Private Placement,	500,000 units	$ 50,000
2000:	Shares for Debt,	358,728 shares,	$ 36,949
	Private Placement,	725,000 shares,	$ 72,500
2001:	Shares for Debt,	221,490 shares,	$ 22,149
2002-to-date:	Shares for Debt,	338,840 shares,	$ 33,884
	Private Placement,	1,800,000 unites,	$ 180,000
	Warrant Exercise,	362,500 shares,	$ 36,250

Caital Expenditures

1998:	$ 68,177	Strike Point Property exploration costs
1999:	$ 333,633	acquisition of Synergy Explorations Ltd.
	$ 44,861	Strike Point Property exploration costs
	$ 3,900	Sioux Lookout Property exploration costs
2000:	$ 25,977	Strike Point Property exploration costs
2001:	$ 20,891	Strike Point Property exploration costs
2002-to-9/30/2002:	$ 27,423	on Strike Point/Mongolia/Erichsen Lake

4.B.  BUSINESS OVERVIEW

Incorporation

The Company was incorporated in April 1996 as a Junior Capital Pool Corporation, a method created by the Alberta Stock Exchange to enable experienced management in organizing a company and raising initial funds to facilitate acquiring an operating business in a “Major Transaction”.

Financings

In January 1997, the Company completed a private placement of 1,400,000 common shares, raising $105,000.  In October 1997, the Company completed its initial public offering, raising $300,000 (gross) through the sale of 2,000,000 common shares.  In June 1999, the Company completed a $50,000 private placement of 500,000 units of common shares and warrants.  In June 2002, the Company completed a $180,000 private placement of 1,800,000 units of common shares and warrants.

Major Transaction

In February 1998, the Company entered into an acquisition agreement for Synergy Explorations Ltd., a private Ontario company with the Strike Point mining property in Manitoba, Canada.  Synergy was controlled by three of the Company’s directors: Lynda B. Bloom, Bernard L. Kraft, and Michael P. Kraft; who collectively, directly/indirectly controlled 39% of the equity of Synergy.  This acquisition (the “Major Transaction”) was completed in August 1999 mainly through the issuance of 2,000,000 common shares.

The Company was in the mineral exploration business through a joint venture agreement with Tulsa Resources Ltd.  The joint venture agreement (as amended) committed the Company (through its subsidiary, Synergy) to expending up to $275,000 by July 2003 on exploration to fully earn it 81% interest in the Strike Point Base Metal Property.  Of that amount, $75,000 was required to be expended by 7/4/2001 and it was.  The amended joint venture agreement required a minimum of $10,000 more in exploration expenditures on the property prior to 10/31/2002, $90,000 prior to 12/31/2003, and another $100,000 prior to 7/4/2004.  The agreement was terminated in December 2002.

Strike Point Base Metal Property

During 1998, Synergy re-established a grid on the northern portion of the Strike Point Base Metal Property, oriented in a different direction than the grid previously established by Teck Exploration Limited (“Teck”), in order to optimize geophysical responses.  Synergy completed 23 kilometers of electromagnetic and magnetic surveys on closer line spacings than the previous geophysical surveys.  Geophysical conductors were confirmed and the locations indicate that the drill holes completed by Teck may not have fully tested the known conductors.

During 1999, rock sample collection and analysis were completed.  Plans were also developed to drill test base metal showings identified by previous exploration efforts.  In November 2000, Synergy completed 824 feet of drilling at three drill hole sites.  The principal focus of the drilling was to test reports of base metal mineralization in literature from the 1920’s.  Some alteration and zinc mineralization were confirmed but no significant mineralization was encountered.  In 2001, efforts were focused on researching the historical drill data to better define the orientation of the zinc mineralization encountered in the 1952 drilling.  This has resulted in a model that explains why zinc mineralization was missed by drilling completed during 1992-1994.

An additional claim was staked on the property to cover ground where geophysical conductors and alteration were identified.

The joint-venture with Tulsa Resources Ltd. was terminated in December 2002.

Sioux Lookout Property

In 1998, the Company entered into an option and joint venture agreement between Synergy, its wholly owned subsidiary, and Stuarton Resources Ltd. (“Stuarton”), the owner of the property.  Pursuant to the agreement, the Company had the right to earn a 100% undivided interest in two claims in the Patricia Mining District, near Sioux Lookout, Ontario.  Synergy paid Stuarton $10,500 upon signing of the purchase agreement and made commitments to spend a maximum of $40,400 over two years on exploration to maintain the agreement in good standing.  Synergy had the option to purchase a 100% interest in the Properties, upon payment of $78,000 before 7/31/2000.  After completing due diligence on the property, the Company determined that Sioux Lookout did not merit additional exploration and the agreement was terminated on 8/7/2000.

Target Europe Inc.

Pursuant to a letter of intent of 7/19/2000 between the Company and Target Europe Inc. (“Target”), the Company made an offer to acquire all of the issued and outstanding shares of Target.  Target is a private Alberta incorporated company with mineral exploration licences in Spain and Portugal.  The purchase price for the acquisition was negotiated as 1,450,000 common shares.  Target shareholders would also hold a 1% Net Smelter Return payable on the first property in the existing Target portfolio to be brought to commercial production.  Subsequently the agreement was amended to acquire only the European subsidiary of Target, Target Europe (Spain) Inc., under the same terms.  The Company advanced $42,824 to Target in anticipation of consummation of the acquisition.  The advance is treated as a promissory note and is personally guaranteed by Peter Holmes, President/CEO/Director of Target Europe Inc.; even if the acquisition was not consummated.  After further due diligence, the agreement was terminated on 2/23/2001.

PXI Mongolia Property Exploration License

Pursuant to a joint-venture agreement dated 8/26/2002, the Company entered into an agreement with Planet Exploration Inc. (“PXI”) to earn up to a 50% interest in three mineral property exploration licenses comprising 142,059 hectares in Mongolia’s South Gobi desert for the sum of $10,000 (paid) and 150,000 common shares issuable upon regulatory approval.  The Company agreed to undertake a US$50,000 Phase I exploration program, planned for completion in 2002.  Upon the completion of the Phase I exploration program and issuance of an additional 150,000 common shares, the Company will earn a 25% interest in the three mineral exploration licenses.  The Company will have the option of maintaining its interest in the properties by contributing its proportionate share of exploration costs or it can earn an additional 25% interest by completing a Phase II program of US$50,000 by 8/31/2003, the payment of an additional US$25,000, and the issuance of an additional 200,000 common shares.  The transaction is subject to due diligence and regulatory approval.  The Company has spent $8,773 on this property exploration through 9/30/2002.

Erichsen Lake Property

On 8/9/2002, the Company entered into an agreement to form a 50/50 joint venture with Asia Now Resources Limited, a private Ontario company to explore mining claims in northwestern Ontario.  Under the terms of a letter agreement, the Company has acquired a 50% interest in the Erichsen Lake Property by funding the staking expenditures for the mining claims at a cost of up to $17,000.  The transaction is subject to due diligence and regulatory approval.  The Company has spent $16,264 on this property exploration through 9/30/2002.  Effective October 2002, Asia Now Resources Limited transferred its joint-venture interest to an affiliate, Millennium Minerals Limited.

United States vs. Foreign Sales/Assets

During Fiscal 2002-to-date and 2001/2000/1999, the Company generated no revenue from operations.  At 12/31/2001 and 12/31/2000: all assets were located in Canada.

Seasonality.  No Disclosure Necessary

Sources/Availability of Raw Materials - No Disclosure Necessary -

Material Effects of Government Regulations

  --- No Disclosure Necessary ---

Dependency upon Patents/Licenses/Contracts/Processes

  --- No Disclosure Necessary ---

4.C. Organization Structure

The Company has two wholly-owned subsidiaries:

 Canadian Shield Exploration Ltd.

      (formerly Synergy Exploration Ltd.)

 CS Resources (Mongolia) Ltd.

Refer to ITEM 4.  “Information on the Company, 4.A. History and Growth of the Company, History and Development” for more information.  Refer to ITEM 10.I “Subsidiary Information” for more information.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in shared, rented premises of approximately 1,674 sq. ft. at 151 Bloor Street West, #890, Toronto, Ontario, Canada  M5S 1S4.  The Company began occupying these facilities in January 2000.  Monthly rent is approximately $500.  The Company believes these facilities are adequate for its needs for the foreseeable future.

Mongolia Mineral Property Exploration Licenses

PXI Mongolia Property Acquisition Details

Pursuant to a joint-venture agreement dated 8/26/2002, the Company entered into an agreement with Planet Exploration Inc. to earn up to a 50% interest in three mineral property exploration licenses comprising 142,059 hectares in Mongolia’s South Gobi desert for the sum of $10,000 (paid) and 150,000 common shares issuable upon regulatory approval (pending).  The Company agreed to undertake a US$50,000 Phase I exploration program, planned for completion in 2002.  Upon the completion of the Phase I exploration program and issuance of an additional 150,000 common shares, the Company will earn a 25% interest in the three mineral exploration licenses.  The Company will have the option of maintaining its interest in the properties by contributing its proportionate share of exploration costs or it can earn an additional 25% interest by completing a Phase II program of US$50,000 by 8/31/2003, the payment of an additional US$25,000, and the issuance of an additional 200,000 common shares.

PXI Mongolia Property Description

The three mineral exploration properties comprise license numbers 5938x (Property 22) and 5945x (Property 23A and 23B) and cover 142,059 ha in three blocks.  These properties are collectively referred to as the “Nomgon Properties”, based on the location of the soum (village) of Nomgon on the south central portion of Property 23B.

Summary of Licenses – South Gobi Properties

Property #	Property Name	License Number	Size Ha	Aimag Province	Soum District Village
Property 22	Huts Uul	5938 x	51,455	Omno govi	Han hongor
Property 23A	Nombon	5945 x	30,340	Omno govi	Nomgon
Property 23B	Nombon	5945 x	60,264	Omno govi	Nomgon
Total			142,059

The Nomgon properties are located from 520-to-570 air kilometres south-south-west, of Ulaan Bator the capital city of Mongolia.  The properties are accessible by 4x4 motor vehicle via a network of unimproved desert roads.  The geological setting is viewed favorably for a wide range of metal deposits, especially porphyry-style copper-gold deposits.

Property 22 is located approximately 60 km ESE of the town of Dalanzadgad, which can be reached via air service or gravel roads from the capital, Ulaan Baator.  The soum (village) of Nomgon is located in the southern portion of Property 23B.

Figure 1

Mongolia Mineral Property Licenses

Location Map

Khamagtai
Shuteen Cu
Tsagaan Suvarga Cu
IVANHOE
EASTERN MONGOLIAN FAULT
ДАЛАНЗАДГАД
TAVEN TOLGO COAL MINE
IVANHOE
BARGA TERRANE
IVANHOE-OYU TOLGOI DEPOSIT
Hanbogd
National Park
Ivanhoe
HARROD'S
National Park
BARGA TERRANE
EASTERN MONGOLIAN FAULT
National Park
0
50km
100km
PROPERTIES HELD BY OTHER COMPANIES
PLANET EXPLORATION INC (PXI)
IVANHOE PROPERTY – INITIAL HOLDINGS (Approx).
IVANHOE PROPERTY – OTHER HOLDINGS
SOUM (Village)
N
PLANET EXPLORATION INC
SOUTH GOBI PROPERTY MAP
JUNE 2002
Scale as Shown

The Nomgon Properties are not subject to any land alienation for parks or special management zones according to information obtained from our in-country consultants, Mine-Info Mineral Consulting Company (“Mine Info”).  Property 23A and Property 23B are approximately 30 kilometers northwest and north respectively of a National park.  Based on discussions with Mine Info there are no restrictions on licenses located near these areas.  There is a one- kilometer zone of limited activities along the China-Mongolia border, however none of the principal properties are located in this restricted area.  Based on the author’s investigation and experience, it is the view of the author that the risk of being delayed as a project moves to production because of conflict arising from such issues as land claims is not substantial.

Land Status.  The Nomgon Properties are held under terms of “Exploration Mineral Licenses” (“Licenses”) granted by the Mongolian government, to a private Mongolian company, Mine Info.  Exploration licenses are defined by their corner co-ordinates.  A minimum of 25 hectares and a maximum of 400,000 hectares are permitted within a requested License.  Foreign countries and individuals are allowed to hold Licenses in their own names without forming a wholly owned subsidiary.  There is no prohibition against transfer, pledge or joint venture with other parties provided a notice of transfer of a joint venture is registered.

The formal documents for the properties have been granted, and a copy of the Mongolian document and the authenticated translation has been reviewed. Licenses are valid for an initial three years, and can then be renewed twice for an extension of two years each renewal, allowing for a maximum period of seven years.  Mining licenses are granted for a 60-year period and can be renewed for an additional 40 years.  The initial acquisition License fee is US$0.05/ ha and an application fee of US$750-to-US$850 per application.  Subsequent fees increase to $0.10/ha for years two and three, followed by a sharp rise to US$1.00/ha for years four and five, and US$1.50 for years six and seven.  Mineral rights are maintained in good standing by payment of a yearly fee per hectare.  These fees escalate US$0.05/ ha to US$1.00/ha over a seven-year period.  The Minerals Law and the Land Law govern surface rights.  A royalty of 2.5% of the revenues from mineral products is payable to the Mongolian government.

No minimum work expenditures are in force over exploration licenses, nor are work permits necessary.  The local sum (which is Nomgon) must be advised of proposed exploration plans; and an environmental management plan must be submitted.  A bond consisting of 50% of the estimated cost of any necessary ground reclamation must be posted.  None of the properties have been legally surveyed, and all are in an entirely natural state; no paved roads or permanent dwellings occur.  The Company is unaware of any environmental liabilities occur on the properties.

Access, Climate, Physiography, Local Resources, and Infrastructure.  The Nomgon properties are road accessible with 4x4 vehicles from the provincial center of Dalanzadgad.  Dalanzadgad is located northwest of the properties and has regular scheduled air service from Ulaan Baator by the national carrier MIAT.  The twin towns of Sainshand and Bayant-Ukhaa are located east-north-east of the Nomgon properties and are located on the Trans Siberian railroad which transects Mongolia between Russia and China.

For a site visit, a flight from Ulaan Baator to Dalanzadgad is necessary, with a connection by a truck convey.  Access to Property 23A is via a network of unmaintained 4x4 desert roads and trails from the soum (village) of Bayan-Ovuu.  The Nomgon properties are located near the soum of Nomgon, where shelter, fuel and supplies can be obtained.

There are no active mining operations in the area except for a small open pit coal mine at Tavan Tolgoi located approximately 100 kilometres northeast of the Nomgon Properties.  The Tavan Tologoi coal deposit is mined by local Mongolian company, to feed coal generators at Dalanzadgad and neighboring soums.  The Japanese government has supplied aid in the form of a small fleet of mine trucks for this operation.  There is a small village at Tavan Tolgoi, which has mine offices, workshops and a vehicle depot.  The nearest railroad, reached by unformed dirt tracks is at Sainshand, on the Trans-Mongolian Railway.

The Nomgon properties are located in the steppe area of the Gobi desert, in a semi-desert to desert steppe environment, at an elevation of approximately 1600 to 2000 metres above sea level.  Vegetation is sparse, consisting mostly of small shrubs and grasses.  Trees occur only very sporadically, in ephemeral stream-beds, which dissect the landscape. Precipitation annually is 150 mm, mainly between May-to-September.  The area experiences a severe continental climate, with extremes of temperature, in July reaching 45º C and in January down to minus 35ºC.  The South Gobi region experiences very high winds in the spring, which trends across China and is responsible for the “Yellow Dust” phenomena that seasonally effects air quality conditions in Korea and Japan.

The properties vary from generally flat relief to low hills and ridges 50-to-70 metres in elevation.  North-east-trending, elongated low ranges alternate with broad valleys or basins that have been infilled with thick sequences of clastic sediments.  The properties have topographies that vary from flat to rugged, with local relief up to 150 meters.  The terrain is mostly covered by a poorly consolidated, brown to reddish, pebbly gravel, sandy silt, and sand.  The terrain is readily amenable to the construction of the necessary infrastructure related to mining operations, including but not limited to, tail storage sites, heap leach pads, waste disposal and processing plant sites.  The properties appear to have minimal disturbances related to historic exploration and mining activities.  There is no apparent environment liabilities related to old mine and/or mill operations.  The properties appear to have had minimal recent mineral exploration activities completed.

The area of the properties is relatively remote with a small population of nomad Mongolians tending herds of sheep, goats and camels and living in gers.  There are common water springs located on the region, supplying herds of animals and ger housing.  The area supports traditional subsistence economy, in which semi-nomadic herdsmen are engaged in the husbandry of sheep, goats, camel, cattle and horses.

Dalanzadgad is the closest larger towns for supplies and goods.  Fuel and limited supplies can be obtained from the soum of Nomgon.  It is expected that skilled, technical personnel will come from Ulaan Baator with accommodations arranged in the closest soum and/or gers.  The coal deposit at Tavan Tolgoi and other known deposits in the South Gobi region represent an important source of energy and will need to be exploited if mining operations are developed.

Prior Exploration

The exploration history of the area of the properties is believed to have been limited systematic exploration prior to the 1990’s.  Joint Mongolian-Russia government programs region from 1985 to 1988 completed by the Mongolian Geochemical Research Bureau included regional airborne surveys including magnetics, radiometrics (uranium, thorium, potassium), and gravity.  Portions of these surveys cover parts of the properties.  The resulting geochemical and metallogenic map (Map K-48-X) shows a regional soil geochemical anomaly for copper, gold and mercury over the northern half of license 23B.

Following the revision of the Mongolian Mineral Law in 1997, there was a fairly significant exploration boom led by private Mongolian companies and by international mining companies including MK Gold Company, Magna Copper Co., Uranerz Ltd. BHP, Rio Tinto, Phelps Dodge and Newmont Mining.  Exploration declined following the “Bre-X Scandal”, along with depressed metal prices.

Exploration by Magna Copper Co. discovered the Oyu Tologoi deposit in 1996 as a result of a reconnaissance survey.  BHP acquired Magma and continued early stage exploration programs in Mongolia.  In 1996, the Central Oyu Tologoi zone was recognized as a porphyry copper leached cap, and South Oyu was identified in 1997.  By the fall of 1997 six holes had been drilled with the discovery hole OT3, intersecting 2.39% Cu over 10.1 metres and 1.89% Cu over 16.9 metres, and hole OT4 from South Oyu, returned 1.65% Cu and 0.154 g/t Au over 70 metres.

Other known copper deposits north of Oyo Tologoi deposits include the Kharmagtai deposit, the Shuteen deposit, the Tsagaan Suvarga deposit, and the Mandah occurrence.  The porphyry copper potential of the Kharmagtai-Shuteen region has been known for several decades.

Figure 2

Erichsen Lake Property

Location Map

Erichsen Lake Property

Northwestern Ontario, Canada

Gold Exploration

Acquisition Details

On 8/9/2002, the Company entered into an agreement to form a 50/50 joint venture with Asia Now Resources Limited, a private Ontario company to explore mining claims in northwestern Ontario.  Under the terms of a letter agreement, the Company has acquired a 50% interest in the Erichsen Lake Property by funding the staking expenditures for the mining claims at a cost of up to $17,000.  The transaction is subject to due diligence and regulatory approval.  The Company has spent $16,264 on this property exploration through 9/30/2002.  Effective October 2002, Asia Now Resources Limited transferred its joint-venture interest to an affiliate, Millennium Minerals Limited.

Property Description and Potential

Summary.  The Erichsen Lake Property is an early stage gold exploration project located in Northwestern Ontario within the North Caribou Greenstone Belt.  The property encompasses a belt of banded iron formation within mafic volcanic rocks situated regionally along strike with a nearby producing mine.  A detailed airborne geophysical survey conducted in 1994 outlined favourable magnetic signatures and electromagnetic conductors associated with the rock units.  Most of these features have never been followed-up on the surface.

Location.  The Erichsen Lake Property is located in Northwestern Ontario approximately 150 km north of the town of Pickle Lake and 30 km north of the Musselwhite Mine.  It consists of 14 contiguous unpatented claims covering an area of 2432 hectares.  The easiest access is by float plane from Pickle Lake although much of the area is accessible by watercraft along the Eyapamikawa – North Caribou Lake System.  The Musselwhite Mine is served by an all weather road from Pickle Lake.

Exploration Potential.  In 1994, Placer Dome Canada staked a block of claims totalling 12,400 hectares covering the central portion of the North Caribou Greenstone Belt.  The same year, that company completed a helicopter supported geophysical survey over the property at a 100-metre spacing using a DIGHEMv electromagnetic system plus magnetometer, resistivity and VLF instrumentation.  The survey generated EM anomaly, total field magnetometer, calculated vertical gradient magnetometer, resistivity 7200Hz and filtered VLF-EM maps, and in the assessment report numerous geophysical targets were recommended for ground exploration.  No ground follow-up work appears to have been conducted and the claims were dropped in 1997.

The primary targets are a series of variable strength EM conductors coincident with a belt of high magnetic susceptibility anomalies that outline the location of the Hatch Lake Banded Iron Formation and extend intermittently for at least ten kilometres along the length of the property.  These targets were staked in July 2002 by the Canadian Shield/Asia Now Joint Venture.

In 1986-87, Milner Consolidated Silver Mines Ltd. completed geological, ground magnetometer and Horizontal Loop EM surveys over parts of the central southeastern area of the property.  These were followed up by eight drill holes ranging in length from 307 to 657 feet for which some intersected pyrrhotite, pyrite, magnetite and chalcopyrite mineralization hosted in cherty grunerite garnet bearing sulphidic zones.  However, these holes were discovered, based on the results of the subsequently available airborne geophysical survey data, to have missed testing any anomalies associated with the main iron formation unit.  To date, no other significant private surface exploration has been conducted on the property.

The Erichsen Lake property is an early stage gold exploration project because of its similar geological setting to the highly successful nearby Musselwhite Mine, and because it is extremely under-explored in comparison to similar gold favourable volcano-sedimentary belts in Northwestern Ontario.  Local structural features indicating that the iron formation units have undergone extensive deformation and possible thickening make it favorable to host a major gold orebody.  Gold in iron formation has been discovered on the surface and in drill holes within the more explored and less deformed adjacent areas to the west northwest along the north shore of Eyapamikama Lake and to the south in Akow Lake.  The Company’s exploration plans include the use of advanced ground geophysical and geochemical surveys to follow-up the results of the Placer Dome survey taking into account the geological setting of the recommended anomalies.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the nine months ended 9/30/2002 and 9/30/2001, and the fiscal years ended 12/31/2001, 12/31/2000, and 12/31/1999 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties.  Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with applicable securities commissions.

At the July 2001 Annual Meeting of Shareholders, the shareholders re-elected the three Directors: Lynda B. Bloom, Bernard L. Kraft and Michael P. Kraft.  Shareholders also approved a new stock option plan.

Results of Operations

Fiscal 2002 To Date

During the first nine months, the Company expended $27,423 on exploration costs as compared to $26,320 last year. These expenses were incurred on the Company’s Strike Point, Mongolian and Erichson Lake properties. The Mongolia Property Licenses were acquired in July 2002 and the Erichsen Lake Property was acquired in August 2002.  The Strike Point Property joint venture was terminated in December 2002.

General and administrative costs consist of expenses incurred at the corporate level including management fees, consulting fees, rent, bank charges and office and general.  Such expenses increased by 215% to $93,278 from $29,632. This increase was due to the increased activity of the Company as compared to last year.

Shareholder Services for the first nine months of year 2002 were $16,171, which increased by 111.4% as compared to $7,646 last year.  Professional Fees were $34,597 as compared to $15,368 the prior year, a 125% increase. The increase was due to expenses incurred to prepare and file the Company’s registration statement with the Securities and Exchange Commission in the United States.

This year the company paid $1,024 interest on shareholder loan bearing 12% interest.

The Company reported a net loss of ($171,014) or ($0.03) per share for the Nine Months Ended 9/30/2002 compared to a loss of ($73,859) or ($0.01) per share for the same period last year.

As at September 30, 2002, the Company had cash in the amount of $13,896 and advance of related party of $50,616. The Company’s ability to meet future commitments is dependent upon the ability of the Company to raise additional funds through the issue of equity and/or debt.

Fiscal 2001

The Company was inactive during Fiscal 2001 and reported no revenue from operations.

The Company expended $20,891 on exploration costs on the Strike Point Base Metal Property exploration.

General/administrative costs consist of expenses incurred at the corporate level including executive compensation, consulting fees, and administration. Such expenses increased 20% to $54,955 over the same period last year this increase was due to increased premises costs and high overhead expenses.

Shareholder services were $9,189 a 8% increase over last year.  Professional services increased 85% to $25,558 because of increased public company disclosure and as the company started the process of filings is US.

The allowance for promissory notes is related to the discontinued acquisition of Target Europe Inc.: $42,824. In November 2000, the Company agreed to acquire a subsidiary of Target Europe Inc., Target Europe (Spain) Inc.  During 2000, the Company advanced $42,824 to Target in anticipation of consummation of the acquisition.  The advance is treated as a promissory note and is personally guaranteed by Peter Holmes, President/CEO/ Director of Target; even if the acquisition was not consummated.  After further due diligence, the agreement was terminated on 2/23/2001. The Company has started the legal process of demanding the loan from the director of Target.  Since the process is long and it is unlikely that the Company will be able to recover the advanced amount an allowance has been established against the entire outstanding amount.

The Company reported a net loss of ($114,099) or ($0.02) per share for Fiscal 2001 compared to a loss of ($72,892) or ($0.01) per share for Fiscal 2000.

Fiscal 2000 Ended 12/31/2000 vs. Fiscal 1999 and Fiscal 1998

The Company is involved in the exploration of mineral properties.  At 12/31/2000, the Company’s only property was the Strike Point Base Metal Property located in Manitoba, Canada, where the Company is earning an 81% interest by expending up to $275,000 on exploration by July 2003.  The Company’s interest in this property was acquired in the February 1998 purchase of Synergy Explorations Ltd., which was finalized in July 1999.  The primary asset of Synergy was a joint-venture agreement with Tulsa Resources Inc.

During Fiscal 1998, the Company entered into agreements whereby it could acquire an interest in another mineral property, the Sioux Lookout Property in Ontario, Canada.  Pursuant to the July 1998 agreement, Synergy paid Stuarton $10,500 upon signing and expended a further $3,900 on exploration in 1999.  Upon further due diligence, the Company decided not to proceed and the agreement was terminated in August 2000, and all costs were expensed.

In November 2000, the Company agreed to acquire a subsidiary of Target Europe Inc., Target Europe (Spain) Inc.  During 2000, the Company advanced $42,824 to Target in anticipation of consummation of the acquisition.  The advance is treated as a promissory note and is personally guaranteed by Peter Holmes, President/CEO/ Director of Target; even if the acquisition was not consummated.  After further due diligence, the agreement was terminated on 2/23/2001.

Expenses

Shareholder Services.  Shareholder services costs consist of those costs incurred by transfer filing agents, press releases and mailings, etc. to the shareholders:

2000/1999/1998 were $8,028, $14,620, and $8,442, respectively.

General and Administrative Expenses.  General and administrative costs consist of those costs incurred at the corporate level including executive compensation, consulting fees, administration, travel and business development.  The expenses decreased from $42,329 in 1998 to $36,344 in 1999, and increased to $45,749 in 2000. These expenses fluctuated mainly due to the increase and decreased in the executive compensation.

Professional Fees.  These fees relate to funds paid to lawyers, and accountants.  These expenses were $10,068, $29,624, and $13,850, 1998, 1999 and 2000 respectively. They rose dramatically in 1999 due to higher legal fees associated with closing of the Major Transaction (acquisition of Synergy Explorations Ltd.) and private placement financings and then again decreased back in year 2000.

Interest Income.  The Company has received interest income on its working capital: 2000/1999/1998 - $6,992, $6,997, and $10,322.

Loss for the Year.  The Company reported a consolidated net loss of ($72,892) or ($0.01) per share for Fiscal 2000 compared to a loss of ($73,591) or ($0.02) per share for Fiscal 1999, and a loss of ($50,511) or ($0.02) for 1998.

The weighed average number of shares increased to 6,026,574 in 2000, from 4,907,920 in 1999 and from 3,908,843 in 1998, reflecting the issuance of common shares in the July 1999 acquisition of Synergy, three private placements, and shares-for-debt issuances.

Liquidity and Capital Resources

Chronology

April 1996: Incorporation

January 1997: Private Placement, 1,400,000 shares, $105,000

January 1998:  IPO, 2,000,000 shares, raising $300,000

February 1998: Agreement to acquire Synergy

July 1998: Sioux Lookout Property Agreement

June 1999: Private Placement, 500,000 units, raising $50,000

August 1999: Synergy acquisition completion, 2,000,000 shares

July 2000:  Share-for-Debt settlement, 358,728 shares = $36,949

August 2000:  Sioux Lookout Property agreement terminated

October 2000: Private Placement, 725,000 units, raising $72,500

November 2000: Target Europe Inc. Agreement

January 2001: Shares-for-Debt settlement, 221,490 shares = $22,149

February 2001: Target Europe Inc. agreement terminated

March 2002: Shares-for-Debt settlement, 338,834 shares = $33,384

June 2002: Private Placement, 1,800,000 units = $180,000

October 2002: Warrant Exercise, 362,500 shares = $36,250

Fiscal 2002 to Date

The Company had negative working capital of ($6,464) as at 9/30/2002.

Cash Used by Nine Month Ended 9/30/2002 Operating Activities totaled ($115,151) including the ($171,015) Net Loss.  Significant adjustments included: $55,864 in net changes in non-cash working capital items.

Cash Generated by Nine Months Ended 9/30/2002 Investing Activities was $46,477, representing a ($15,449) increase in advances to related party and a ($31,028) increase in mineral properties. Advance to related party have a guaranteed interest rate of 10%.

Cash Provided by Nine Months Ended 9/30/2002 Financing Activities was $172,082 from the shares-for-debt arrangement and private placement.

As at September 30, 2002, the Company had cash in the amount of $13,896 and advance to the related party of $50,616. The Company’s ability to meet future commitments is dependent upon the ability of the Company to raise additional funds through the issue of equity and/or debt.

Fiscal 2001

The Company had negative working capital of ($9,886) as at 12/31/2001.

Cash Used by Fiscal 2001 Operating Activities totaled ($34,624) including the ($114,099) Net Loss.  Significant adjustments included: ($12,000) for future income taxes; $42,824 allowance for promissory note related to Target Europe Inc.; and $48,651 in net changes in non-cash working capital items.

Cash Generated by Fiscal 2001 Investing Activities was $34,952, representing $91,010 decrease in term deposits, ($81,000) used for related party advances, $45,833 repayment of related party advances, and ($20,891) in deferred exploration expenditures on the Strike Point Property.

Cash Used by Fiscal 2001 Financing Activities was ($1,000) repayment of shareholder loan.

Supplemental Non-Cash Operating/Investing/Financing activities included the 221,490 shares issued for $22,149 in debt.

Fiscal 2000 Ended 12/31/2000 vs. Fiscal 1999 Ended 12/31/1999

The Company had a working capital of $72,131 as at 12/31/2000.

A shares-for-debt settlement of 358,728 shares for $36,949 in “debt” was completed in July 2000.  A private placement of 725,000 units was completed in October 2000, raising $72,500.  Each unit consisted of a common share and a warrant entitling the holder to purchase an additional common share at $0.10 until 10/4/2002.  These funds were used to help pay for Strike Point Base Metal Property exploration, the aborted investment in the Sioux Lookout Property, and corporate expenses.

During Fiscal 1998, the Company entered into agreements whereby it could acquire an interest in another mineral property, the Sioux Lookout Property in Ontario, Canada.  Pursuant to the July 1998 agreement, the Synergy paid Stuarton $10,500 upon signing and expended a further $3,900 in 1999 on exploration.  Upon further due diligence, the Company decided not to proceed and the agreement was terminated in August 2000, and all costs were expensed.

In November 2000, the Company agreed to acquire a subsidiary of Target, Target Europe (Spain) Inc.  During 2000, the Company advanced $42,824 to Target in anticipation of consummation of the acquisition.  The advance is treated as a promissory note and is personally guaranteed by the Peter Holmes, President/CEO/Director of Target; even if the acquisition was not consummated.  After further due diligence, the agreement was terminated on 2/23/2001.

Cash Used by Fiscal 2000 Ended 12/31/2000 Operating Activities totaled ($50,926), including the ($72,892) Net Loss.  Significant adjustments included: $4,400 writedown of the Sioux Lookout Property acquisition cost and $17,566 in net changes in non-cash working capital items.  Cash Used in Fiscal 2000 ended 12/31/2000 Investing Activities was ($151,954), representing: ($18,120) in deferred exploration costs for the Strike Point Base Metal Property and ($42,824) for a promissory note from Target related to advances in anticipation of acquisition of a Spanish subsidiary and ($91,010) in term deposits.  Cash Provided by Fiscal 2000 Ended 12/31/2000 Financing Activities was $63,993, representing the net proceeds of the October 2000 private placement.

Fiscal 1999 Ended 12/31/1999 vs. Fiscal 1998 Ended 12/31/1998

The Company had a working capital of $100,625 as at 12/31/1999.

The Company had a working capital of $179,201 as at 12/31/1998.

A private placement of 500,000 units was completed in June 1999, raising $50,000.  Each unit consisted of a common share and a warrant entitling the holder to purchase an additional common share at $0.10 until 6/24/2001.  The warrants expired unexercised.

In February 1998, the Company entered into an acquisition agreement for Synergy Explorations Ltd., a private Ontario company with a mineral property in Manitoba, Canada.  Synergy was controlled by three of the Company’s directors: Lynda B. Bloom, Bernard L. Kraft, and Michael P. Kraft; who collectively, directly/indirectly controlled 43% of the equity of Synergy.  This acquisition (the “Major Transaction”) was completed in August 1999 mainly though issuance of 2,000,000 common shares.

The Company was in the mining exploration business through a joint venture agreement with Tulsa Resources Ltd.  The joint venture agreement (as amended) committed the Company (through its subsidiary, Synergy) to expending up to $275,000 by July 2003 on exploration to fully earn it 81% interest in the Strike Point Base Metal Property, with $75,000 required by 7/4/2001 (spent).

Cash Provided by Fiscal 1999 Ended 12/31/1999 Operating Activities totaled ($44,601), including the ($73,591) Net Loss.  Significant adjustments included $28,990 in net changes in non-cash working capital items.

Cash Used in Fiscal 1999 ended 12/31/1999 Investing Activities was ($48,264), including: ($44,861) in deferred development costs on the Strike Point Base Metal Property; and ($3,900) for Stuarton Sioux Lookout Property.

Cash Provided by Fiscal 1999 Ended 12/31/1999 Financing Activities was $50,000, representing the June 1999 private placement.

Reconciliation of Canadian and United States

Generally Accepted Accounting Principles ("GAAP"):

Property Exploration Costs

Under US GAAP, property exploration costs are expensed as incurred.

Options to Consultants

Under Canadian GAAP, the Company did not recognize compensation expense when stock or stock options are issued to consultants until 12/31/2001.  Starting 1/1/2002, the Company will record compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants.  Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.  Under US GAAP, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants.

Stock-based compensation disclosure

The Company measures compensation expense relating to employee stock option plans for United States GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially different from compensation expense as determined under Canadian GAAP.

Calculation of Loss For the Year

The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada.  In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the loss in each year would be adjusted as follows:

	2001	2000	1999

Loss for the year, Canadian GAAP	$ (114,099)	$ (72,892)	$ (73,591)

Impact of U.S. GAAP and adjustments:
Exploration costs	$ (20,891)	$ (18,120)	$ (377,342)
Reversal of write-down of mineral costs	-	$ 4,400	-
Options granted to non-employees	-	$ (38,026)	-
Tax effect on above	$ (12,000)	-	-

Loss for the year, US GAAP	$ (146,990)	$ (124,638)	$ (450,933)

Research and Development, Patents, Trademarks, and Licenses, Etc.

  --- No Disclosure Necessary ---

Recent Accounting Pronouncements Applicable to Us

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003 and has not yet quantified the impact of adoption on its financial statements.

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations,” or SFAS 141, and SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142.  SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting.  Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise.  All other intangible assets will continue to be amortized over their estimated useful lives.  The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001.  With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 effective July 1, 2002.  The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144.  Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues.  Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset.  SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale.  The adoption of SFAS 144 on July 1, 2002 is not expected to have a material impact on our financial position or results of operations.

On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145"").  Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 on May 15, 2002 is not expected to have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities.  SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract.  SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002 and is not expected to have a material impact on our financial position or results of operations.

There are no Canadian accounting pronouncements that would impact the Company.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

February 28, 2003

Name	Position	Age	Date of First Election or Appointment
Lynda B. Bloom (1)(2)	President/CEO/Director	46	December 1996
Bernard L. Kraft (1)	Chairman/Director	72	April 1996
Michael P. Kraft (1)	Director	39	April 1997
Khurram R. Qureshi (3)	Chief Financial Offer	40	April 1998
Imran Atique (4)	Secretary/Treasurer	26	September 2001

(1)

Member of Audit Committee.

(2)

She spends one-third of her time on the affairs of the Company.

(3)

He spends about 10% of his time on the affairs of the Company.

(4)

He spends about 20% of his time on the affairs of the Company.

(5)

All Business Addresses: c/o Canadian Shield Resources Inc.

151 Bloor Street West

Toronto, Ontario  M5S 1S4

Lynda B. Bloom, President/CEO/Director, has been President of the Company since December 1996 and has been president of Synergy Explorations Ltd. since March 1997.  Since 1987, she has been President of Analytical Solutions Ltd., a private geochemical consulting company.  She received a M.Sc. (Geology) in 1980 from Queen’s University and an Honours B.Sc. (Geology-Chemistry) in 1977 from Carlton University.  Ms. Bloom has published numerous academic articles about mining and exploration geochemistry and has presented her papers throughout Canada and internationally.

Bernard L. Kraft, Chairman and Director, is a co-founder of Kraft Yabrov Valuators Inc., a company specializing in the areas of litigation support, mergers and acquisitions, business valuations, corporate finance and management consulting.  Also, he is Senior Partner in Kraft, Berger, Grill, Schwartz, & Cohen & March LLP, Chartered Accountants.  He holds professional designations as C.A. (Institute of Chartered Accountants of Ontario, 1953), C.B.V. (The Canadian Institute of Chartered Business Evaluations, 1992), and C.F.E. (Association of Certified Fraud Examiners, 1993).  He is a director of Agnico-Eagle Mines Limited, a Toronto Stock Exchange and NYSE gold mining company and World Point Terminals Inc., a Toronto Stock Exchange listed company that owns oil storage facilities worldwide.

Michael P. Kraft, Director, has been the President/CEO/Director since 1997 of Lingo Media Inc., a TSX Venture Exchange listed company that develops/publishes/licenses/distributes books, audio cassettes, multimedia and ancillary products for English language learning for the school and retail markets in China and Canada; and President of its operating subsidiary, Lingo Media Ltd., since 1994.  From 1990 to 1993, he was Vice President of Madison Marketing Limited, a specialty book publisher.  He received a Bachelor of Arts in Economics from York University in 1985.

Khurram R. Qureshi, Chief Financial Officer of the Company since 1998, brings to Canadian Shield Resources Inc. over fourteen years of experience in the field of finance and accounting, including experience working for several public companies.  Mr. Qureshi graduated from York University (Toronto), with a Bachelors Degree in Administrative Studies and qualified as a Chartered Accountant in 1990.  From 1987 to 1996, he gained valuable experience while working with Kraft, Berger, Grill, Schwartz, Cohen & March LLP.  Since 1997, he has also been Chief Financial Officer of Lingo Media Inc. and other private and public companies.

Imran Atique has been Corporate Secretary and Treasurer of the Company since September 2001 and began as a consultant in August 2000.  He brings six years accounting experience.  Mr. Atique received Bachelor’s of Commerce (two-year) degree in Pakistan in 1996; a Bachelor’s of Commerce (Honours) from St. Mary’s University (Halifax) in 1999 and is currently enrolled in the MBA program at York University (Toronto) and the Certified Management Accountants (CMA) program with the Society of Management Accounts of Ontario.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors with management service contracts but without term of office, except as disclosed in ITEM #6B below.

Despite the Company’s Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order/judgment/decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

Bernard L. Kraft is the father of Michael P. Kraft.  Other than this, there are no family relationships between any two or more Directors or Executive Officers.

6.B.  Compensation

Cash Compensation.  Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2001 ended 12/31/2001 was $50,200.

Pursuant to management agreements with the Company, Lynda B. Bloom is paid $500 per month and Michael P. Kraft is paid management fees of $2000 per month.  The management agreements were effective 8/15/1999 and total payments during 2001, respectively, were $4,500 and $24,000, respectively, to Lynda B. Bloom and Michael P. Kraft.  Pursuant to a Geological Services Agreement dated 8/15/1999, Analytical Solutions Ltd. was paid $21,700 for 2001.  Analytical Solutions Ltd. is a corporation owned by Lynda B. Bloom.

Pursuant to agreements dated 3/14/2002, Lynda B. Bloom and Michael P. Kraft agreed to accept common shares in lieu of cash payments from 3/1/2002 to 12/31/2002.

Director Compensation.  The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  No Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Other Compensation.  No Executive Officer/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2001 to provide pension, retirement or similar benefits for Directors or Executive Officers.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has only an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee met once in Fiscal 2001 and once during Fiscal 2002-to-date.  The current members of the Audit Committee are: Lynda B. Bloom, Bernard L. Kraft and Michael P. Kraft.

6.D.  Employees

As of 2/28/2003, the Company had four active employees, including the three Senior Management.  As of 12/31/2001, 12/31/2000 and 12/31/1999, the only employees were the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 7 lists, as of 2/28/2003, Directors and Senior Management who beneficially own the Company's voting securities (common shares only) and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.  Refer to Table No. 8 for a more extensive discussion of stock options outstanding for each disclosed person.

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Lynda B. Bloom (1)	1,281556	13.4%
Common	Michael P. Kraft (2)	1,229,298	12.8%
Common	Bernard L. Kraft (3)	616,318	6.5%
Common	Khurram R. Qureshi (4)	71,978	0.8%
Common	Imran Atique (4)	50,000	0.5%
Common	Chebutco Services (International) Ltd.	562,500	6.0%
Common	S. Perry Bitterman (5)	641,319	6.8%
Common	Gregory R. Harris (6)	2,225,999	22.3%
Total	Directors/Officers/5% Shareholders	6,678,978	61.2%

(1)

200,000 represent currently exercisable stock options.

857,796 shares are held indirectly through Analytical Solutions Ltd., a private company controlled by Ms. Bloom.

290,608 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities.

(2)

375,000 represent currently exercisable stock options.

404,395 shares are held indirectly through WFE Investments Corp., a company owned by Bernard L. Kraft and Michael P. Kraft each as to 50%.  For the purposes of this calculation, one-half of the shares is attributed to each individual.

198,297 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

Includes 380,422 shares owned by members of his family, where he disavows beneficial interest and does not have voting or disposition control, excluding Bernard Kraft and family.

(3)

100,000 represent currently exercisable stock options.

404,395 shares are held indirectly through WFE Investments Corp., a company owned by Bernard L. Kraft and Michael P. Kraft each as to 50%.  For the purposes of this calculation, one-half of the shares is attributed to each individual.

Includes 139,121 shares/warrants owned by members of his family, where he disavows beneficial interest and does not have voting or disposition control, excluding Michael P. Kraft and family.

(4)

50,000 represent currently exercisable stock options.

(5)

281,319 shares are held indirectly through SPB & Associates Ltd.,a company controlled by S. Perry Bitterman.

150,000 represent currently exercisable share purchase warrants.

(6)

1,399,000 shares are beneficially owned by Crestview Capital Inc., a company owned by Gregory R. Harris and his family.

Includes 176,999 shares owned by his family.

650,000 represent currently exercisable share purchase warrants.

#  Based on 9,339,058 shares outstanding as of 2/28/2003 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

Stock Options

TSX Venture Exchange Rules and Policies

The terms and conditions of incentive options granted by the Company are done in accordance with the rules and policies of the TSX Venture Exchange, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options, are described below.

The TSX Venture Exchange policy in respect of incentive stock options provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the TSX Venture Exchange where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company.

In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the TSX Venture Exchange where:

(a)

grant of incentive stock options could result at any time in:

(i) the Company having options outstanding to insiders which, in aggregate, are exercisable to acquire over 10% of the outstanding common shares of the Company; or

(ii) the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the outstanding common shares of the Company; or

(iii) the issuance to any one insider and such insider's associates, within a one year period, of common shares which, in aggregate, exceed 5% of the outstanding common shares of the Company; or

(iv) the issuance to any consultant of common shares which, in aggregate, exceed 2% of the outstanding common shares of the Company; or

(b)

the Company is proposing to decrease the exercise price of stock options held by any insiders.

Initial Plan

The Company had adopted a Stock Option Plan (the "Initial Plan") whereby the directors may grant options to directors, officers, employees and consultants of the Company of up to 10% (5 % to any one person) of the number of common shares then outstanding at prices and on other terms which correspond with the rules of the CDNX in regard to stock options.  At 2/28/2003, there are no shares reserved for issuance pursuant to options granted under the Initial Plan.

Subsequent Plan

Effective 6/2/1999, the directors of the Company had adopted a subsequent stock option plan (the "Subsequent Plan") for the Company which conforms with all applicable regulatory requirements and with shareholder approval received at the Annual Meeting of 6/22/1999 which became effective upon the completion of the Major Transaction.  The purpose of the Subsequent Plan is to encourage ownership of common shares by directors, senior officers, employees and consultants of the Company and its subsidiaries.  Options may be granted under the Subsequent Plan only to directors, senior officers, employees, consultants and personal holding corporations controlled by a director or senior officer of the Company and its subsidiaries as designated from time to time by the board of directors.  The number of common shares of the Company currently subject to the Subsequent Plan is 364,000 shares.  The number of common shares, which may be reserved for issuance under the Initial and under the Subsequent Plan, is limited to 590,000 common shares, if the board has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company and to obtaining all necessary regulatory approvals.  The number of Common Shares subject to issuance under the Initial Plan and which may be reserved for issuance under the Subsequent Plan will represent, in the aggregate, 10% of the issued and outstanding Common Shares.  The maximum number of common shares which may be reserved for issuance to any one person under the Subsequent Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the Initial Plan or the Subsequent Plan that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the Subsequent Plan.  The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted.  Options granted under the Subsequent Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or consultant of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying.  The options are non-transferable.  The Subsequent Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger or other relevant changes in the Company's capitalization.  The board of directors may from time to time amend or revise the terms of the Subsequent Plan or may terminate the Subsequent Plan at any time.

The Subsequent Plan provides that the Company may provide financial assistance in respect of options granted under the Subsequent Plan by means of loans to optionees.  Under the terms of the Subsequent Plan the Company may, but is not obligated to, loan an optionee the funds required to exercise any particular option.  The Subsequent Plan provides any such loan will be for a term not exceeding 10 years and will be non-interest bearing.  Any such loan will be repayable at maturity or upon the death of the optionee or earlier in certain other circumstances such as retirement.  Any loans made under the Subsequent Plan are to be secured by a pledge of the shares acquired upon the exercise of the option exercised being funded to a trustee for such purposes.  In the event that any loan amount is not fully repaid when due the trustee holding the pledged shares is entitled to realize on the shares being held by it as security for the loan.

Loans made under the Subsequent Plan are "non-recourse loans" and, as a result, the sole remedy of the Company in the event of a default is to realize on the shares being held as security as described above.  Thus, in the event there is a shortfall between the loan amount and any such proceeds of realization, the optionee will not be liable for any such shortfall.  The Subsequent Plan provides that any shares pursuant to loans made under the Subsequent may be sold by the optionee from time to time provided that an amount equal to the aggregate option exercise price or the balance of the loan is applied in repayment of the loan.  Any financial assistance so provided under the Subsequent Plan will be subject to and made in accordance with all applicable laws and regulatory policies at the time of making the loan.  No loans were ever granted by the Company pursuant to the Subsequent Plan.

As of 2/28/2003, there were 344,000 shares reserved for issuance pursuant to options granted under the Subsequent Plan, all of them fully vested upon granting.

New Plan

Upon formation, the Canadian Venture Exchange (now TSX Venture Exchange) established new corporate finance policies relating to stock options, including stock option plans (the “New Policy”).  On 5/18/2001, the directors of the Company approved a stock option plan (the “New Plan”) for the Company pursuant to the New Policy.  In adopting the New Plan, the directors discontinued the Company’s Initial Plan (“Initial Plan”) described below.  All options currently outstanding under either of the Initial Plan or the Subsequent Plan remain subject to such plans.

The purpose of the New Plan is to encourage ownership of common shares by directors, officers, employees and consultants of the Company.  Options may be granted under the New Plan only to directors, Officers, employees, consultants and personal holding corporations controlled by a director or officer of the Company as designated from time to time by the board of directors.

Options may be granted under the New Plan only to directors, officers, employees, consultants and personal holding corporations controlled by a director of officer of the Company as designated from time to time by the board of directors.  The number of shares which may be reserved for issuance under the New Plan are limited to 20% of the issued and outstanding number of shares as of 5/18/2001.  1,441,044 common shares less the number of shares reserved for issuance pursuant to options granted under the Initial Plan (currently nil shares) and under the Subsequent Plan (currently 364,000 shares), provided that the board has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares which may be reserved for issuance to any one person under the New Plan is 5% of the common shares outstanding at the time of the grant less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the Initial Plan, the Subsequent Plan or the New Plan that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the New Plan.  The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted less any permitted discount.  Options granted under the New Plan may be exercised during a period not exceeding ten years, subject to earlier termination, upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, officer, director or consultant of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring, be coming permanently disabled or dying.  Options granted to optionees vest over an 18-month period with no greater than 16.67% of any options granted to an optionee vesting in any three-month period or such longer period as the board may determine.

The options under the New Plan will be non-transferable.  The New Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger of other relevant changes in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the New Plan or may terminate the New Plan at any time.  The New Plan provides that the Company may provide financial assistance in respect of options granted under the New Plan by means of loans to optionees.  Under the terms of the New Plan, the Company may, but is not obligated to, loan to an optionee the funds required to exercise any particular option.  The New Plan provides that any such loan will be for a term not exceeding ten years and will be non-interest bearing.  Any such loan will be repayable at maturity or upon the death of the optionee or earlier in certain other circumstances.  Any loans made under the New Plan are to be secured by a pledge of the shares acquired upon the exercise of the option exercised being funded to a trustee for such purposes.  In the event that any loan amount is not fully repaid when due the trustee holding the pledged shares is entitled to realize on the shares being held by it as security for the loan.  Loans made under the New Plan are made on a full recourse basis.  The New Plan provides that any shares acquired pursuant to loans made under the New Plan may be sold by the optionee from time to time provided that an amount equal to the aggregate option exercise price or the balance of the loan is applied in repayment of the loan.  Any financial assistance so provided under the New Plan will be subject to and made in accordance with all applicable laws and regulatory policies at the time of making the loan.

In accordance with the New Policy, disinterested shareholders of the Company were required to approve the New Plan.  The New Policy required that the Plan be approved by a majority of the votes cast at the meeting, other than the votes attaching to securities beneficially owned by insiders of the Company to whom common shares may be issued pursuant to the New Plan (i.e., the directors and senior officers of the Company and their associates).  The New Plan was approved at the 7/3/2001 Annual Meeting of Shareholders.

Shareholder approval will not be required for the granting of options to purchase an aggregate of 1,441,044 common shares thereunder less the number of shares presently outstanding under the Initial Plan and the Subsequent Plan.  However, in the event that the board determines to increase the number of shares subject to the New Plan, such increase will be subject to the further approval of the Company’s shareholders and the approval of the relevant stock exchange on which the shares are then listed.

As of 2/28/2003, 485,000 options to purchase the common shares are outstanding under the New Plan, all vested over 18 months in accordance with the standard formula discussed above.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8 as of 2/28/2003, as well as the number of options granted to Directors and all employees as a group.

Table No. 8

Stock Options Outstanding

Name	Number of Common Shares	CDN$ Exer. Price	Grant Date	Expir’n Date
Lynda B. Bloom	100,000	$ 0.10	6/21/2000	6/21/2005
Lynda B. Bloom	100,000	$ 0.10	7/16/2002	7/16/2007
Michael P. Kraft	180,000	$ 0.10	6/21/2000	6/21/2005
Michael P. Kraft	195,000	$ 0.10	7/16/2002	7/16/2007
Bernard L. Kraft	100,000	$ 0.10	7/16/2002	7/16/2007
Khurram R. Qureshi	50,000	$ 0.10	7/16/2002	7/16/2007
Imran Atique	10,000	$ 0.10	12/20/2000	12/20/2005
Imran Atique	40,000	$ 0.10	7/16/2002	7/16/2007
Total Officers/Directors	775,000
Total Employees/Consultants	54,000
Total Officers/Directors/Etc.	829,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E. and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders; table reflects direct/indirect holdings of common shares, refer to Table No. 7 for additional information.

	Shares Owned 12/31/2001	Shares Owned 12/31/2000	Shares Owned 12/31/1999	Shares Owned 12/31/1998
Lynda B. Bloom	883,326	680,236	604,945	175,000
Michael P. Kraft	390,277	505,383	548,626	350,000
Bernard L. Kraft	337,198	337,198	377,198	175,000
Gregory R. Harris	710,000	710,000	710,000	710,000
Chebucto Services	634,500	634,500	-	-

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 7/12/2002, the Company’s shareholders’ list showed 9,339,058 common shares outstanding, 8,771,558 (94%) held by thirty-four registered shareholders resident in Canada, 562,500 shares held by two foreign shareholders, and 5,000 shares held by one USA resident.  The Company has researched the indirect holding by depository institutions and estimates that there are 240 "holders of record" resident in Canada, holding the aforementioned 8,771,558 common shares.

7.A.3.  Control of Company.  The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Development of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.

  – No Disclosure Necessary –

7.B.  Related Party Transactions

Participation in July 2000 Debt Settlement

Pursuant to agreements dated 7/6/2000, the Company issued 358,728 shares at a deemed price (fair market value) of $0.10 per share for aggregate debt of $36,949 to the following Officers/Directors:

Name	Shares	Debt
Michael P. Kraft & Associates Inc. (1)	227,118	$ 22,712
Analytical Solutions Ltd. (2)	74,840	$ 7,484
Lynda B. Bloom	56,770	$ 5,677

(1)

Controlled by Michael P. Kraft

(2)

Controlled by Lynda B. Bloom

Participation in January 2001 Debt Settlement

Pursuant to agreements dated 1/23/2001, the Company issued 221,490 shares at a deemed price (fair market value) of $0.10 per share for aggregate debt of $22,149 to the following Officers/Directors:

Name	Shares	Debt
Michael P. Kraft & Associates Inc. (1)	128,400	$ 12,840
Analytical Solutions Ltd. (2)	60,990	$ 6,099
Lynda B. Bloom	32,100	$ 3,210

(1)

Controlled by Michael P. Kraft

(2)

Controlled by Lynda B. Bloom

Participation in March 2002 Debt Settlement

Pursuant to agreements dated 3/14/2002, the Company issued 333,840 shares at a deemed price (fair market value) of $0.10 per share for aggregate debt of $33,384 to the following Officers/Directors:

Name	Shares	Debt
Michael P. Kraft & Associates Inc. (1)	85,600	$ 8,560
Analytical Solutions Ltd. (2)	74,900	$ 7,490
Lynda B. Bloom	173,340	$ 17,334

(1)

Controlled by Michael P. Kraft

(2)

Controlled by Lynda B. Bloom

Loan from Michael P. Kraft & Associates Inc.

In April 2002, the Company was advanced $30,000 pursuant to a loan agreement with Michael P. Kraft & Associates Inc., a company controlled by Michael P. Kraft.  The loan bears interest at 12% per annum and is due on 12/31/2003 or due upon the completion of an equity and/or debt financing from the Company for net proceeds greater than $33,000.

Acquisition of Synergy Explorations Ltd.

In February 1998, the Company entered into an acquisition agreement for Synergy Explorations Ltd., a private Ontario company with a mining property in Manitoba, Canada.  Synergy was controlled by four of the Company’s executive officer/directors: Lynda B. Bloom, Bernard L. Kraft, Michael P. Kraft, and Khurram R. Qureshi, who directly/indirectly controlled 425,000, 290,000, 230,000, and 25,000, respectively, common shares of Synergy.  These holdings represented 19%, 10%, 13%, and 1%, respectively, of the equity of Synergy.  Refer to ITEM #4, “Information on the Company, History and Development of the Company, History and Development, Acquisition of Synergy Explorations Ltd.”.

Lynda B. Bloom, President/CEO/Director

Pursuant to a Geological Services Agreement, Analytical Solutions Ltd. was paid $26,200, $15,985, and $8,000 for 2001/2000/1999, respectively.  Analytical Solutions Ltd. is a corporation owned by Lynda B. Bloom.

Michael P. Kraft, Director

Mr. Kraft is compensated for his managerial services to the Company indirectly through Michael P. Kraft Associates Inc., a private company controlled by Mr. Kraft.  During Fiscal 2001/2000/1999, $24,000, $28,350, and $13,935 were paid/accrued to Michael P. Kraft Associates Inc., respectively.

Gregory R. Harris, Former Officer/Director

From December 1996 until January 2000, Mr. Harris was a Director and Executive Officer of the Company.  During 2000/1999/1998, Mr. Harris also provided legal services to the Company and his professional legal corporation was compensated $nil, $nil and $21,178, respectively.

Other than as disclosed above, there have been no transactions since 12/31/1998, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

  --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of KPMG LLP, Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

for Fiscal 2001, Fiscal 2000, and Fiscal 1999

Unaudited Financial Statements

For Nine Months Ended 9/30/2002 and 9/30/2001

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statement.

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company's common shares began trading on the Alberta Stock Exchange in Calgary, Alberta, Canada, on 1/14/1998, as a Junior Capital Pool Corporation.  The Alberta Stock Exchange was absorbed by the Canadian Venture Exchange, which was absorbed by the TSX Venture Exchange.  The current stock symbol is “CSP”.  The CUSIP number is #136932-10-0.

Table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange (formerly the Canadian Venture Exchange) for the Company's common shares for: the last twelve months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

			-Sales-
			Canadian Dollars
Period Ended	Volume	High	Low	Closing

Monthly
02/28/2003	201,000	$ 0.09	$ 0.06	$ 0.06
01/31/2003	81,000	0.08	0.06	0.06
12/31/2002	311,000	0.07	0.06	0.06
11/30/2002	167,000	0.08	0.06	0.06
10/31/2002	2,000	0.07	0.06	0.06
09/30/2002	64,500	0.12	0.08	0.12
08/31/2002	182,000	0.18	0.10	0.10
07/31/2002	1,109,700	0.22	0.12	0.13
06/30/2002	1,613,503	0.30	0.17	0.19
05/31/2002	656,500	0.19	0.03	0.19
04/30/2002	10,000	0.04	0.03	0.03
03/31/2002	131,000	0.04	0.02	0.04
02/28/2002	0	-	-	-
01/31/2002	8,000	0.02	0.02	0.02

Quarterly
12/31/2002	480,000	$ 0.08	$ 0.06	$ 0.06
09/30/2002	1,356,200	0.22	0.08	0.10
06/30/2002	2,280,003	0.30	0.03	0.19
03/31/2002	139,999	0.04	0.02	0.03

12/30/2001	43,000	0.03	0.02	0.02
09/30/2001	132,000	0.03	0.02	0.02
06/30/2001	112,000	0.04	0.03	0.03
03/31/2001	1,085,000	0.12	0.04	0.04

12/30/2000	352,600	0.15	0.05	0.14
09/30/2000	59,000	0.17	0.10	0.10
06/30/2000	87,500	0.19	0.07	0.12
03/31/2000	327,500	0.22	0.04	0.17

12/31/2002	4,256,202	$ 0.30	$ 0.02	$ 0.06
12/31/2001	1,372,000	0.12	0.02	0.02
12/31/2000	826,600	0.22	0.04	0.14
12/31/1999	444,000	0.10	0.02	0.05
12/31/1998	2,394,000	0.55	0.03	0.03

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the TSX Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

Enforcement action taken by the surveillance department may include the following:

1)

forcing companies to correct misleading or inaccurate disclosure which includes new releases or internet postings:

2)

requiring the resignation of unacceptable directors and officers;

3)

requiring cancellation and return shares to treasury;

4)

requiring undertakings from directors and officers that they will ensure compliance with the listing agreement and listings policies in the future;

5)

requiring the termination of unacceptable investor relations services;

6)

halting and suspending trading in the shares of companies;

7)

de-listing companies that have contravened exchange by-laws, rules or policies.

The market surveillance department issues TSX notices to inform the public of halts, suspensions, de-lists and other enforcement actions.  All TSX notices can be found on the TSX website or INFOTSX.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors.

In addition to market surveillance, the TSX Venture Exchange’s compliance department is comprised of an investigative services team that conducts investigations into alleged violations of securities trading.  The TSX Venture Exchange Conduct Review Committee determines whether a case for discipline exists.  Disciplinary cases either result in a settlement reached between TSX Venture Exchange and the respondent or they proceed to a disciplinary hearing.  The public can attend disciplinary hearings, view the exhibits filed and obtain copies of the decisions issued by the panel.  If the hearing panel’s decision is not acceptable to either TSX Venture Exchange or the respondent, an appeal process may be initiated.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of ComputerShare Investor Services Inc. (located in Calgary, Alberta, Canada), the registrar and transfer agent for the common shares.

On 7/12/2002, the shareholders' list for the Company's common shares showed 37 registered shareholders and 9,339,058 shares issued and outstanding.  One of these shareholders was a U.S. residents holding 5,000 shares.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has about 250 beneficial owners of its common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (Ontario).  Unless the Business Corporations Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Share Purchase Warrants

Table No. 10 lists, as of 2/28/2003, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 2/28/2003, the Company was aware of 11 holders of its 1,800,000 share purchase warrants, ten of whom were resident in Canada and none in the United States.  These warrants were issued in conjunction with two private placements and are non-transferable.

Table No. 10

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

6/25/2002	1,800,000	1,800,000	$ 0.10	-	6/25/2003

Escrowed Principal Shares

All of the 1,400,000 common shares issued prior to the initial public offering of the Company were deposited with Montreal Trust Company of Canada (now ComputerShare Investor Services Inc.) pursuant to an escrow agreement dated 10/29/1997 (the "Escrow Agreement").  The Escrow Agreement requires the written consent of the Executive Director of the Alberta Securities Commission (now TSX Venture Exchange) for the shares to be released from escrow.  The Escrow Agreement further provides that escrowed shares may be released as to one-third thereof upon each of the first, second and third anniversaries of the completion of the Major Transaction).  939,998 of these shares were released during 2000 and the remaining 470,002 shares were released August 2001.

Escrowed Performance Shares

The Alberta Stock Exchange imposed escrow restrictions on 1,345,054 of the 2,000,000 common shares issued on the Major Transaction; pursuant to which 1,345,054 common shares were held in escrow pursuant to the Form C Escrow Agreement of the Alberta Stock Exchange and were to be released subject to a performance escrow allowing for the release of one share for each $0.20 in deferred expenditures incurred on the mining properties held by Synergy to a maximum of one-third of the shares on each of the first, second and third anniversary dates of the completion of the Major Transaction (8/11/1999).  168,980 shares were released from escrow during 2000 as a result of 1999 expenditures totaling $33,796.  129,885 shares were released from escrow during 2001 as a result of 2000 expenditures totaling $25,978.  Shares not released from escrow by 6/24/2004 will be cancelled. Since the company has terminated the agreement to incur any further exploration expenditures the following shares in escrow are subject to cancellation.

As of 2/28/2003, these remaining 1,046,189 escrowed shares are as follows:

WFE Investments Ltd.	314,540 shares
Analytical Solutions Ltd. (1)	290,608 shares
S.P. Bi & Associates Ltd.	218,811 shares
Lesli B. Marcus (2)	119,662 shares
Nancy Kraft (3)	61,541 shares
Michael P. Kraft	41,027 shares

(1)

Controlled by Lynda B. Bloom

(2)

Wife of Michael P. Kraft

(3)

Wife of Bernard L. Kraft and mother of Michael P. Kraft

9.A.6.  Differing Rights  --- No Disclosure Necessary ---

9.A.7.a.  Subscription Warrants/Right  --- No Disclosure Necessary ---

9.A.7.b.  Convertible Securities/Warrants  --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 12/31/2001, 12/31/2000, and 12/31/1999, the authorized capital of the Company was an unlimited number of common shares without par value and there were 7,205,218, 6,983,728 and 5,900,000 common shares issued and outstanding, respectively.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

         --- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to ITEM #6.E. and Table No. 7. ---

10.A.6.  History of Share Capital

January 1997;	private placement,	1,400,000 shares,	$ 105,000
January 1998;	Initial Public Offering,	2,000,000 shares,	$ 300,000
June 1999;	private placement,	500,000 units,	$ 50,000
July 1999;	acquisition of Synergy,	2,000,000 shares,	$ 300,000
July 2000;	settlement of debt,	358,728 shares,	$ 36,949
October 2000;	private placement,	725,000 shares,	$ 72,500
January 2001;	settlement of debt,	221,490 shares,	$ 22,149
March 2002;	settlement of debt,	338,834 shares,	$ 33,883
June 2002;	private placement,	1,800,000 units,	$ 180,000
October 2002;	warrant exercise,	362,500 shares,	$ 36,250

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Objects and Purposes

The Company’s corporation number as assigned by the Ontario Ministry of Consumer and Commercial Relations is 1176473.  The Company’s Articles of Incorporation do not contain the Company’s purpose or its objectives, as neither is required under the laws of Ontario.

Disclosure of Interest of Directors

No director of the Company is permitted to vote on any resolution to approve a material contract or transaction in which such director has a material interest (Bylaws, Paragraph 18).

Neither the Articles of Incorporation nor the Bylaws of the Company limit the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.  The Bylaws provide that directors shall receive remuneration, as the board of directors shall determine from time to time (Bylaws, Paragraph 15).

Borrowing Powers of Directors, By-Laws - Paragraph 38

The board of directors may, without the authorization of the shareholders:

(i)

borrow money upon the credit of the Company;

(ii)

issue, reissue, sell or pledge debt obligations of the Company, whether secured or unsecured;

(iii)

give a guarantee on behalf of the Company to secure performance of obligations; and

(iv)

charge, mortgage, hypothecate, pledge or otherwise create a security interest in all currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of the Company to secure obligations of the Company.

Director Qualification and Retirement

Neither the Articles of Incorporation nor the Bylaws of the Company discuss the retirement or non-retirement of directors under an age limit requirement, and there is no number of shares required for director qualification.

Description of Rights, Preferences and Restrictions

Attaching to Each Class of Shares

a) Number of Shares.  The Company’s Articles of Incorporation provide that the Company is authorized to issue an unlimited number of Common Shares (“Common Shares”).

b) Dividend Rights.  The Company’s Articles of Incorporation provide that holders of common shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the board of directors of the Company out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding, subject to the prior rights of any shares ranking senior to the common shares with respect to priority in the payment of dividends.  The Company does not currently have outstanding any shares ranking senior to the common shares with respect to priority in the payment of dividends and neither the Articles of Incorporation nor the Bylaws provide for the issuance of such shares.

c) Voting Rights.  Neither the Company’s Bylaws nor its Articles of Incorporation provide for the election or re-election of directors at staggered intervals.

d) Rights to Share in the Company’s Profits.  See “Dividend Rights” above.

e) Rights to Share in Any Surplus in the Event of Liquidation.  Under the Company’s Articles of Incorporation, upon the dissolution, winding up or liquidation of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of any shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the common shares shall be entitled to receive the remaining property and assets of the Company. The Company does not currently have outstanding any shares ranking senior to the common shares with respect to priority in the payment of dividends and neither the Articles of Incorporation nor the Bylaws provide for the issuance of such shares.

f) Redemption Provisions.  The Company may purchase any of its issued common shares subject to the provisions of the Ontario Business Corporations Act.

g) Sinking Fund Provisions.  Neither the Company’s Articles of Incorporation nor its Bylaws contain sinking fund provisions.

h) Liability to Further Capital Calls by the Company.  Neither the Company’s Articles of Incorporation nor its Bylaws contain provisions allowing the Company to make further capital calls with respect to any shareholder of the Company.

i) Discriminatory Provisions Based on Substantial Ownership.  Neither the Company’s Articles of Incorporation nor its Bylaws contain provisions that discriminate against any existing or prospective holders of securities as a result of such shareholder owning a substantial number of shares.

j) Miscellaneous Provisions.  Under the Company’s Bylaws, in the event the Company were to pay dividends on the issued and outstanding shares, the dividend must be claimed within six years of the payment date and payment shall be forfeited and shall revert to the Company.

Neither the Articles of Incorporation nor the Bylaws of the Company address the process by which the rights of holders of stock may be changed.  The general provisions of the Ontario Business Corporations Act apply to this process, and require shareholder meetings and independent voting for such changes.

Annual general meetings of the Company’s shareholders are held on such day as is determined by resolution of the directors (Bylaws, Paragraph 45).  Special meetings of the Company’s shareholders may be convened by order of the Chairman or Vice-Chairman of the Board, the Managing Director, the President if a director, a Vice-President who is a director, or the board of directors  (Bylaws, Paragraph 46).  Shareholders of record must be given notice of such special meeting not less than 21 days nor more than 50 days before the date of the meeting.  Notices of special meetings of shareholders must state the nature of the business to be transacted in detail and must include the text of any special resolution or bylaw to be submitted to the meeting (Bylaws, Paragraph 47).  The Company’s board of directors is permitted to fix a record date for any meeting of the shareholders that is between 21 and 50 days prior to such meeting  (Bylaws, Paragraph 52).  However, as a result of Ontario securities laws applicable to the Company, the record date must be at least 35 days prior to the meeting date.  The only persons entitled to admission at a meeting of the shareholders are shareholders entitled to vote, the Company’s directors, the Company’s auditors, and others entitled by law, by invitation of the chairman of the meeting, or by consent of the meeting  (Bylaws, Paragraph 50).

Neither the Articles of Incorporation nor the Bylaws of the Company discuss limitations on the rights to own securities or exercise voting rights thereon.

Although not expressly enumerated in the Articles, pursuant to Canadian regulations, shareholder ownership must be disclosed by shareholders who own 10% or more of the Company’s common stock.

There is no provision of the Company’s Articles of Incorporation or Bylaws that would delay, defer or prevent a change in control of the Company, and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company (or any of its subsidiaries).  The Company’s Bylaws do not contain a provision indicating the ownership threshold above which shareholder ownership must be disclosed.  With respect to the matters discussed in this Item 10B, the law applicable to the Company is not significantly different from United States law.  Neither the Articles of Incorporation nor Bylaws contain provisions governing changes in capital that are more stringent than the conditions required by law.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Ontario Business Corporations Act.  Unless the Ontario Business Corporations Act or the Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Ontario Business Corporations Act contains provisions that require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions for which the Company would require a "special resolution" include:

a.

Changing its name;

b.

Changing the place where its registered office is situated;

c.

Adding, changing or removing any restriction on the business or businesses that the corporation may carry on;

d.

Certain reorganizations of the corporation and alterations of share capital;

e.

Increasing or decreasing the number of directors or the minimum or maximum number of directors;

f.

Any amendment to its articles regarding constraining the issue or transfer of shares to persons who are not resident Canadians; and

g.

Dissolution of the corporation.

10.C.  Material Contracts

a.

Acquisition Agreements with Synergy, dated 2/25/1998

b.

Joint Venture Agreement with Tulsa, dated 3/23/1997, amended 6/4/2000 and 12/4/2000

c.

Escrow Agreement regarding Performance Shares, dated 6/24/1999

d.

Management Agreement with Lynda B. Bloom, dated 8/15/1999

e.

Management Agreement with Michael P. Kraft, dated 8/15/1999

f.

Geological Services Agreement with Analytical Solutions Ltd., dated 8/15/1999.

g.

Joint Venture Agreement with Asia Now Resources Ltd., dated 8/9/2002.

h.

Joint Venture Agreement with Planet Exploration Inc., dated  8/26/2002.

10.D.  Exchange Controls

Except as discussed in ITEM #10.E., the Company is unaware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  The Company is unaware of any limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

10.E.  Taxation

A brief description of provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada.  The consequences, if any, of provincial, state and local taxes are not considered.

Security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Canadian Federal Income Tax Consequences

The discussion under this heading discusses the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”).  This discussion does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.  This discussion is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Revenue Canada, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  This discussion is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income.  Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada.  The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor-corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased because of the payment of such dividend.  The Company will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on the Company’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares.  Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  One-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

If a share of common stock of the Company is disposed of to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will, in general terms, be considered as limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend.  In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities, with whom the corporation was not dealing at arm’s length) did not own more than five percent of the shares of any class of the corporation from which the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.”  Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25 percent or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length and in other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless (a) the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, (b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or (c) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Considerations

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of the Company.

U.S. Holders.  As used herein, a "U.S. Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Shares of the Company.  U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See discussion that is more detailed at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from United States corporations.  A U.S. Holder that is a corporation may be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Foreign Tax Credit.  A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific.

In the case of U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), owning 10% or more of the Company's Common Shares, a portion of the qualifying Canadian income tax paid by the Company may also be available as a foreign tax credit, subject to conditions and limitations, for U.S. Federal income tax purposes, at the election of the U.S. Holder.

Disposition of Shares of the Company.  A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders that are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of shares of the Company:

Foreign Personal Holding Company.  If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in subsequent years) or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company".  In that event, U.S. Holders that hold shares of the Company (on the earlier of the last day of the Company's tax year or the last date on which the Company was a foreign personal holding company) would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company.  If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of the Company to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company.  As a foreign corporation with U.S. Holders, the Company will be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, if 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; some foreign currency gains; and other similar types of income.  Foreign mining companies that are in the exploration stage may have little or no income from operations and/or may hold substantial cash and short-term securities that pay interest and dividends while awaiting expenditure in connection with the business.  Given the complexities of determining what expenditures may be deductible and of how assets held for production of active income should be valued, the Company, based on advice from its professional advisers, cannot conclude whether it is a PFIC.

It is not the intention of the Company to be considered a PFIC.  In the event that it were to become classified as a PFIC, the following should be taken into consideration.  U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned.  This special tax would apply to any gain realized on the disposition of shares of a PFIC.  In addition, the gain is subject to U.S. Federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income.  The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder's holding period).  If, however, the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest and the Company provides an annual information statement, the above-described rules generally will not apply.  The Company will provide such an information statement upon request from a U.S. Holder for current and prior taxable years.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a PFIC treated as a QEF can, however, further elect to defer the payment of United States Federal income tax on such income and gain inclusions, with tax payments ultimately requiring payment of an interest factor.  In addition, with a timely QEF election, the electing U.S. Holder will obtain capital gain treatment on the gain realized on disposition of such U.S. Holder’s interest in the PFIC.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

Effective for tax years of U.S. Holders beginning after 12/31/1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that would treat as taxable some transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of the Company's shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed herein) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee's basis in this case will depend on the manner of the transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred.  The PFIC and QEF election rules are complex.

Controlled Foreign Corporation.  If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of "Subpart F income" (as specially defined by the Code) of the Company.  Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation's accumulated earnings invested in "excess passive" assets (as defined by the Code).  In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a U.S. Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation.  the company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation.  This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

The foregoing discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law.  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders.  In addition, U.S. holders may be subject to state, local or foreign tax consequences.  This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of the Company.

Management believes this discussion covers all material tax consequences.  Nevertheless, this is not intended to be, nor should it be construed to be, legal or tax advice to any holder of common shares of the Company.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditors for its financial statements for each of the preceding two years was KPMG LLP, Chartered Accountants, Commerce Court West, Suite 3300, Toronto, Ontario, Canada  M5L 1B2.  They are members of the Ontario Institute of Chartered Accountants.  Their audit report for Fiscal 2001/2000 is included with the related financial statements in this Registration Statement with their consent.

10.H.  Document on Display

The documents concerning the Company which are referred to in this Registration Statement may be inspected at the Company’s Ontario offices located at Suite 890, 151 Bloor St. West, Toronto, Ontario, Canada  M5S 1S4.

10.I.  Subsidiary Information

Canadian Shield Exploration Ltd.

 (formerly Synergy Explorations Ltd.),

 formed in 1997, is owned 100% by the Company.

CS Resources (Mongolia) Ltd.,

 formed in June 2002, is owned 100% by the Company.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities  --- No Disclosure Necessary ---

12.B.  Warrants and Rights  --- No Disclosure Necessary ---

12.C.  Other Securities  --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS  - No Disclosure Necessary

ITEM 15.  RESERVED

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.  RESERVED

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of KPMG LLP, Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

 Auditor's Report, dated 2/28/2002,

                   except note #7 which is as of 7/18/2002

 Consolidated Balance Sheets at 12/31/2001 and 12/31/2000

 Consolidated Statements of Operations and Deficit

  for the years ended 12/31/2001, 12/31/2000, and 12/31/1999

 Consolidated Statements of Cash Flows

  for the years ended 12/31/2001, 12/31/2000, and 12/31/1999

 Notes to Financial Statements

Unaudited Financial Statements

 Consolidated Balance Sheets at 9/30/2002 and 12/31/2001

 Consolidated Statements of Operations and Deficit

  for the Nine Months 9/30/2002 and 9/30/2001

 Consolidated Statements of Cash Flows

  for the Nine Months 9/30/2002 and 9/30/2001

 Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Articles of Incorporation/Bylaws as currently in effect:

1.1.  Articles of Incorporation, effective 4/24/1996, under the name Catalyst Minerals Ltd.

1.2.  By-laws of Catalyst Minerals Ltd. (the Company’s predecessor) dated 4/24/1996.

1.3.  Articles of Amendment filed 12/18/1996 reflecting Name Change to Catalyst Resources Inc.

1.4.  Articles of Amendment filed 8/13/1997 reflecting Name Change to Canadian Shield Resources Inc.

2.  Instruments defining the rights of holders of equity or debt securities being registered.

--- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:  --- No Such Agreements ---

4.  Material Contracts:

a.  Acquisition Agreements with Synergy, dated 2/25/1998

b.  Joint Venture Agreement with Tulsa, dated 3/23/1997, amended 6/4/2000, 12/4/2000, and amended 4/4/2002

c.  Escrow Agreement regarding Performance Shares, dated 6/24/1999

d.  Management Agreement with Lynda B. Bloom, dated 8/15/1999

e.  Management Agreement with Michael P. Kraft & Associates Inc., dated 8/15/1999

f.  Geological Services Agreement with Analytical Solutions Ltd., dated 8/15/1999

g.  Joint Venture Agreement with Asia Now Resources Ltd., dated 8/9/2002

h.  Joint Venture Agreement with Planet Exploration Inc., dated 8/26/2002

5.  Foreign Patents: Not Submitted

6.  Earnings Per Share Calculation: No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges: No Disclosure Necessary

8.  List of Subsidiaries: No Disclosure Necessary

9.  Statement Regarding Date of Financial Statements: --- No Disclosure Necessary ---

10.  Additional Exhibits:

a.  Notice/Information Circular re: Annual General Meeting of Shareholders on 7/3/2001

b.  Stock Option Plan, dated 5/18/2001

c.  Consent of Auditors, KPMG LLP, dated 8/21/2002

GEOLOGICAL GLOSSARY TERMS

alteration zones – portions of bedrock where the mineralogic composition of the rock has been changed by physical or chemical means, especially by the actions of hydrothermal solutions.

anomalies – deviations from uniformity or regularity in geophysical or geochemical quantities.

anomalous values – results of geophysical or geochemical testing which deviate from the expected or calculated value.

Archean – rocks formed during the earliest part of Precambrian time, prior to 2,500 million years before present.

Ag – silver.

Au – gold.

base metal – any of the more common and more chemically active metals, e.g. lead, copper and zinc.

bedrock conductors – portions of consolidated earth material which offers a low resistance to the passage of an electric current.

breccia - a coarse grained clastic rock composed of large (> 2mm) angular and broken rock fragments cemented together in a finer grained matrix.

Canadian Shield – an area of about 2,000,000 square miles, located in eastern and central Canada with Precambrian bedrock, consisting largely of granite, gneiss, marble and other metamorphic and igneous rocks, and containing large deposits of copper, gold and iron ore.

cross-cut - a mining tunnel driven perpendicular to the dominant trend of a vein or ore bearing structure.

Cu – copper.

cut-off grade - the lowest grade of mineralized material considered economic to mine and process; used in the calculation of reserves.

diamond drill holes - a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

drive - a mining tunnel driven parallel to the dominant trend of a vein or ore bearing structure.

dyke - a tabular body of igneous rock that cuts across the layering or fabric of the host rock.

electromagnetic – of, produced by or having to do with magnetic fields associated with currents artificially or naturally maintained in the subsurface of the earth.

feasibility study - a definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed.  The study is used to define the economic viability of a project and to support the search for project financing.

felsic –an igneous rock made up of light colored minerals; composed primarily of feldspar and silica.

-genic – meaning suitable to or pertaining to, e.g. syngenetic, meaning a ore deposit formed contemporaneously with the enclosing rocks geochemical – relating to element concentration in rock, soil, sediment, vegetation or water geochemical sampling - a mineral exploration method whereby samples of soil, stream sediments, rocks, etal. are collected in a systematic way and analyzed for a suite of elements.

geophysical – relating to the physical properties, e.g. magnetic, seismic,et.al. of the earth and rock materials.

grade - the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

greenstone belt  - a common host for gold deposits often comprising green colored rocks derived from lavas and sediments which have been heated and altered through deep burial.

grid – a systematic array of points or lines; e.g. a rectangular pattern of pits, boreholes or data collection locations used in mineral exploration.

ground magnetic survey - a mineral exploration method involving the use of hand held magnetometer instruments which measure the intensity of the earth’s magnetic field.  The survey usually takes the form of a regular pattern of parallel lines designed to cover the survey area with the objective of identifying magnetic anomalies, which may be indicative of hidden mineralization.

g/t - grams per metric tonne.

hanging wall - the overlying side of a fault, ore body, or mine working, in particular the wall rock above a fault or inclined vein.

heap leach - a relatively inexpensive processing method based on hydrometallurgical technology, whereby crushed rock is placed on an impermeable liner and is sprayed with a cyanide solution.  The resulting gold bearing liquid is collected and the gold is recovered employing conventional technologies culminating in smelting and doré production.

host rock - a volume of rock within which the orebody occurs.

hydrogeological studies - studies concerning the occurrence, movement and condition of ground water.

hydrothermal solutions – heated water, with or without demonstrable association with igneous processes.

in-situ-resource - a tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with a specified degree of knowledge, expressed in terms of the material as it exists in the ground prior to mining.

IP (induced polarization) - a geophysical technique for detecting buried disseminated sulphides through the application to the ground of electrical currents.

IP survey – systematic completion of IP on a grid over the area of interest.

intrusives – rocks formed as a result of molten rock being forced into or between other rocks; rocks formed underground as a result of cooling molten rock.

lineament - a linear feature in the earth’s crust generally coincident with a geological fault.

lithogeochemical –relating to the trace element and major oxide chemistry of rocks to define alteration systems associated with mineralization.

lithological contact - a boundary between two different rock types.

lode - a tabular or vein-like deposit of valuable minerals between well defined walls of rock.

mafic – an igneous rock composed chiefly of one or more ferromagnesian (containing iron and magnesium), dark colored minerals.

magnetic – having the property of attracting iron or steel, like a magnet.

metamorphosed - a term used to describe a rock mass which has been subjected to metamorphism.  Metamorphism is a geological process where the original mineral composition of a rock is changed or metamorphosed in response to local or regional scale changes in temperature, pressure and the action of chemically active fluids.

metasediments - sedimentary rocks, which are rocks formed out of the consolidation of sediment settled out of water, ice or air, which have been metamorphosed.

mineralization – the process by which a mineral or minerals, usually metals, are introduced into a rock, resulting in an economically valuable or potentially valuable deposit.  Also refers to mineral-bearing rock that has been identified by  widely spaced drilling.

mineralized material - a mineralized volume of rock which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration.  Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

ore - rock that contains one or more minerals or metals, at least one of which has commercial value and which can be recovered at a profit.

ore body - a continuous volume of mineralized material which may be economic and feasible to mine.

overburden – barren rock material, usually unconsolidated, overlying a mineral deposit and which must be removed prior to mining.

Phanerozoic.-.that part of geologic time for which, in the corresponding rocks, the evidence of life is abundant; geologic time from 570 million years ago to the present.

Phanerozoic Basin – a general term for a depressed, Phanerozoic aged sediment filled area.

placer mining - the extraction of gold from loosely consolidated material, often a riverbed.

plutonic rocks – a rock formed at considerable depth below the earth’s surface by crystallization of magma.

ppm - parts per million

probable reserves - reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proterozoic - the second oldest geological period after Archaean proven reserves - reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

raking - angle between a linear feature and the horizontal measured in the plane that contains the two.

reserve - that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

reverse circulation drilling - a type of rotary drilling that uses a double-walled drill pipe.  Compressed air, water or other drilling medium is forced down the space between the two pipes to the drill bit and the drilled chips are flushed back up to the surface through the center tube of the drill pipe.

reverse circulation holes - a drilling method employing dual walled drill rods fitted with either a hammer or rotary drilling bit.  The pressurized drilling fluid (air or water) travels down the outer annulus and the return fluid travels up the center of the drill rod carrying the sample of rock chips and dust-sized particles to the surface.

Rice Lake Greenstone Belt - a southeast trending assemblage of Archean volcanic and sedimentary supracrustal rocks extending for about 120 kilometers from Lake Winnipeg to about 20 kilometers east of the Manitoba-Ontario border in Canada.  It is one of several greenstone belts forming the Uchi Volcanic-Plutonic Subprovince of the Superior Structural Province.

schist - a metamorphic rock characterized by a well-developed parallel orientation of more than 50% of the minerals present.

sedimentary - formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of deposition.

shearing – the resulting action from stresses that cause or tend to cause contiguous parts of a body to slide relatively to each other in a direction parallel to their plane of contact.

shear zones - linear areas of weakness along which a failure occurred whereby the portion of mass on one side of the area slides past the portion on the opposite side and which often form conduits for mineralizing fluids.

stockwork - a mineral deposit in the form of a branching or interlocking network of veinlets.

stockwork of quartz veins - a crosscutting network of fractures filled with quartz.

stratigraphy – the arrangement of rock strata, especially as to geographic position and chronologic order of sequence.

strike – geological measurement of the direction of a horizontal line on the surface of the bed.

stripping ratio - ratio of waste to ore.

Superior Structural Province – A region within the Canadian Shield with geologic and structural features that differ significantly from adjacent regions.

supracrustal rocks – rocks that overlie the basement.  Basement is defined as a complex of undifferentiated rocks that underlies the oldest identifiable rocks in the area.

tectonic – pertaining to the forces involved in, or the resulting structures or features of the large scale architecture of the upper part of the Earth’s crust.

tectonized - a rock mass that has been severally modified by folding and/or faulting.

Tertiary - that portion of the geologic sedimentary section younger than the Cretaceous and older than the Quaternary ranging in age from approximately 55 million to 2 million years old.

Uchi Volcanic-Plutonic Subprovince – a sub-region of the Superior Structural Province that is made up of several greenstone assemblages, including the Rice Lake Greenstone Belt.

vein - sheet-like body of minerals formed by fracture filling or replacement of the host rock.

VLF (very low frequency) - a geophysical technique which utilizes the magnetic components of the electromagnetic field generated by long distance radio transmitters to delineate geological structures.

VMS (volcanogenic massive sulfide) deposits - deposits of base and precious metals were formed as layers at the bottom of bodies of water from sulfur-rich material erupted during volcanic activity volcanic – pertaining to the activities, structures or rock types of a volcano.

winze - a vertical shaft in a mine sunk or excavated from top to bottom.

CONVERSION  TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert Form	To	Multiply By
Feet	Meters	0.305
Meters	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Ounces (troy)	Grams	31.103
Tonnes	Short tons	1.102
Short tons	Tonnes	0.907
Grams per tonne	Ounces (troy)	0.029
Ounces (troy) per tonne	Grams per tonne	34.438

Consolidated Financial Statements

(Expressed in Canadian dollars)

CANADIAN SHIELD RESOURCES INC.

(AN EXPLORATION STAGE ENTITY)

Years ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT

To the Board of Directors of Canadian Shield Resources Inc.

We have audited the consolidated balance sheets of Canadian Shield Resources Inc. (An Exploration Stage Entity) as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the two years ended December 31, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards.  With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2001 and shareholders' equity as at December 31, 2001 and 2000 to the extent summarized in the note 8 to the consolidated financial statements.

Chartered Accountants

Toronto, Canada

February 28, 2002, except

as to note 7 which is

as of July 18, 2002

CANADIAN SHIELD RESOURCES INC.

(AN EXPLORATION STAGE ENTITY)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

December 31, 2001 and 2000

	2001	2000
Assets
Current assets:
Cash	$ 3,442	$ 4,114
Due from related party (note 4)	35,167	-
Term deposits	-	91,010
Prepaid expenses	-	2,000
Accounts receivable	993	8,653
	39,602	105,777

Promissory notes (note 2)	-	42,824

Deferred exploration expenditures (note 3)	642,130	621,239

	$ 681,732	$ 769,840

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 49,488	$ 32,646
Shareholder loan	-	1,000
	49,488	33,646

Future tax liabilities (note 5)	150,000	162,000

Shareholders’ equity:
Share capital (note 6):
Authorized:
Unlimited common shares
Issued:
7,205,218 common shares (2000 – 6,983,728)	793,337	771,188
Deficit	(311,093)	(196,994)
	482,244	574,194

Commitments (note 3)

	$ 681,732	$ 769,840

See accompanying notes to consolidated financial statements.

On behalf of the Board:

____________________________ Director

____________________________ Director

CANADIAN SHIELD RESOURCES INC.

(AN EXPLORATION STAGE ENTITY)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

Revenue:
Interest	$ 6,427	$ 6,992	$ 6,997

Expenses:
Shareholder services	9,189	8,028	14,620
General and administrative (note 4)	54,955	45,749	36,344
Professional fees	25,558	13,850	29,624
Allowance for promissory notes (note 2)	42,824	-	-
Exploration	-	7,857	-
Write-off of deferred exploration expenditures (note 3)	-	4,400	-
	132,526	79,884	80,588

Loss before income taxes	(126,099)	(72,892)	(73,591)

Future income taxes (note 5)	(12,000)	-	-

Loss for the year	(114,099)	(72,892)	(73,591)

Deficit, beginning of year	(196,994)	(124,102)	(50,511)

Deficit, end of year	$ (311,093)	$ (196,994)	$ (124,102)

Loss per share:
Basic and diluted (note 6(d))	$ (0.02)	$ (0.01)	$ (0.02)

See accompanying notes to consolidated financial statements.

CANADIAN SHIELD RESOURCES INC.

(AN EXPLORATION STAGE ENTITY)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

Cash provided by (used in):

Operating activities:
Loss for the year	$ (114,099)	$ (72,892)	$ (73,591)
Items not affecting cash:
Write-off of deferred exploration expenditures	-	4,400	-
Future income taxes	(12,000)	-	-
Allowance for promissory notes	42,824	-	-
Change in non-cash operating working capital:
Prepaid expenses	2,000	(2,000)	-
Accounts receivable	7,660	(2,124)	(4,933)
Accounts payable	38,991	21,690	33,923
	(34,624)	(50,926)	(44,601)

Financing activities:
Repayment of shareholder loan	(1,000)	-	-
Share issue costs	-	(8,507)	-
Issuance of share capital	-	72,500	50,000
	(1,000)	63,993	50,000

Investing activities:
Term deposits	91,010	(91,010)	-
Investment with related party (note 4)	(81,000)	-	-
Repayment of investment with related party (note 4)	45,833	-	-
Promissory notes	-	(42,824)	-
Deferred exploration expenditures (note 3)	(20,891)	(18,120)	(48,761)
Cash acquired on acquisition of Synergy Explorations Ltd. (note 3)	-	-	497
	34,952	(151,954)	(48,264)

Decrease in cash and cash equivalents	(672)	(138,887)	(42,865)

Cash and cash equivalents, beginning of year	4,114	143,001	185,866

Cash and cash equivalents, end of year	$ 3,442	$ 4,114	$ 143,001

Supplemental disclosure relating to non-cash financing and investing activities:
Shares issued on acquisition of Synergy Explorations Ltd.	$ -	$ -	$ 300,000
Shares issued on settlement of liabilities	22,149	36,949	-

See accompanying notes to consolidated financial statements.

CANADIAN SHIELD RESOURCES INC.

(AN EXPLORATION STAGE ENTITY)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2001, 2000 and 1999

Canadian Shield Resources Inc. (An Exploration Stage Entity) (the "Company") was incorporated under the laws of the Province of Ontario by Articles of Incorporation on April 24, 1996.  The Company was formed with the intention of completing a Junior Capital Pool offering by way of prospectus under the Alberta Securities Commission Policy 4.11.  In August 1999, the Company acquired all outstanding shares of Synergy Explorations Ltd. ("Synergy").  The Company is engaged in the business of locating and exploring mineral resource properties.  Substantially all of the efforts of the Company are devoted to these business activities.  To date, the Company has not earned significant revenue and is considered to be in the exploration stage.

1.

Significant accounting policies:

(a)   Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary.

(b)   Cash and cash equivalents:

Cash and cash equivalents consist of short-term deposits with remaining maturities of less than three months at the date of purchase.

(c)   Deferred exploration expenditures:

The Company considers its exploration costs to have the characteristics of property, plant and equipment.  As such, the Company defers all exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis based on proven and probable reserves or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made.

The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from disposition of such properties.

(d)   Stock options:

The Company has a stock option plan.  No expense is recognized when stock options are granted.  The consideration paid to the Company on the exercise of stock options is recorded in share capital.

(e)   Income taxes:

The Company accounts for income taxes under the liability method.  Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantively enacted.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(f)   Loss per share:

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year.  Shares held in escrow are included in the weighted average number of common shares when they are released from escrow.  Diluted loss per share is similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method.

(g)   Use of estimates:

Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenue and expenses for each year presented.  Changes in the estimates and assumptions will occur based on the passage of time and the occurrence of certain future events.

2.

Promissory notes:

Pursuant to a letter of intent between the Company and Target Europe Inc. ("Target"), the Company made an offer to acquire all of the issued and outstanding shares of Target.  Target is a private Alberta incorporated company with mineral exploration licences in Spain and Portugal.  The purchase price for the acquisition was negotiated as 1,450,000 common shares.  Target shareholders would also hold a 1% net smelter return payable on the first property in the existing Target portfolio to be brought to commercial production.  Subsequently, the agreement was amended to acquire only the European subsidiary of Target, Target Europe (Spain) Inc., under the same terms.  The Company advanced $42,824 to Target in anticipation of consummation of the acquisition.  The advance is in the form of promissory notes which are personally guaranteed by the President/CEO/Director of Target.  After further due diligence, the agreement was terminated in 2001.  The Company is still taking steps to recover the promissory notes but has recorded an allowance for their full value during 2001.

3.

Deferred exploration expenditures:

In August 1999, the Company completed the acquisition of Synergy, a private Ontario company controlled by three of the directors of the Company.  The Company issued 2,000,000 common shares to acquire all of the outstanding shares of Synergy.  The total cost of acquisition, including expenses, was approximately $318,000 and was accounted for by the purchase method.  The purchase cost was allocated to the assets and liabilities acquired as follows:

Cash	$ 497
Accounts receivable	765
Deferred exploration expenditures	491,733
492,995

Future tax liability	(162,000)
Accounts payable	(12,020)
Shareholder loan	(1,000)
$ 317,975

Consideration:
Common shares	$ 300,000
Deferred expenses	22,357
Payable to Synergy	(4,382)
$ 317,975

Synergy’s major asset is an 81% interest in the Strike Point base metal property located in Manitoba, Canada.  Expenditures on this property are summarized below:

January 1, 1999	$ 89,382
Acquisition	469,376
Exploration expenditures	44,861

December 31, 1999	603,619
Exploration expenditures	17,620

December 31, 2000	621,239
Exploration expenditures	20,891

December 31, 2001	$ 642,130

The Company is committed to spending $200,000 on work related to a joint venture agreement, on the Strike Point property according to the following timetable:

(a)   $100,000 prior to December 31, 2002; and

(b)   $100,000 prior to July 4, 2003.

If the Company fails to meet any of these deadlines, it will violate the joint venture agreement and will lose title to the property in question.  Subsequent to year end, the payment schedule was amended as described in note 7.

In addition, the Company spent $4,400 on the Sioux Look Out property which was abandoned in 2000.

4.

Related party transactions:

Transactions with related parties, all of which are recorded at the exchange amount, are as follows:

	2001	2000	1999
Management fees to a Company controlled by a company director and to a director	$ 28,500	$ 32,406	$ 13,935

Deferred exploration expenditures paid to a company controlled by a Company director	21,700	7,578	8,000

Share issue costs paid to a company controlled by a Company director	-	4,350	-

Rent and office charges paid to a company controlled by a common director	12,954	6,420	6,265

Certain of these amounts were settled for the issuance of common shares (note 6).  At December 31, 2001, $27,018 (2000 - $13,375) was included in accounts payable in respect of these amounts.  Subsequent to year end, the outstanding debt liability of $27,018 was settled for shares of the Company (note 7).

During 2001, the Company advanced $81,000 to a company owned by the spouse of a director.  The monies were advanced for investment purposes for the benefit of the Company.  During the year, $48,000 with interest was repaid and at December 31, 2001, $33,000 in principal with $2,167 in interest was outstanding.

5.

Income taxes:

The recovery of income taxes varies from the amounts that would have been computed by applying the Canadian federal and provincial statutory rates of approximately 40% (2000 - 43.5%; 1999 - 44.6%) to income before taxes as follows:

	2001	2000	1999

Expected income tax recovery using statutory income tax rates	$ 50,440	$ 31,708	$ 32,822
Resource allowance	(8,328)	(7,927)	(8,206)
Tax benefit of losses not currently recognized	(42,112)	(23,781)	(24,616)
Effect of change in rates	12,000	-	-
	$ 12,000	$ -	$ -

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities as at December 31, 2001 and 2000 are as follows:

	2001	2000
Assets:
Non-current:
Losses	$ 124,000	$ 65,008
Share issue costs	12,000	17,450
Valuation allowance	(136,000)	(82,458)
	$ -	$ -

Liabilities:
Deferred exploration expenditures	$ (150,000)	$ (162,000)

The Company has approximately $210,000 of operating losses that expire between 2004 and 2008.

6.

Share capital:

	Number of shares	Amount

January 1, 1999	3,400,000	$ 320,246
Issued for cash	500,000	50,000
Issued on acquisition of Synergy (note 3)	2,000,000	300,000

December 31, 1999	5,900,000	670,246
Issued for debt settlement (a)	358,728	36,949
Issued for cash	725,000	72,500
Share issue costs	-	(8,507)

December 31, 2000	6,983,728	771,188
Issued for debt settlement (a)	221,490	22,149

December 31, 2001	7,205,218	$ 793,337

(a)   Common shares:

In January 2001, the Company issued 221,490 shares of the Company to settle outstanding debt liabilities due to directors in respect of management fees charged and geological services provided.  In July 2000, the Company issued 358,728 common shares of the Company to settle liabilities due to directors in respect of management fees charged and geological services provided.

Of the common shares issued in connection with the acquisition of Synergy, 1,345,054 were held in escrow.  They will be released from escrow on the basis of one common share for each $0.20 spent on exploration up to a maximum of 33.3% of the original number of shares in any particular year.  During the year, 129,885 common shares (2000 - 168,980) were released.

(b)   Options:

The Company has established a Share Option Plan for its directors, senior officers and employees, which provides for the granting of options to purchase common shares to its directors, officers and employees.  The maximum number of common shares issuable to any one participant under the Share Option Plan is 5% of the issued and outstanding common shares.  The period during which the options may be exercised is determined by the Board of Directors and cannot be extended beyond a maximum of five years from the date the option is granted.

The following summarizes the options outstanding:

	Number of Options	Weighted average exercise price

Outstanding, December 31, 1999	275,000	$ 0.15
Granted	364,000	0.11

Outstanding, December 31, 2000 and 2001	639,000	0.12

Options exercisable, end of year	639,000	$ 0.12

Options expire as follows:

	Number of Options	Exercise price

January 23, 2002	275,000	$ 0.15
June 21, 2005	354,000	0.11
December 31, 2005	10,000	0.10

(c)   Warrants

The following summarizes the warrants outstanding:

	Number of warrants	Weighted average exercise price

January 1, 1999	-	$ -
Issued	500,000	0.10

December 31, 1999	500,000	0.10
Issued	725,000	0.10

December 31, 2000	1,225,000	0.10
Expired	(500,000)	0.10

December 31, 2001	725,000	0.10

The warrants outstanding at December 31, 2001 expire in September 2002.  No value was ascribed to any of the warrants issued.

(d)   Loss per share:

Basic loss per share:

	2001	2000	1999

Numerator:
Loss for the year	$ (114,099)	$ (72,892)	$ (73,591)

Denominator:
Average number of common shares outstanding	7,191,261	6,200,197	4,413,699
Escrowed shares	(1,164,687)	(1,292,277)	(504,856)
Weighted average number of common shares	6,026,574	4,907,920	3,908,843

Basic and diluted loss per share	$ (0.02)	$ (0.01)	$ (0.02)

The determination of the weighted average number of common shares outstanding for the calculation of diluted loss per share does not include the effect of outstanding warrants and share options since they are anti-dilutive.

7.

Subsequent events:

(i)   In March 2002, the Company:

(a)  signed agreements with companies controlled by the Company’s directors and a Company director (the “related parties”) whereby the related parties subscribed for 338,834 common shares at a price of $0.10 per share to settle for outstanding debt liabilities in respect of management fees charged;

(b)  signed agreements with the related parties whereby the related arties agreed to accept common shares of the Company in lieu of cash payments totaling $2,500 per month, for management services to be provided to the Company from March 1, 2002 to December 31, 2002; and

(c)  signed an agreement with a company controlled by a Company director (the “controlled company”), whereby the controlled company will accept common shares in lieu of cash payments for geological services it will provide to the Company from March 1, 2002 to December 31, 2002.

(ii)  In April 2002, the Company was advanced $30,000 pursuant to a loan agreement with a company controlled by a director.  The loan bears interest at 12% per annum and is due on December 31, 2003 or due upon the completion of an equity and/or debt financing from the Company for net proceeds greater than $33,000.

(iii)  In April 2002, the Company renegotiated the terms of its expenditure commitments with respect to the Strike Point property.  The Company must now complete expenditures according to the following timetable:

(a)  $10,000 prior to October 31, 2002;

(b)  $90,000 prior to December 31, 2003; and

(c)  $100,000 prior to July 4, 2004.

(iv)  In June 2002, the Company completed a private placement of 1,800,000 units at a price of $0.10 per unit for gross proceeds of $180,000.  Each unit is comprised of one common share and one non-transferable Series B warrant.  Each warrant entitles the holder to purchase one common share at an exercise price of $0.10 per common share for a period of 12 months from the date of closing.  The common shares issued pursuant to the private placement and any shares issuable upon exercise of warrants are subject to a restricted period for resale expiring October 26, 2002.

(v)  On July 7, 2002, the Company entered into an agreement with Tavis Communications ("Tavis"), whereby the Company intends to acquire a 100% interest in a mineral exploration license for a property located in Mongolia for the sum of U.S. $60,000 and 500,000 common shares of the Company payable and issuable before September 30, 2002.

The property will be subject to a 2% net smelter royalty.  The Company will have the right to purchase one-half of the 2% net smelter royalty by making a payment of U.S. $2 million to Tavis.

The transaction is subject to due diligence and regulatory approval.

(vi)  On July 18, 2002, the Company granted 535,000 stock options to directors, officers and consultants.  The options are exercisable at $0.11 per share until July 16, 2007.

8.

Reconciliation to United States generally accepted accounting principles:

These financial statements have been prepared in accordance with generally accepted accounting principles (the "GAAP") in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission.  The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP:

	2001	2000	1999

Loss for the year – Canadian GAAP	$ (114,099)	$ (72,892)	$ (73,591)
Exploration expenditures prior to the establishment of proven and probable reserves (a)	(20,891)	(18,120)	(377,342)
Write-off of exploration expenditures previously expensed under United States GAAP	-	4,400	-
Options granted to non-employees (b)	-	(38,026)	-
Tax effect on above	(12,000)	-	-

Loss for the year – United States GAAP	$ (146,990)	$ (124,638)	$ (450,933)

Weighted average number of common shares (note 6(d))	6,026,574	4,907,920	3,908,843

Loss per share – United States GAAP
Basic and diluted	$ (0.02)	$ (0.03)	$ (0.12)

Statements of cash flows:

	Canadian GAAP			United States GAAP
	2001	2000	1999	2001	2000	1999

Cash used in operating activities	$ (34,624)	$ (50,926)	$ (44,601)	$ (55,515)	$ (69,046)	$ (93,362)

Cash provided by (used in) investing activities	34,952	(151,954)	(48,264)	55,843	(133,834)	497

Balance sheets:

	Canadian GAAP		United States GAAP
	2001	2000	2001	2000

Deferred exploration expenditures (a)	$ 642,130	$ 621,239	$ -	$ -
Future tax liabilities (a)	150,000	162,000	-	-
Shareholders’ equity (deficiency)	482,244	574,194	(9,886)	114,995

(a)  Deferred exploration expenditures:

Under United States GAAP, all expenditures relating to exploration properties prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred.  Under Canadian GAAP, these amounts can be deferred.  As such, under U.S. GAAP, these amounts and related future tax liabilities are not recorded on the balance sheets.

(b)  Stock-based compensation:

Beginning in 1996, United States accounting principles allow, but do not require companies to record compensation cost for stock plans at fair value.  The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under Canadian and United States accounting principles.  Under U.S. GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.  Under Canadian GAAP, these options are accounted for at their intrinsic value.

(c)  Impact of recent United States Accounting Pronouncements:

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143").  SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  The Company also records a corresponding asset which is depreciated over the life of the asset.  Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  The Company is required to adopt SFAS No. 143 on January 1, 2003 and has not yet quantified the impact of adoption on its financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144").  SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.  The Company is required to adopt SFAS No. 144 on January 1, 2002.  The Company does not expect that the implementation of this standard will have a material impact on its financial statements.

CANADIAN SHEILD RESOURCES INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

 (Unaudited)

September 30, 2002

INDEX

Consolidated Financial Statements:

Balance Sheet

Statement of Deficit

Statement of Operations

Statement of Changes in Cash Flows

Notes to Interim Financial Statements

CANADIAN SHEILD RESOURCES INC.

CONSOLIDATED INTERIM BALANCE SHEETS

(Expressed in Canadian dollars)

(Unaudited)

September 30, 2002

	September 30, 2002	December 30, 2001

ASSETS
Cash	$ 13,896	$ 3,442
Sundry assets	14,457	993
Advances to a related party	50,616	35,167
	78,969	39,602

Mineral properties	673,158	642,130
	752,127	681,732

LIABILITIES
Accounts payable	$ 85,433	$ 49,488

Future income tax liabilities	150,000	150,000

SHAREHOLDERS’ EQUITY
Capital Stock
Authorized: Unlimited number of common shares
Issued: 9,339,058 common shares	998,802	793,337

Retained earnings (deficit)	(482,108)	(311,093)
	516,694	482,244

	$ 752,127	$ 681,732

CANADIAN SHEILD RESOURCES INC.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

(Expressed in Canadian dollars)

(Unaudited)

For the Nine Month Period Ended September 30, 2002

	For the nine months ended September 30,
	2002	2001

Deficit, beginning of the period	(311,093)	(196,994)

Loss for the period	(171,015)	(73,859)

Deficit, end of period	$ (482,108)	$ (270,853)

CANADIAN SHEILD RESOURCES INC.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS

(Expressed in Canadian dollars)

(Unaudited)

For the Nine Month Period Ended September 30, 2002

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2001	2001	2001

REVENUE
Interest	$ 649	$ 2,108	$ 1,478	$ 5,108

EXPENSES
General and administrative	40,110	11,517	93,278	29,632
Shareholder services	3,041	3,675	16,171	7,646
Professional fees	24,844	5,615	34,597	15,368
Exploration expenses	26,607	18,720	27,423	26,320
Interest on long-term debt	-	-	1,024	-
	94,602	39,527	172,493	78,967

Net loss for the period	$ (93,953)	$ (37,419)	$ (171,015)	$ (73,859)

Loss per share – basic and diluted	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.01)

Weighted average number of shares	6,802,774	5,970,141	6,802,774	5,970,141

CANADIAN SHEILD RESOURCES INC.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN CASH FLOWS

(Expressed in Canadian dollars)

(Unaudited)

For the Nine Month Period Ended September 30, 2002

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2001	2001	2001

OPERATING ACTIVITES
Net loss for the period	(93,953)	(37,419)	(171,015)	(73,859)

Changes in non-cash items of working capital:
Accounts payable	32,262	28,779	69,328	57,847
Sundry assets	(6,015)	2,452	(13,464)	8,156
	(67,706)	(6,188)	(115,151)	(7,856)

FINANCING ACTIVITIES
Issuance of Capital Stock	(520)		172,082
	(520)	-	172,082	-

INVESTING ACTIVITIES
Advances to a related party	(50,616)	(2,041)	(15,449)	(84,913)
Shareholder loan advance			35,000
Re-payment of shareholder loan			(35,000)	(1,000)
Decrease (increase) in mineral properties	(31,028)		(31,028)	5,429
	(81,644)	(2,041)	(46,477)	(80,484)

Net Change in Cash	(149,870)	(8,229)	10,454	(88,340)

Cash, Beginning of Period	163,766	15,013	3,442	95,124

Cash, End of Period	13,896	6,784	13,896	6,784

CANADIAN SHEILD RESOURCES INC.

NOTES TO  INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited)

September 30, 2002

Canadian Shield Resources Inc. ("the Company") was incorporated under the laws of the Province of Ontario by Articles of Incorporation on April 24, 1996.  The Company changed the name from Catalyst Minerals Ltd. to Catalyst Resources Inc. on December 18, 1996 and subsequently to Canadian Shield Resources Inc. on August 13, 1997. The Company was formed to create a Junior Capital Pool offering by way of a prospectus under the Alberta Securities Commission Policy 4.11.  In August 1999, the Company acquired all outstanding shares of Synergy Explorations Ltd. In July 2002, a new mineral exploration subisidary CS Resources (Mongolia) Ltd. was created.

1.

Significant Accounting Policies

The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the Company’s 2001 annual audited financial statements except as noted below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2001. In management’s opinion, the unaudited financial information includes all adjustments necessary to present fairly such information.  Interim results are not necessarily indicative of the results expected for the fiscal year.  Certain comparative figures have been reclassified to conform to the current year’s presentation.

2.

Short-Term Investment

Short-Term Investment is interest bearing at 10% per annum.

3.

Share Capital

	Number of Shares	Amount
December 31, 2001	7,205,218	$ 793,337

Issued for debt settlement (a)	333,840	$ 33,384

Private Placement (b)	1,800,000	$ 172,081

September 30, 2002	9,339,058	$ 998,802

(a)

In March 2002, the Company issued 333,840 common shares of the Company to settle outstanding debt.

(b)

In June 2002, the Company completed a private placement of 1,800,000 units at a price of $0.10 per unit for gross proceeds of $180,000.  Each unit is comprised of one common share and one non-transferable Series B warrant.  Each warrant entitles the holder to purchase one common share at an exercise price of $0.10 per common share for a period of 12 months from the date of closing.  The common shares issued pursuant to the private placement and any shares issued upon exercise of warrants are subject to a restricted period for resale expiring October 26, 2002.

4.

Subsequent Events

Subsequent to September 30, 2002, 362,500 Series A Warrants were exercised into common shares at $0.10 each providing cash proceeds of $36,250.

5.

Reconciliation to United States Generally Accepted Accounting Principles:

These financial statements have been prepared in accordance with generally accepted accounting principles (the “GAAP”) in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission.  The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP:

	September 30, 2002	September 30, 2001

Loss for the year – Canadian GAAP	$ (171,015)	$ (3,859)

Expenditures on mineral properties to the establishment of proven and probable reserves (a)	(31,028)	-

Write-down of mineral properties previously expensed under United States GAAP	-	5,429

Loss for the year – United States GAAP	$ (202,043)	$ (68,430)

Net loss per share – Unites States GAAP
Basic and diluted	$ (0.03)	$ (0.01)

Weighted average number of shares	6,802,774	5,970,141

Statements of cash flows:

	Canadian GAAP		United States GAAP
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001

Cash used in operating activities	(115,151)	(7,856)	(146,179)	(2,427)

Cash used in investing activities	(46,477)	(80,484)	(15,449)	(85,913)

Balance sheets:

	Canadian GAAP		United States GAAP
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001

Mineral properties (a)	$ 673,158	$ 642,130	-	-
Future tax liabilities (c)	150,000	150,000	-	-
Shareholders’ equity (deficiency)	516,695	482,244	(6,463)	(9,886)

(a) Mining interests:

Under United States GAAP, all expenditures relating to exploration properties prior to the completion of a definitive feasibility study which establishes proven and probable reserves must be expensed as incurred.  Under Canadian GAAP, these amounts can be deferred.  As such, under U.S. GAAP, these amounts and related future tax liabilities are not recorded on the balance sheet.

(b) Stock-based compensation:

Beginning in 1996, United States accounting principles allow, but do not require companies to record compensation cost for stock plans at fair value.  The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under Canadian and United States accounting principles.  Under U.S. GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.  Under Canadian GAAP, these options are accounted for at their intrinsic value.

(c) Impact of recent United States Accounting Pronouncements:

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003 and has not yet quantified the impact of adoption on its financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company has adopted SFAS No. 144 on January 1, 2002.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Shield Resources Inc.

Registrant

Dated: March 19, 2003

By  /s/ Lynda B. Bloom

Lynda B. Bloom,  President/CEO/Director

Exhibit 1

JOINT VENTURE AGREEMENT

BETWEEN

CANADIAN SHIELD EXPLORATIONS LTD.

- and -

ASIA NOW RESOURCES LIMITED

JOINT VENTURE AGREEMENT

I N D E X

Page

1.

INTERPRETATION

  3

2.

FORMATION OF THE JOINT VENTURE

  4

3.

INTERESTS

  4

4.

MANAGEMENT COMMITTEE

  5

5.

OPERATOR

  6

6.

RIGHTS, DUTIES AND STATUS OF OPERATOR

  7

7.

EXPLORATION PROGRAMS

  8

8.

FEASIBILITY REPORT

  9

9.

PRODUCTION NOTICE

  9

10.

ELECTION TO CONTRIBUTE

  9

11.

OPERATOR’S FEE

10

12.

MINE FINANCING

10

13.

CONSTRUCTION

10

14.

OPERATION OF THE MINE

10

15.

PAYMENT OF MINE COSTS

11

16.

DISTRIBUTION IN KIND

11

17.

SURRENDER OF INTEREST

12

18.

TERMINATION OF MINING OPERATIONS

12

19.

THE PROPERTY

12

20.

AREA OF COMMON INTEREST

13

21.

INFORMATION AND DATA

13

22.

LIABILITY OF THE OPERATOR

14

23.

INSURANCE

14

24.

RELATIONSHIP OF PARTIES

14

25.

PARTITION

14

26.

TAXATION

14

27.

FORCE MAJEURE

14

28.

NOTICE

15

29.

WAIVER

15

30.

AMENDMENTS

15

31.

TERM

15

32.

TIME OF ESSENCE

15

33.

ASSIGNMENT – RIGHT OF FIRST REFUSAL

16

34.

SUCCESSORS AND ASSIGNS

17

35.

GOVERNING LAW

17

APPENDIX I

Accounting Procedure

18

APPENDIX II

Net Smelter Return Royalty

23

JOINT VENTURE AGREEMENT

THIS AGREEMENT made the ____ day of _________, 2002;

B E T W E E N:

CANADIAN SHIELD EXPLORATIONS LTD.

a corporation incorporated under the laws of Ontario  and having an office at Suite 890, 151 Bloor Street West, Toronto, Ontario M5S 1S4

(hereinafter called “CSEL”)

OF THE FIRST PART,

-

and –

ASIA NOW RESOURCES LIMITED

a corporation incorporated under the laws of Ontario and having an office at 148 Lascelles Blvd., Toronto, Ontario M5P 2E6

(hereinafter called “ANRL”)

OF THE SECOND PART,

INTERPRETATION

1.01

In this Agreement the following words, phrases and expressions shall have the following meanings:

(a)

"Accounting Procedure" means the procedure attached to this Agreement as Appendix I.

(b)

"Affiliate" shall have the meaning attributed to it in the Business Corporation Act (Ontario), as amended.

(c)

"Assets" means all tangible and intangible goods, chattels, improvements or other items including, without limiting generality, land, buildings, and equipment but excluding the Property, acquired for or made to the Property under the Head Agreement or this Agreement in connection with the Mining Operations.

(d)

"Completion Date" means the date on which it is demonstrated to the satisfaction of the Management Committee that the preparing and equipping of the Mine for commercial production is complete.

(e)

"Construction" means every kind of work carried out during the Construction Period by the Operator in accordance with the Feasibility Report approved by the Management Committee.

(f)

"Construction Period" means, unless the Production Notice is subsequently withdrawn, the period beginning on the date a Production Notice is given and ending on the Completion Date.

(g)

"Costs" means all items of outlay and expense whatsoever, direct or indirect, with respect to Mining Operations, recorded by the Operator in accordance with this Agreement.  Without limiting generality, the following categories of Costs shall have the following meanings:

(i)

"Construction Costs" means those Costs recorded by the Operator during the Construction Period, including, without limiting generality, the Operator's fee contemplated in article 11;

(ii)

"Exploration Costs" means those Costs recorded by the Operator during the Exploration Period, including, without limiting generality, the Operator's fee contemplated in article 11;

(iii)

"Mine Costs" means Construction Costs and Operating Costs; and

(vi)

"Operating Costs" means those Costs recorded by the Operator subsequent to the Completion Date, including, without limiting generality, the Operator's fee contemplated in article 11.

(h)

"Exploration Period" means the period beginning the Operative Date and ending the date an effective Production Notice is given.

(i)

"Feasibility Report" means that document or those documents consisting of reports, estimates, studies and comprehensive financial analyses prepared at the direction of the Management Committee and in such form and of such a standard as may be required by the Management Committee to examine the feasibility of bringing into commercial production any Mineral deposit on the Property and establishing and operating a Mine.

(j)

"Head Agreement" means the letter agreement between CSEL and ANRL dated July 16, 2002;

(k)

"Interest" means an undivided beneficial percentage interest in the Property, the Assets and any Mine, calculated, during the Exploration Period, according to article 7 and subsequent to the Exploration Period according to article 10.

(l)

"Joint Operation" shall have the meaning attributed to it in paragraph 2.01.

(m)

"Management Committee" means the committee established pursuant to article 4.

(n)

"Mine" means the workings established and Assets acquired, including, without limiting generality, development headings, plant and concentrator installations, infrastructure, housing, airport and other facilities in order to bring the Property into commercial production in accordance with the Production Notice.

(o)

"Minerals" means any and all ores (and concentrates derived therefrom) and minerals, precious and base, metallic and non-metallic, in, on or under the Property which may lawfully be explored for, mined and sold.

(p)

"Mining Operations" means every kind of work done by the Operator:

(i)

on or in respect of the Property in accordance with a Program or Production Notice; or

(ii)

if not provided for in a Program or Production Notice, unilaterally and in good faith to maintain the Property in good standing, to prevent waste or to otherwise discharge any obligation which is imposed upon it pursuant to this Agreement and in respect of which the Management Committee has not given it directions;

including, without limiting generality, investigating, prospecting, exploring, developing, property maintenance, preparing reports, estimates and studies, designing, equipping, improving, surveying, Construction and mining, milling, concentrating, rehabilitation, reclamation, and environmental protection.

(q)

"Net Smelter Return Royalty" shall have the meaning attributed to it in Appendix II.

(r)

"Operating Plan" means the annual plan of Mining Operations submitted pursuant to paragraph 14.02.

(s)

"Operative Date" means the date upon which this Agreement becomes effective.

(t)

"Operator" means the party appointed as the Operator in accordance with article 5.

(u)

"Ordinary Majority" means a decision made by the Management Committee by more than 50 percent of the votes represented and entitled to be cast at a meeting thereof.

(v)

"Participant" means a party that is contributing to Exploration Costs or Mine Costs, as the case may be.

(w)

"party" or "parties" means the parties to this Agreement and their respective successors and permitted assigns which become parties pursuant to this Agreement.

(x)

"Prime Rate" means the rate of interest stated by the Bank of Nova Scotia, Main Office, Toronto, Ontario, as being charged by it on Canadian Dollar demand loans to its most creditworthy domestic commercial customers.

(y)

"Production Notice" means a notice that is given to each of the parties pursuant to paragraph 9.02.

(z)

"Program" means the work plan and budget of Mining Operations conducted during the Exploration Period and adopted pursuant to paragraph 7.02.

(aa)

"Property" means the mineral properties that become subject to this Agreement on the Operative Date, any additional mineral properties that become part of the Property pursuant to this Agreement, the Minerals thereon, all information obtained from Mining Operations and those rights and benefits appurtenant to the Property that are acquired for the purpose of conducting Mining Operations.

(bb)

"Proportionate Share" means that share which is equal to a party's percentage Interest.

(cc)

"Special Majority" means a decision made by the Management Committee by more than 80 percent of the votes represented and entitled to be cast at a meeting thereof.

(dd)

"$" means Canadian Dollars.

1.02

The words "article", "paragraph", "subparagraph", "herein" and "hereunder" refer to this Agreement.  The words "this Agreement" include every Schedule or Appendix attached hereto but excludes the Head Agreement.

1.03

The captions and the emphases of the defined terms have been inserted for convenience and do not define the scope of any provision.

2.

FORMATION OF THE JOINT VENTURE

2.01

The parties hereby agree to associate and participate in a joint operation (herein called the "Joint Operation") for the purpose of exploring the Property and, if deemed warranted, bringing the Property or a portion thereof into commercial production by establishing and operating a Mine.

2.02

Except as expressly provided in this Agreement, each party shall have the right independently to engage in and receive full benefits from business activities, whether or not competitive with the Joint Operation, without consulting any other party.  The doctrines of "corporate opportunity" or "business opportunity" shall not be applied to any other activity, venture or operation of any party and no party shall have any obligation to another party with respect to any opportunity to acquire any assets outside of the Property at any time, or within the Property after the termination of this Agreement.  Unless otherwise agreed in writing, no party shall have any obligation to mill, beneficiate or otherwise treat any Minerals or any other party's share of Minerals in any facility owned or controlled by such party.

3.

INTERESTS

3.01

Except as otherwise provided herein, the parties shall bear all Costs and all liabilities arising under this Agreement and shall own the Property, the Assets and any Mine all in proportion to their respective Interests.

3.02

On the Operative Date the respective Interests of the parties shall be as follows:

CSEL

50%

ANRL

50%

4.

MANAGEMENT COMMITTEE

4.01

A Management Committee shall be established on or forthwith after the Operative Date.  Except as herein otherwise provided, the Management Committee shall make all decisions in respect of Mining Operations.

4.02

Each party shall forthwith appoint one representative and one alternate representative to the Management Committee.  The alternate representative may act for a party's representative in his/her absence.

4.03

The Operator shall call a Management Committee meeting at least once every 12 months, and, in any event within 14 days of being requested to do so by any representative.

4.04

The Operator shall give notice, specifying the time and place of, and the agenda for, the meeting, to all representatives at least seven days before the time appointed for the meeting.

4.05

Notice of a meeting shall not be required if representatives of all the parties are present and unanimously agree upon the agenda.

4.06

A quorum for any Management Committee meeting shall be present if the representative or all the representatives of parties totalling not less than 50 percent in Interest are present.  If a quorum is present at the meeting, the Management Committee shall be competent to exercise all of the authorities, powers and discretions herein bestowed upon it hereunder.  The Management Committee shall not transact any business at a meeting unless a quorum is present at the commencement of the meeting.

4.07

The Management Committee shall decide every question submitted to it by a vote with each representative being entitled to cast that number of votes which is equal to its party's Interest percentage.  Other than as is expressly set out herein to the contrary, the Management Committee shall make decisions by Ordinary Majority.  In the event of a tied vote, the chairman shall not have a casting vote in addition to the votes to which the chairman is entitled to cast as the representative of a party.

4.08

The representative and alternate representative of the Operator shall be the chairman and secretary, respectively, of the Management Committee meeting.

4.09

The secretary of the Management Committee meeting shall take minutes of that meeting and circulate copies thereof to each representative.

4.10

The Management Committee may make decisions by obtaining the consent in writing of the representatives of all parties.  Any decision so made shall be as valid as a decision made at a duly called and held meeting of the Management Committee.

4.11

Management Committee decisions made in accordance with this Agreement shall be binding upon all of the parties.

4.12

Each party shall bear the expenses incurred by its representatives and alternate representatives in attending meetings of the Management Committee.

4.13

The Management Committee may, by agreement of the representatives of all the parties, establish such other rules of procedure, not inconsistent with this Agreement, as the Management Committee deems fit.

4.14

Reference in this section to the "parties" shall apply during the Exploration Period.  After the date of a Production Notice this section shall be read as if the word "Participant" appeared wherever the word "party" appears.

5.

OPERATOR

5.01

ANRL shall act as Operator for so long as its Interest is 50% or more.  If ANRL's Interest is less than 50%, the party with the highest Interest shall be the Operator.

5.02

The party acting as Operator may resign as Operator on at least 90 days' notice to all the parties.  The Management Committee shall thereupon select another party to be Operator upon the 90th day after receipt of the Operator's notice of resignation.

5.03

The party acting as Operator shall cease to be the Operator within five business days of its conduct being determined by arbitration as constituting gross negligence or wilful misconduct.  The said determination by arbitration shall be carried out pursuant to the procedure set out in article 14 of the Head Agreement which is incorporated in this paragraph 5.03 by this reference.

5.04

The new Operator shall assume all of the rights, duties, liabilities and status of the previous Operator as provided in this Agreement.  The new Operator shall have no obligation to hire any other employees of the former Operator resulting from this change of Operator.

5.05

Upon ceasing to be Operator, the former Operator shall forthwith deliver to the person nominated for that purpose by the Management Committee, the custody of all Assets, Property, books, records, and other property both real and personal relating to this Agreement.  If  the Operator resigns and no other party consents to act as Operator, the Joint Operation shall terminate and the provisions of paragraph 18 shall apply mutatis mutandis.

6.

RIGHTS, DUTIES AND STATUS OF OPERATOR

6.01

The Operator in its operations hereunder shall be deemed to be an independent contractor.  The Operator shall not act or hold itself out as agent for any of the parties nor make any commitments on their individual behalf unless specifically permitted by this Agreement or directed in writing by a party.

6.02

Subject to any specific provision of this Agreement and subject to it having the right to reject any direction on reasonable grounds by virtue of its status as an independent contractor, the Operator shall perform its duties hereunder in accordance with the directions of the Management Committee and in accordance with this Agreement.

6.03

The Operator shall manage and carry out such Mining Operations as the Management Committee may direct and in connection therewith shall, in advance if reasonably possible, notify the Management Committee of any change in Mining Operations which the Operator considers material and if it is not reasonably possible, the Operator shall notify the Management Committee as soon thereafter as is reasonably possible.

6.04

The Operator shall have the sole and exclusive right and authority to manage and carry out all Mining Operations and to incur the Costs required for that purpose.  In so doing the Operator shall, unless it obtains the approval of the Management Committee:

(a)

comply with the provisions of all agreements or instruments of title under which the Property or Assets are held;

(b)

pay all Costs properly incurred promptly as and when due;

(c)

keep the Property and Assets free of all liens and encumbrances (other than those, if any, in effect on the Operative Date, those the creation of which is permitted pursuant to this Agreement, or builder's or mechanic's liens) arising out of the Mining Operations and, in the event of any lien being filed as aforesaid, proceed with diligence to contest or discharge the same;

(d)

prosecute claims or, where a defence is available, defend litigation arising out of the Mining Operations, provided that any Participant may join in the prosecution or defence at its own expense;

(e)

subject to article 17, perform such assessment work or make payments in lieu thereof and pay such rentals, taxes or other payments and do all such other things as may be necessary to maintain the Property in good standing, including, without limiting generality, staking and restaking mining claims, and applying for licenses, leases, grants, concessions, permits, patents and other rights to and interests in the Minerals;

(f)

maintain accounts in accordance with the Accounting Procedure, provided that the judgement of the Operator as to matters related to the accounting, for which provision is not made in the Accounting Procedure, shall govern if the Operator's accounting practices are in accordance with accounting principles generally accepted in the mining industry in Canada;

(g)

perform its duties and obligations hereunder in a sound and workmanlike manner, in accordance with sound mining, engineering and environmental practices and in substantial compliance with all applicable federal, provincial, Territorial and municipal laws, by-laws, ordinances, rules and regulations and this Agreement; and

(h)

it shall submit draft Programs for each calendar year for consideration by the Management Committee by the December 31st preceding such calendar year.

7.

EXPLORATION PROGRAMS

7.01

The Operator shall prepare draft Programs for consideration by the Management Committee.  The draft Program shall contain a statement in reasonable detail of the proposed Mining Operations and estimates of all Exploration Costs to be incurred.

7.02

The Management Committee shall review the Program prepared and, if it deems fit, adopt the Program with such modifications, if any, as the Management Committee deems necessary; PROVIDED HOWEVER that any modification to increase budgets for any Program by more than 10% of that proposed in the draft Program must be approved by Special Majority.  The Operator shall be entitled to an allowance for a Cost overrun of 10 percent in addition to any budgeted Exploration Costs and any Costs so incurred shall be deemed to be included in the Program, as adopted.

7.03

The Operator shall forthwith submit the adopted Program to the parties.  Each party may, within 30 days of receipt of the Program, give notice to the Operator committing to contribute its Proportionate Share of the Exploration Costs on that Program.  A party which fails to give that notice within the 30 day period shall be deemed to have elected not to contribute.

7.04

If any party elected not to contribute to a Program, the amounts to be contributed by the parties who elected to contribute shall be increased pro rata, subject to the right of any of them to elect not to contribute more than the amount initially committed pursuant to paragraph 7.03 hereof.

7.05

The Operator shall be entitled to invoice each Participant that has elected to contribute to a Program:

(a)

no more frequently than monthly, for its Proportionate Share of Exploration Costs incurred and paid by the Operator; or

(b)

reasonably in advance of requirements, for an advance of that Participant's Proportionate Share of Exploration Costs.  Each invoice shall be signed by some responsible official of the Operator.

Each Participant shall pay to the Operator the amount invoiced, within 30 days of receipt of the invoice.  If the payment or advance requested is not so made, the amount of the payment or advance shall bear interest calculated monthly not in advance of the 30th day after the date of receipt of the invoice thereof by the Participant at a rate equivalent to the weighted average Prime Rate for the month plus three percent until paid.  If a Participant protests the correctness of an invoice it shall nevertheless be required to make the payment.

7.06

If any Participant fails to pay its Proportionate Share within the 30-day period referred to in paragraph 7.05 the Operator may, by notice, demand payment.  If no payment, with accrued interest, is made within the period of 60 days next succeeding the receipt of the demand notice, that Participant shall be deemed to have forfeited all its right and Interest under this Agreement to the other Participants, if more than one then in proportion to their respective Interests.

7.07

The Operator shall expend all monies advanced by a Participant rateably with the advances of the other Participants.  If the Operator suspends or prematurely terminates a Program, any funds advanced by a Participant in excess of that Participant's Proportionate Share of Exploration Costs incurred prior to the suspension or premature termination shall be refunded forthwith.

7.08

If any Program is altered, suspended or terminated prematurely so that the Exploration Costs incurred on that Program as altered, suspended or terminated are less than 80 percent of the Exploration Costs originally proposed, any party which elected not to contribute to that Program shall be given notice of the alteration, suspension or termination by the Operator and shall be entitled to contribute its Proportionate Share of the Exploration Costs incurred on that Program by payment thereof to the Operator within 30 days after receipt of the notice. If that party does not make payment within the 30 days aforesaid it shall forfeit its right to contribute to that Program without a demand for payment being required to be made thereafter by the Management Committee.

7.09

If a party elected not to contribute to the Exploration Costs of any Program the Interest of that party shall be decreased and the Interest of each Participant contributing in excess of its Proportionate Share of the Exploration Costs shall be increased by one per cent (1%) for each $3,000 of Exploration Costs.  Notwithstanding the foregoing but subject to paragraph 7.10 hereof, the party whose Interest has been reduced shall be entitled to:

(a)

 receive details of and to contribute to future Programs to the extent of its then Interest; and

(b)

restore its Interest to the level prior to its non-participation by agreeing within six months of the notice or deemed notice not to participate, to contribute 200% of the amount not contributed .

On the Operative Date, the parties' respective deemed Interests shall be as follows:

                    Interest

CSEL

50%

ANRL

50%

7.10

If the effect of the application of paragraph 7.09 is to reduce the Interest of any party to less than 10%, such party shall then be deemed to have assigned and conveyed its Interest to the Participants, if more than one then in proportion to their respective Interests, and shall be entitled to receive as its sole remuneration and benefit in consideration of that assignment and conveyance, by way of royalty, one and one-half per cent (1.5%) Net Smelter Return.

7.11

Notwithstanding anything to the contrary in this Agreement, the Participants Interests shall not be recalculated as contemplated in paragraphs 7.09 and 7.10 herein, from the Interests at the Operative Date until the first anniversary of the completion of the claim staking contemplated in the Head Agreement.

8.

FEASIBILITY REPORT

8.01

A Feasibility Report shall only be prepared with the approval of the Management Committee. The Operator shall provide copies of the completed Feasibility Report to each of the parties forthwith upon receipt.

8.02

The parties shall meet at reasonable intervals and times to review the Feasibility Report and discuss whether the establishing and bringing of a Mine into commercial production in conformity with the Feasibility Report is feasible or desirable.

9.

PRODUCTION NOTICE

9.01

The Operator shall call a Management Committee meeting to consider the Feasibility Report for a date no sooner than six months after the Feasibility Report was provided to each of the parties.

9.02

The Management Committee shall consider the Feasibility Report prepared and may by Special Majority approve the Feasibility Report, with such modifications, if any, as it considers necessary or desirable.  If a Feasibility Report is approved as aforesaid the Management Committee shall forthwith cause a Production Notice to be given to each of the parties by the Operator stating that the Management Committee intends to establish and bring a Mine into production in conformity with the Feasibility Report as so approved.

10.

ELECTION TO CONTRIBUTE

10.01

Each party with an Interest may, within 120 days of the receipt of the Production Notice, give the Operator notice committing to contribute its share of Mine Costs.

10.02

If any party fails to give notice pursuant to paragraph 10.01, that party shall forfeit the right to contribute to Mine Costs and shall suffer dilution and conversion of its Interest as provided in this paragraph.  Those parties which elected to contribute as aforesaid may thereupon elect to increase their contribution to the Mine Costs, if more than one party then in proportion to their respective Interests, by the amount which any party has declined to contribute.  If elections are made so that Mine Costs are fully committed:

(a)

the Interest of each Participant shall be increased and that of each non-Participant shall be decreased so that the Interest of each party at all times is that percentage which is equivalent to

(i)

the sum of its Exploration Costs and its contribution to Mine Costs;

divided by

(ii)

the sum of the total Exploration Costs and the total Mine Costs of all the parties;

multiplied by

(iii)

100;

(b)

each non-Participant shall then be deemed to have assigned and conveyed its Interest to the Participants, if more than one then in proportion to their respective Interests, and shall be entitled to receive as its sole remuneration and benefit in consideration of that assignment and conveyance, by way of royalty, that percentage of the Net Smelter Return Royalty as and when available, which is equivalent to its Interest;

(c)

each Participant shall severally calculate and cause to be paid to each non-Participant any Net Smelter Return Royalty derived from the Property in the manner provided in Appendix II; and

(d)

notwithstanding the provisions of subparagraphs 10.02(b) and (c), if the effect of the application of subparagraph 10.02(a) reduces any party's Interest to less than one percent it shall forfeit its Interest to the Participants, if more than one then in proportion to their respective Interests, and that party shall have no further right or Interest under this Agreement.

10.03

If, after the operation of paragraph 10.02, Mine Costs are not fully committed the Production Notice shall be deemed to be withdrawn.

11.

OPERATOR'S FEE

11.01

The Operator may charge the following sums in return for its head office overhead functions which are not charged directly:

(a)

with respect to Programs:

(i)

two percent for each individual contract which includes an overhead charge by the party contracted;

(ii)

five percent for each individual contract which exceeds $50,000 and is not subject to clause 11.01(a)(i) hereof;

(iii)

10 percent of all other Costs not included in clauses 11.01(a)(i) and 11.01(a)(ii).

(b)

with respect to Mine development and Construction: two percent of all other such Costs;

(c)

subsequent to the Completion Date: one percent of all Operating Costs.

12.

MINE FINANCING

12.01

The contributions of the Participants toward the Mine Costs shall be individually and separately provided by them.

12.02

Any party may pledge, mortgage, charge or otherwise encumber its Interest in order to secure moneys borrowed and used by that party for the sole purpose of enabling it to finance its participation under this Agreement or in order to secure by way of floating charge as a part of the general corporate assets of that party moneys borrowed for its general corporate purposes, provided that the pledgee, mortgagee, holder of the charge or encumbrance (in this subsection called the "Chargee") shall hold the same subject to the provisions of this Agreement and that if the Chargee realizes upon any of its security it will comply with this Agreement.  The Agreement between the party hereto, as borrower, and the Chargee shall contain specific provisions to the same effect as the provisions of this paragraph.

13.

CONSTRUCTION

13.01

Subject to paragraphs 10.02 and 10.03 the Management Committee shall cause the Operator to, and the Operator shall, proceed with Construction with all reasonable dispatch after a Production Notice has been given.  Construction shall be substantially in accordance with the Feasibility Report subject to any variations proposed in the Production Notice, and subject also to the right of the Management Committee to cause such other reasonable variations in Construction to be made as the Management Committee deems advisable.

14.

OPERATION OF THE MINE

14.01

Commencing on the Completion Date, all Mining Operations shall be planned and conducted and all estimates, reports and statements shall be prepared and made on the basis of a calendar year.

14.02

With the exception of the year in which the Completion Date occurs, an Operating Plan for each calendar year shall be submitted by the Operator to the Participants not later than September 30 in the year immediately preceding the calendar year to which the Operating Plan relates.  Each Operating Plan shall contain the following:

(a)

a plan for the proposed Mining Operations;

(b)

a detailed estimate of all Mine Costs plus a reasonable allowance for contingencies;

(c)

an estimate of the quantity and quality of the ore to be mined and the concentrates or metals to be produced; and

(d)

such other facts as may be necessary to reasonably illustrate the results intended to be achieved by the Operating Plan.  Upon request of any Participant the Operator shall meet with that Participant to discuss the Operating Plan and shall provide such additional or supplemental information as that Participant may reasonably require with respect thereto.

14.03

The Management Committee shall adopt each Operating Plan, with such changes as it deems necessary, by October 31 in the year immediately preceding the calendar year to which the Operating Plan relates; provided, however, that the Management Committee may from time to time and any time amend any Operating Plan.

14.04

The Operator shall be entitled to include in the estimate of Mine Costs referred to in subparagraph 14.02(b) hereof the reasonably estimated costs of satisfying continuing obligations that may remain after this Agreement terminates, in excess of amounts actually expended.  Such continuing obligations are or will be incurred as a result of the Joint Operation and shall include such things as monitoring, stabilization, reclamation or restoration obligations, severance and other employee benefit costs and all other obligation incurred or imposed as a result of the Joint Operation which continue or arise after termination of this Agreement and settlement of all accounts.  The amount accrued from time to time for the satisfaction of such continuing obligations shall be classified as Costs hereunder but shall be segregated into a separate account.

15.

PAYMENT OF MINE COSTS

15.01

The Operator may invoice each Participant, from time to time, for that Participant's Proportionate Share of Mine Costs incurred to the date of the invoice, or at the beginning of each month for an advance equal to that Participant's Proportionate Share of the estimated cash disbursements to be made during the month.  Each Participant shall pay its Proportionate Share of the Mine Costs or the estimated cash disbursements aforesaid to the Operator within 30 days after receipt of the invoice.  If the payment or advance requested is not so made, the amount of the payment or advance shall bear interest calculated monthly not in advance from the 30th day after the date of receipt of the invoice thereof by that Participant at a rate equivalent to the weighted average Prime Rate for the month plus two percent until paid.  The Operator shall have a lien on each Participant's Interest in order to secure that payment or advance together with interest which has accrued thereon.

15.02

If any Participant fails to pay an invoice contemplated in paragraph 15.01 within the 30-day period aforesaid, the Operator may, by notice, demand payment.  If no payment is made within 30 days of the Operator's demand notice, the Operator may, without limiting its other rights at law, enforce the lien created by paragraph 15.01 by taking possession of all or any part of that Participant's Interest.  The Operator may sell and dispose of the Interest which it has so taken into its possession by:

(a)

first offering that Interest to the other Participants, if more than one then in proportion to the respective Interests of the Participants who wish to accept that offer, for that price which is the fair market value stated in the lower of two appraisals obtained by the Operator from independent, well recognized appraisers competent in the appraisal of mining properties; and

(b)

if the Participants have not purchased all or part of that Interest as aforesaid, then by selling the balance, if any, either in whole or in part or in separate parcels at public auction or by private tender (the Participants being entitled to bid) at a time and on whatever terms the Operator shall arrange, having first given notice to the defaulting Participant of the time and place of the sale.

As a condition of the sale as contemplated in subparagraph 15.02(b), the purchaser shall agree to be bound by this Agreement and, prior to acquiring the Interest, shall deliver notice to that effect to the parties, in form acceptable to the Operator.  The proceeds of the sale shall be applied by the Operator in payment of the amount due from the defaulting Participant and interest as aforesaid, and the balance remaining, if any, shall be paid to the defaulting Participant after deducting reasonable costs of the sale.  Any sale or disposal made as aforesaid shall be a perpetual bar both at law and in equity by the defaulting Participant and its successors and assigns against all other Participants.

16.

DISTRIBUTION IN KIND

16.01

It is expressly intended that, upon implementation of any Production Notice hereunder, the association of the parties hereto shall be limited to the efficient production of Minerals from the Property and that each of the parties shall be entitled to use, dispose of or otherwise deal with its Proportionate Share of Minerals as it sees fit.  Each Participant shall take in kind, f.o.b. truck or railcar on the Property, and separately dispose of its Proportionate Share of the Minerals produced from the Mine.   Extra costs and expenses incurred by reason of the Participants taking in kind and making separate dispositions shall be paid by each Participant directly and not through the Operator or Management Committee.

16.02

Each Participant shall construct, operate and maintain, all at its own cost and expense, any and all facilities which may be necessary to receive and store and dispose of its Proportionate Share of the Minerals at the rate the same are produced.

16.03

If a Participant has not made the necessary arrangements to take in kind and store its share of production as aforesaid the Operator shall, at the sole cost and risk of that Participant’s store, in any location where it will not interfere with Mining Operations, the production owned by that Participant.  The Operator and the other parties shall be under no responsibility with respect thereto.  All of the Costs involved in arranging and providing storage shall be billed directly to, and be the sole responsibility of the Participant whose share of production is so stored.  The Operator's charges for such assistance and any other related matters shall be billed directly to and be the sole responsibility of the Participant.  All such billings shall be subject to the provisions of paragraphs 15.01 and 15.02 hereof.

17.

SURRENDER OF INTEREST

17.01

Any party may, at any time upon notice, surrender its entire Interest to the other parties by giving those parties notice of surrender.

The notice of surrender shall:

(a)

indicate a date for surrender not less than three months after the date on which the notice is given; and

(b)

contain an undertaking that the surrendering party will:

(i)

satisfy its Proportionate Share, based on its then Interest, of all obligations and liabilities which arose at any time prior to the date of surrender;

(ii)

if the Operator has not included in Mine Costs the costs of continuing obligations as set out in paragraph 14.04 hereof, pay on the date of surrender its reasonably estimated Proportionate Share, based on the surrendering party's then Interest, of the Costs of rehabilitating the Mine site and of reclamation as at the date of surrender; and

(iii)

will hold in confidence, for a period of two years from the date of surrender, all information and data which it acquired pursuant to this Agreement.

17.02

Upon the surrender of its entire Interest as contemplated in paragraph 17.01 and upon delivery of a release in writing, in form acceptable to counsel for the Operator, releasing the other parties from all claims and demands hereunder, the surrendering party shall be relieved of all obligations or liabilities hereunder except for those which arose or accrued or were accruing due on or before the date of the surrender.

17.03

A party to whom a notice of surrender has been given as contemplated in paragraph 17.01 may elect, by notice within 90 days to the party which first gave the notice to accept the surrender, in which case paragraphs 17.01 and 17.02 shall apply, or to join in the surrender.  If all of the parties join in the surrender the Joint Operation shall be terminated in accordance with article 18.

18.

TERMINATION OF MINING OPERATIONS

18.01

The Operator may, at any time subsequent to the Completion Date, on at least 30 days notice to all Participants, recommend that the Management Committee approve that the Mining Operations be suspended.  The Operator's recommendation shall include a plan and budget (in this article 18 called the "Mine Maintenance Plan"), in reasonable detail, of the activities to be performed to maintain the Assets and Property during the period of suspension and the Costs to be incurred.  The Management Committee may, at any time subsequent to the Completion Date, cause the Operator to suspend Mining Operations in accordance with the Operator's recommendation with such changes to the Mine Maintenance Plan as the Management Committee deems necessary.  The Participants shall be committed to contribute their Proportionate Share of the Costs incurred in connection with the Mine Maintenance Plan.  The Management Committee may cause Mining Operations to be resumed at any time.

18.02

The Operator may, at any time following a period of at least 90 days during which Mining Operations have been suspended, upon at least 30 days notice to all Participants, or in the events described in paragraph 18.01, recommend that the Management Committee approve the permanent termination of Mining Operations.  The Operator's recommendation shall include a plan and budget (in this article 18 called the "Mine Closure Plan"), in reasonable detail, of the activities to be performed to close the Mine and reclaim the Property.  The Management Committee may, by unanimous approval of the representatives of all Participants, approve the Operator's recommendation with such changes to the Mine Closure Plan as the Management Committee deems necessary.

18.03

If the Management Committee approves the Operator's recommendation as aforesaid, it shall cause the Operator to:

(a)

implement the Mine Closure Plan, whereupon the Participants shall be committed to pay, in proportion to their respective Interests, such Costs as may be required to implement that Mine Closure Plan;

(b)

remove, sell and dispose of such Assets as may reasonably be removed and disposed of profitably and such other Assets as the Operator may be required to remove pursuant to applicable environmental and mining laws; and

(c)

sell, abandon or otherwise dispose of the Property.

The disposal price for the Assets and the Property shall be the best price obtainable and the net revenues, if any, from the removal and sale shall be credited to the Participants in proportion to their respective Interests.

18.04

If the Management Committee does not approve the Operator's recommendation contemplated in paragraph 18.02, the Operator shall maintain Mining Operations in accordance with the Mine Maintenance Plan as pursuant to paragraph 18.01.

19.

THE PROPERTY

19.01

Title to the Property shall be held in the name of both parties.  Each of the parties shall have the right to receive, forthwith upon making demand therefore from the Operator, such documents as it may reasonably require to confirm its Interest.

20.

AREA OF COMMON INTEREST

20.01

The area of common interest shall be deemed to comprise that area which is included within 5 km of the outermost boundary of the mineral properties which constitute the Property as at the Operative Date.

20.02

Except as to renewals or improvements in title to mineral claims or mineral rights held by a party prior to the Operative Date which have not been added to the Property, if at any time during the subsistence of this Agreement any party (in this section only called the "Acquiring Party") stakes or otherwise acquires, directly or indirectly, any right to or interest in any mining claim, licence, lease, grant, concession, permit, patent, or other mineral property located wholly or partly within the area of interest referred to in subparagraph 20.01 the Acquiring Party shall forthwith give notice to the other parties of that staking or acquisition, the total cost thereof and all details in the possession of that party with respect to the details of the acquisition, the nature of the property and the known mineralization.

20.03

Each other party may, within 30 days of receipt of the Acquiring Party's notice, elect, by notice to the Acquiring Party, to require that the mineral properties and the right or interest acquired be included in and thereafter form part of the Property for all purposes of this Agreement.

20.04

If the election aforesaid is made, all the other parties shall reimburse the Acquiring Party for that portion of the cost of acquisition which is equivalent to their respective Interests.

20.05

If no other party makes the election aforesaid within that period of 30 days, the right or interest acquired shall not form part of the Property and the Acquiring Party shall be solely entitled thereto.

20.06

Notwithstanding subparagraph 6.04(e), the Operator shall be entitled, at any time and from time to time to surrender all or any part of the Property or to permit the same to lapse, but only upon first either obtaining the unanimous consent of the Management Committee, or giving 60 days notice of its intention to do so to the other parties.  In this latter event, the parties, other than the Operator, shall be entitled to receive from the Operator, on request prior to the date of the surrender or lapse, a conveyance of that portion of the Property intended for surrender or lapse, together with copies of any plans, assay maps, diamond drill records and factual engineering data in the Operator's possession and relevant thereto.  Any part of the Property so acquired shall cease to be subject to this Agreement and shall not be subject to paragraph 20.02.  Any part of the Property, which has not been so acquired, by any of the parties shall remain subject to paragraph 20.02.

21.

INFORMATION AND DATA

21.01

At all times during the subsistence of this Agreement the duly authorized representatives of each Participant shall, at its and their sole risk and expense and at reasonable intervals and times, have access to the Property and to all technical records and other factual engineering data and information relating to the Property which is in the possession of the Operator.

21.02

During the Exploration Period while Programs are being carried out, the Operator shall furnish the Participants with quarterly progress reports and with a final report on conclusion of each Program.  The final report shall show the Mining Operations performed and the results obtained and shall be accompanied by a statement of Costs and copies of pertinent plans, assay maps, diamond drill records and other factual engineering data.  During the Construction Period the Operator shall provide quarterly progress reports to the Participants, which report shall include information on any changes or developments affecting the Mine that the Operator considers are material.

21.03

All information and data concerning or derived from the Mining Operations shall be kept confidential and, except to the extent required by law or by regulation of any Securities Commission or Stock Exchange, shall not be disclosed to any person other than an Affiliate without the prior consent of all the Participants, which consent shall not unreasonably be withheld.

21.04

The text of any news releases or other public statements which a party desires to make with respect to the Property shall be made available to the other parties prior to publication and the other parties shall have the right to make suggestions for changes therein.

22.

LIABILITY OF THE OPERATOR

22.01

Subject to paragraph 22.02, each party shall indemnify and save the Operator harmless from and against any loss, liability, claim, demand, damage, expense, injury or death (including, without limiting the generality of the foregoing, legal fees) resulting from any acts or omissions of the Operator or its officers, employees or agents.

22.02

Notwithstanding paragraph 22.01, the Operator shall not be indemnified nor held harmless by any of the parties for any loss, liability, claim, damage, expense, injury or death, (including, without limiting the generality of the foregoing, legal fees) resulting from the negligence or willful misconduct of the Operator or its officers, employees or agents.

22.03

An act or omission of the Operator or its officers, employees or agents done or omitted to be done:

(a)

at the direction, or within the scope of the direction, of the Management Committee; or

(b)

with the concurrence of the Management Committee; or

(c)

unilaterally and in good faith by the Operator to protect life or property;

shall be deemed not to be negligence or willful misconduct.

22.04

The obligation of the other parties to indemnify and save the Operator harmless pursuant to paragraph 22.01 shall be in proportion to its Interest as at the date that the loss, liability, claim, demand, damage, expense, injury or death occurred or arose.

22.05

The Operator shall not be liable to any other party nor shall any party be liable to the Operator in contract, tort or otherwise for special or consequential damages, including, without limiting the generality of the foregoing, loss of profits or revenues.

23.

INSURANCE

23.01

Commencing on the Operative Date, the Management Committee shall cause the Operator to place and maintain with a reputable insurer or insurers such insurance, if any, as the Management Committee in its discretion deems advisable in order to protect the parties together with such other insurance as any Participant may by notice reasonably request.  The Operator shall, upon the written request of any Participant, provide it with evidence of that insurance.

23.02

Paragraph 23.01 shall not preclude any party from placing, for its own account insurance for greater or other coverage than that placed by the Operator.

24.

RELATIONSHIP OF PARTIES

24.01

The rights, duties, obligations and liabilities of the parties shall be several and not joint nor joint and several, it being the express purpose and intention of the parties that their respective Interests shall be held as tenants in common.

24.02

Nothing herein contained shall be construed as creating a partnership of any kind or as imposing upon any party any partnership duty, obligation or liability to any other party hereto.

24.03

No party shall, except when required by this Agreement or by any law, by-law, ordinance, rule, order or regulation, use, suffer or permit to be used, directly or indirectly, the name of any other party for any purpose related to the Property.

25.

PARTITION

25.01

Each of the parties hereto waives, during the term of this Agreement, any right to partition of the Property or the Assets or any part thereof and no party shall seek to be entitled to partition of the Property or the Assets whether by way of physical partition, judicial sale or otherwise during the term of this Agreement.

26.

TAXATION

26.01

All Costs incurred hereunder shall be for the account of the party or parties making or incurring the same, if more than one then in proportion to their respective Interests, and each party on whose behalf any Costs have been incurred shall be entitled to claim all tax benefits, write-offs, and deductions with respect thereto.

27.

FORCE MAJEURE

27.01

Notwithstanding anything herein contained to the contrary, if any Participant is prevented from or delayed in performing any obligation under this Agreement, and such failure is occasioned by any cause beyond its reasonable control, excluding only lack of finances, then, subject to paragraph 27.02, the time for the observance of the condition or performance of the obligation in question shall be extended for a period equivalent to the total period the cause of the prevention or delay persists or remains in effect regardless of the length of such total period.

27.02

Any party hereto claiming suspension of its obligations as aforesaid shall promptly notify the other parties to that effect and shall take all reasonable steps to remove or remedy the cause and effect of the force majeure described in the said notice insofar as it is reasonably able so to do and as soon as possible; provided that the terms of settlement of any labour disturbance or dispute, strike or lockout shall be wholly in the discretion of the party claiming suspension of its obligations by reason thereof; and that party shall not be required to accede to the demands of its opponents in any such labour disturbance or dispute, strike, or lockout solely to remedy or remove the force majeure thereby constituted.

27.03

The extension of time for the observance of conditions or performance of obligations as a result of force majeure shall not relieve the Operator from its obligations to keep the Property in good standing.

28.

NOTICE

28.01

Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or if mailed by registered mail or by fax, addressed as follows:

In the case of  CSEL

Suite 890, 151 Bloor Street West, Toronto, Ontario M5S 1S4

Attention: Lynda Bloom,President

Facsimile No.:  416-462-1637 and 416-927-1222

In the case of ANRL:

148 Lascelles Blvd., Toronto, Ontario M5P 2E6

Attention:  Trevor Boyd, General Manager

and any such notice given as aforesaid shall be deemed to have been given to the parties hereto if delivered, when delivered, or if mailed, on the tenth business day following the date of mailing, or, if faxed, on the next succeeding day following the faxing thereof PROVIDED HOWEVER that during the period of any postal interruption in either the country of mailing or the country of delivery, any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same.  Any party may from time to time by notice in writing change its address for the purpose of this paragraph.

29.

WAIVER

29.01

No waiver of any breach of this Agreement shall be binding unless evidenced in writing executed by the party against whom charged.  Any waiver shall extend only to the particular breach so waived and shall not limit any rights with respect to any future breach.

30.

AMENDMENTS

30.01

Except for those provisions, if any, of the Head Agreement specifically incorporated herein by reference, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.  An amendment or variation of this Agreement shall only be binding upon a party if evidenced in writing executed by that party.

31.

TERM

31.01

Unless earlier terminated by agreement of all parties having an Interest or as a result of one party acquiring a 100 percent Interest and a 100 percent interest in the Net Smelter Return Royalty, the Joint Venture Operation and this Agreement shall remain in full force and effect for so long as any party has any right, title or interest in the Property.  Termination of the Agreement shall not, however, relieve any party from any obligations theretofore accrued but unsatisfied, nor from its obligations with respect to rehabilitation of the Mine site and reclamation.

32.

TIME OF ESSENCE

32.01

Time is of the essence of this Agreement.

33.

ASSIGNMENT - RIGHT OF FIRST REFUSAL

33.01

If a Participant (hereinafter referred to as the "Owner") should receive a bona fide offer from an independent third party (the "Proposed Purchaser") dealing at arm's length with the Owner to purchase all or substantially all of the Owner's Interest or its interest in this Agreement (which for certainty shall include the Owner's right to receive Net Smelter Return Royalty), which offer the Owner desires to accept, or if the Owner intends to sell all or substantially all of its Interest or this Agreement, the Owner shall first offer (the "Offer") such interest in writing to the other Participants upon terms no less favourable than those offered by the Proposed Purchaser or intended to be offered by the Owner, as the case may be.  The Offer shall specify the price and terms and conditions of such sale, the name of the Proposed Purchaser (which term shall, in the case of an intended offer by the Owner, mean the person or persons to whom the Owner intends to offer its interest) and, if the offer received by the Owner from the Proposed Purchaser provides for any consideration payable to the Owner otherwise than in cash, the Offer shall include the Owner's good faith estimate of the cash equivalent of the non-cash consideration.  If within a period of 60 days of the receipt of the Offer, the other Participants notify the Owner in writing that one or both of them will accept the same, the Owner shall be bound to sell such interest to the other Participant(s) (subject as hereinafter provided with respect to price) on the terms and conditions of the Offer.  If the Offer so accepted by the other Participant(s) contains the Owner's good faith estimate of the cash equivalent consideration as aforesaid, and if the other Participant(s) disagrees with the Owner's best estimate, the other Participant(s) shall so notify the Owner at the time of acceptance and the other Participant(s) shall, in such notice, specify what it considers, in good faith, the fair cash equivalent to be and the resulting total purchase price.  If the other Participant(s) so notifies the Owner, the acceptance by the other Participant(s) shall be effective and binding upon the Owner and the other Participant(s) and the cash equivalent of any such non-cash consideration shall be determined by binding arbitration under the Commercial Arbitration Act (British Columbia) and shall be payable by the other Participant(s), subject to prepayment as hereinafter provided, within 60 days following its determination by arbitration.  The other Participant(s) shall in such case pay to the Owner, against receipt of an absolute transfer of clear and unencumbered title to the interest of the Owner being sold, the total purchase price which it specified in its notice to the Owner and such amount shall be credited to the amount determined following arbitration of the cash equivalent of any non-cash consideration.  If the other Participant(s) fails to notify the Owner before the expiration of the time limited therefor that it will purchase the interest offered, the Owner may sell and transfer such interest to the Proposed Purchaser at the price and on the terms and conditions specified in the Offer for a period of 60 days, provided that the terms of this paragraph shall again apply to such interest if the sale to the Proposed Purchaser is not completed within the said 60 days.  Any sale hereunder shall be conditional upon the Proposed Purchaser delivering a written undertaking to the other Participants, in form and content satisfactory to their respective counsel, to be bound by the terms and conditions of this Agreement.

33.02

Any Participant may at any time assign, transfer or otherwise dispose of all or part of its Interest to an Affiliate upon delivery to the non-assigning Participant:

(a)

a counterpart of this agreement executed by the Affiliate; and

(b)

the covenant of the assigning Participant with and to the non-assigning Participant to be jointly and severally liable for the obligations of the Affiliate;

PROVIDED THAT any such assignment shall be void and of no effect upon the Affiliate ceasing to be an Affiliate of the assigning Participant, in which event the assigning Affiliate shall be credited with all Costs incurred by the Affiliate.

34.

SUCCESSORS AND ASSIGNS

34.01

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

35.

GOVERNING LAW

35.01

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario.

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the day and year first above written.

CANADIAN SHIELD EXPLORATIONS LTD.

By:________________________

Lynda Bloom, President

ASIA NOW RESOURCES LTD.

By:________________________

Rodney Kirkham, President

APPENDIX I

TO THAT CERTAIN AGREEMENT MADE AS OF THE ______ DAY OF ______________, 2002, BETWEEN CANADIAN SHIELD EXPLORATIONS LTD. OF THE FIRST PART AND ASIA NOW RESOURCES LIMITED OF THE SECOND PART

ACCOUNTING PROCEDURE

1.

INTERPRETATION

1.01

In this Appendix the following words, phrases and expressions shall have the following meanings:

(a)

"Agreement" means the Agreement to which this Accounting Procedure is attached as Appendix I.

(b)

"Count" means a physical inventory count.

(c)

"Employee" means those employees of the Operator who are assigned to and directly engaged in the conduct of Mining Operations, whether on a full-time or part-time basis.

(d)

"Employee Benefits" means the Operator's cost of holiday, vacation, sickness, disability benefits, field bonuses, amounts paid to and the Operator's costs of established plans for employee's group life insurance, hospitalization, pension, retirement and other customary plans maintained for the benefit of Employees and Personnel, as the case may be, which costs may be charged as a percentage assessment on the salaries and wages of Employees or Personnel, as the case may be, on a basis consistent with the Operator's cost experience.

(e)

"Field Offices" means the necessary sub-office or sub-offices in each place where a Program or Construction is being conducted or a Mine is being operated.

(f)

"Government Contributions" means the cost or contributions made by the Operator pursuant to assessments imposed by governmental authority which are applicable to the salaries or wages of Employees or Personnel, as the case may be.

(g)

"Joint Account" means the books of account maintained by the Operator to record all costs, expenses, credits and other transactions arising out of or in connection with the Mining Operations.

(h)

"Material" means the personal property, equipment and supplies acquired or held, at the direction or with the approval of the Management Committee, for use in the Mining Operations and, without limiting the generality, more particularly "Controllable Material" means such Material which is ordinarily classified as Controllable Material, as that classification is determined or approved by the Management Committee, and controlled in mining operations.

(i)

"Personnel" means those management, supervisory, administrative, clerical or other personnel of the Operator normally associated with the Supervision Offices whose salaries and wages are charged directly to the Supervision Office in question.

(j)

"Reasonable Expenses" means the reasonable expenses of Employees or Personnel, as the case may be, for which those Employees or Personnel may be reimbursed under the Operator's usual expense account practice; including without limiting generality, any relocation expenses necessarily incurred in order to properly staff the Mining Operations if the relocation is approved by the Management Committee.

(k)

"Supervision Offices" means the Operator's offices or department within the Operator's offices from which the Mining Operations are generally supervised.

2.

STATEMENTS AND BILLINGS

2.01

The Operator shall, by invoice, charge each Participant with its Proportionate Share of Exploration Costs and Mine Costs in the manner provided in sections 7 and 15 of the Agreement respectively.

2.02

The Operator shall deliver, with each invoice rendered for Costs incurred a statement indicating:

(a)

all charges or credits to the Joint Account relating to Controllable Material in detail; and

(b)

all other charges and credits to the Joint Account summarized by appropriate classification indicative of the nature of the charges and credits.

2.03

The Operator shall deliver with each invoice for an advance of Costs a statement indicating:

(a)

the estimated Exploration Costs or, in the case of Mine Costs, the estimated cash disbursements, to be made during the next succeeding month;

(b)

the addition thereto or subtraction therefrom, as the case may be, made in respect of Exploration Costs or Mine Costs actually having been incurred in an amount greater or lesser than the advance which was made by each Participant for the penultimate month preceding the month of the invoice; and

(c)

the advances made by each Participant to date and the Exploration Costs or Mine Costs incurred to the end of the penultimate month preceding the month of the invoice.

3.

DIRECT CHARGES

3.01

The Operator shall charge the Joint Account with the following items:

(a)

Contractor's Charges:

All proper costs relative to the Mining Operations incurred under contracts entered into by the Operator with third parties.

(b)

Labour Charges:

(i)

The salaries and wages of Employees in an amount calculated by taking the full salary or wage of each Employee multiplied by that fraction which has as its numerator the total time for the month that the Employees were directly engaged in the conduct of Mining Operations and as its denominator the total normal working time for the month of the Employee;

(ii)

the Reasonable Expenses of the Employees; and

(iii)

Employee Benefits and Government Contributions in respect of the Employees in an amount proportionate to the charge made to the Joint Account in respect to their salaries and wages.

(c)

Office Maintenance:

(i)

The cost or a pro rata portion of the costs, as the case may be, of maintaining and operating the Offices.  The basis for charging the Joint Account for Office maintenance costs shall be as follows:

(A)

the expense of maintaining and operating Field Offices, less any revenue therefrom; and

(B)

that portion of maintaining and operating the Supervision Offices which is equal to

(1)

the anticipated total operating expenses of the Supervision Offices divided by

(2)

the anticipated total staff man days for the Employees whether in connection with the Mining Operations or not;

multiplied by

(3)

the actual total time spent on the Mining Operations by the Employee expressed in man days.

(ii)

Without limited generality, the anticipated total operating expenses of the Supervision Offices shall include:

(A)

the salaries and wages of the Operator's Personnel which have been directly charged to those Offices;

(B)

the Reasonable Expense of the Personnel; and

(C)

Employee Benefits

(iii)

The Operator shall make an adjustment in respect of the Office Maintenance cost forthwith after the end of each Operating Year upon having determined the actual operating expenses and actual total staff man days referred to in clause 3.01(c)(i)(B) of this Appendix I.

(d)

Material:

Material purchased or furnished by the Operator for use on a Property as provided under section 6 of this Appendix I.

(e)

Transportation Charges:

The cost of transporting Employees and Material necessary for the Mining Operations.

(f)

Service Charges:

(i)

The cost of services and utilities procured from outside sources other than services covered by paragraph 3.01(h).  The cost of consultant services shall not be charged to the Joint Account unless the retaining of the consultant is approved in advance by the Management Committee; and

(ii)

Use and service of equipment and facilities furnished by the Operator as provided in subsection 4.05 of this Appendix I.

(g)

Damages and Losses to Joint Property:

All costs necessary for the repair or replacement of Assets made necessary because of damages or losses by fire, flood, storms, theft, accident or other cause.  The Operator shall furnish each Participant with written particulars of the damages or losses incurred as soon as practicable after the damage or loss has been discovered.  The proceeds, if any, received on claims against any policies of insurance in respect of those damages or losses shall be credited to the Joint Account.

(h)

Legal Expense:

All costs of handling, investigating and settling litigation or recovering the Assets, including, without limiting generality, attorney's fees, court costs, costs of investigation or procuring evidence and amounts paid in settlement or satisfaction of any litigation or claims; provided, however, that, unless otherwise approved in advance by the Management Committee, no charge shall be made for the services of the Operator's legal staff or the fees and expenses of outside solicitors.

(i)

Taxes:

All taxes, duties or assessments of every kind and nature (except income taxes) assessed or levied upon or in connection with the Property, the Mining Operations thereon, or the production therefrom, which have been paid by the Operator for the benefit of the parties.

(j)

Insurance:

Net premiums paid for

(i)

such policies of insurance on or in connection with Mining Operations as may be required to be carried by law; and

(ii)

such other policies of insurance as the Operator may carry for the protection of the parties in accordance with the Agreement; and

the applicable deductibles in event of an insured loss.

(k)

Rentals:

Fees, rentals and other similar charges required to be paid for acquiring, recording and maintaining permits, mineral claims and mining leases and rentals and royalties which are paid as a consequence of the Mining Operations.

(l)

Permits:

Permit costs, fees and other similar charges which are assessed by various governmental agencies.

(m)

Other Expenditures:

Such other costs and expenses which are not covered or dealt with in the foregoing provisions of this subsection 3.01 of this Appendix I as are incurred with the approval of the Management Committee for Mining Operations or as may be contemplated in the Agreement.

4.

PURCHASE OF MATERIAL

4.01

Subject to subsection 4.04 of this Appendix I the Operator shall purchase all Materials and procure all services required in the Mining Operations.

4.02

Materials purchased and services procured by the Operator directly for the Mining Operations shall be charged to the Joint Venture Account at the price paid by the Operator less all discounts actually received.

4.03

So far as it is reasonably practical and consistent with efficient and economical operations, the Operator shall purchase, furnish or otherwise acquire only such Material and Assets as may be required for immediate use.  The Operator shall attempt to minimize the accumulation of surplus stocks of Material.

4.04

Any Participant may sell Material or services required in the Mining Operations to the Operator for such price and upon such terms and conditions as the Management Committee may approve.

4.05

Notwithstanding the foregoing provisions of this section 4, the Operator shall be entitled to supply for use in connection with the Mining Operations equipment and facilities which are owned by the Operator and to charge the Joint Account with such reasonable costs as are commensurate with the ownership and use thereof.

5.

DISPOSAL OF MATERIAL

5.01

The Operator, with the approval of the Management Committee may, from time to time, sell any Material which has become surplus to the foreseeable needs of the Mining Operations for the best price and upon the most favourable terms and conditions available.

5.02

Any Participant may purchase from the Operator any Material which may from time to time become surplus to the foreseeable need of the Mining Operations for such price and upon such terms and conditions as the Management Committee may approve.

5.03

Upon termination of the Agreement, the Management Committee may approve the division of any Material held by the Operator at that date may be taken by the Participants in kind or be taken by a Participant in lieu of a portion of its Proportionate Share of the net revenues received from the disposal of the Assets and Property.  If the division to a Participant be in lieu, it shall be for such price and on such terms and conditions as the Management Committee may approve.

5.04

The net revenues received from the sale of any Material to third parties or to a Participant shall be credited to the Joint Account.

6.

INVENTORIES

6.01

The Operator shall maintain records of Material in reasonable detail and records of Controllable Material in detail.

6.02

The Operator shall perform Counts from time to time at reasonable intervals and in connection therewith shall give notice of its intention to perform a Count to each Participant at least 30 days in advance of the date set for performing of the Count.  Each Participant shall be entitled to be represented at the performing of a Count upon giving notice thereof to the Operator within 20 days of the Operator's notice.  A Participant who is not represented at the performing of the Count shall be deemed to have approved the Count as taken.

6.03

Forthwith after performing a Count, the Operator shall reconcile the inventory with the Joint Account and provide each Participant with a statement listing the overages and shortages.  The Operator shall not be held accountable for any shortages of inventory except such shortages as may have arisen due to a lack of diligence on the part of the Operator.

7.

ADJUSTMENTS

7.01

Payment of any invoice by a Participant shall not prejudice the right of that Participant to protest the correctness of the statement supporting the payment; provided, however, that all invoices and statements presented to each Participant by the Operator during any Operating Year shall conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the Operating Year to which the invoice or statement relates, unless within that 12 month period that Participant gives notice to the Operator making claim on the Operator for an adjustment to the invoice or statement.

7.02

The Operator shall not adjust any invoice or statement in favour of itself after the expiration of 12 months following the end of the Operating Year to which the invoice or statement relates.

7.03

Notwithstanding subsections 7.01 and 7.02 of this Appendix I, the Operator may make adjustments to an invoice or statement which arise out of a physical inventory of Material or Assets.

7.04

A Participant shall be entitled upon notice to the Operator to request that the independent external auditor of the Operator provide that Participant with its opinion that any invoice or statement delivered pursuant to the Agreement in respect of the period referred to in subsection 7.01 of this Appendix I has been prepared in accordance with this Agreement.

7.05

The time for giving the audit opinion contemplated in subsection 7.04 of this Appendix I shall not extend the time for the taking of exception to and making claims on the Operator for adjustment as provided in subsection 7.01 of this Appendix I.

7.06

The cost of the auditor's opinion referred to in subsection 7.04 of this Appendix I shall be solely for the account of the Participant requesting the auditor's opinion, unless the audit disclosed a material error adverse to that Participant, in which case the cost shall be solely for the account of the Operator.

APPENDIX II

TO THAT CERTAIN AGREEMENT MADE AS OF THE ______ DAY OF ______________, 2002, BETWEEN CANADIAN SHIELD EXPLORATIONS LTD. OF THE FIRST PART AND ASIA NOW RESOURCES LIMITED OF THE SECOND PART

NET SMELTER RETURN ROYALTY

"Net Smelter Return Royalty" means amounts actually received by either party from the sale of Ores and Minerals less (but only to the extent actually incurred and borne by either party):

A)

Sales, use, gross receipts, severance, ad valorem, government royalties, and other taxes, if any, however denominated, payable with respect to existence, severance, production, removal, sale or disposition or Ores and Minerals, but excluding any taxes on net income;

B)

Charges and costs, if any, for transportation to places where Ores and Minerals are smelted, refined and sold; and

C)

Charges, costs and penalties, if any, for smelting, refining and marketing.

In the event smelting or refining are carried out in facilities owned or controlled, in whole or in part, by either party, charges, costs and penalties with respect to such operations but not in excess of the amount that either party would have incurred if such operations were carried out at facilities not owned or controlled by either party then offering comparable custom services.

Exhibit 2

PLANET

EXPLORATION INC.

Suite 700, 407 - 2nd Street S.W.

Calgary, Alberta, T2P 2Y3

Tel: (403) 262-3238

Fax: (403) 237-5816

August 26, 2002

Canadian Shield Resources Inc.

151 Bloor Street W., Suite 890

Toronto, Ontario

M5S 1S4

Attention: Ms. Lynda Bloom, President & CEO

Dear Lynda:

Re:

Barga Terrane  - Mongolia

I wish to confirm the terms of your acquisition of an interest in certain Mineral Exploration Licenses located in Mongolia, Southern Gobi region, the more specific details of which are set out in Schedule "A" to this letter (the “Properties” or the ”Mineral Exploration Licenses”).  Planet Exploration Inc. (“Planet” or the “Corporation”) is the 100% owner of the Mineral Exploration Licenses and is in a position to warrant that the Mineral Exploration Licences are in good standing, with no adverse claims, encumbrances or liens and it has the legal right and authority to enter into this agreement and perform the obligations required to be performed by Planet pursuant to the transactions contemplated below.

Subject to the terms and conditions set out herein Planet hereby offers to Canadian Shield Resources Inc. (“CSR”) a right for CSR or a subsidiary of CSR to earn up to a fifty percent (50%) interest in and to the Mineral Exploration Licenses as more particularly described in Schedule "A" hereto, on the following terms:

1.

Cash and Share Consideration for the Right to Earn a 25% Interest in the Property

CSR will earn a 25% interest in the Properties upon completion of the following:

a)

 cash payment of $10,000 (U.S.)(“Initial Deposit”) to Planet upon execution hereof;

b)

issuance to Planet of 150,000 common shares of CSR upon execution of formal agreements, title review and approval of the TSX Venture Exchange (“Exchange”); and

c)

Phase I exploration expenditures of $50,000 (U.S.) on the Properties.

CSR will deliver all exploration data of the Phase I exploration program to Planet in a timely matter and provide quarterly reports.    CSR will complete the Phase I exploration expenditures  by February 28, 2003 or forfeit its right to earn a 25% interest.

2.

Earn-In of 25% Interest by CSR

At February 28, 2003 or when all of the terms as set out in Paragraph 1 have been satisfied, whichever is earlier, CSR will have earned a 25% interest in the Properties. CSR will issue Planet an additional 150,000 common shares of CSR upon approval of the Exchange.

CSR will then formally elect to:

a)

enter into a joint venture agreement with Planet whereby CSR will hold a 25% interest in the Properties and Planet will hold a 75% interest in the Properties, and each party would be responsible for its proportionate share of exploration expenditures; or

b)

earn an additional 25% interest in the Properties according to the terms in Paragraph 3.

3.

Cash and Share Consideration to Increase CSR’s Interest to 50%

CSR will have the right to earn an additional 25% interest, increasing its interest to 50% in the Properties upon completion of the following:

a)

Phase II exploration expenditures of $50,000 (U.S.) on the Properties.

CSR will deliver all Phase II exploration data to Planet in a timely matter and provide quarterly reports.  CSR will complete the Phase II exploration expenditures by August 31, 2003 or forfeit its right to earn an additional 25% interest.

4.

Conversion to a Joint Venture Partnership

At August 31, 2003 or when all of the terms as set out in Paragraph 3 have been delivered, whichever is earlier, CSR will earn an additional 25% interest in the Properties upon completion of the following:

a)

issuance to Planet of an additional 200,000 common shares of CSR upon approval of the Exchange; and

b)

 a cash payment to Planet of $25,000 (U.S.).

Upon the terms in Paragraph 4 being completed, the ownership of the Properties will be held by a joint venture as to 50% by Planet and 50% by CSR.

In addition to the cash and share consideration set out in paragraph 4 above, CSR agrees to fund $100,000 (U.S.) of a total $150,000 (U.S.) Phase III exploration work program on the Properties.  Planet shall fund $50,000 (U.S.) of the $150,000 (U.S.) Phase III work program.  The nature of the exploration program and the timing thereof shall be subject to the mutual agreement of the parties.

All expenditures thereafter will be incurred as to 50% by CSR and 50% by Planet or in proportion to the interest held by each party.

5.

Initial Deposit

The Initial Deposit shall be repaid to CSR only where Planet has failed to provide on or prior to September30, 2002, at Planet’s sole cost and expense, a legal opinion from Planet’s legal counsel addressed to CSR (the “Legal Opinion”), satisfactory to CSR regarding Planet’s title to the Mineral Exploration Licenses and its legal right to transfer up to a 50% interest therein free and clear of any claims, liens or encumbrances and CSR has either waived or satisfied the conditions precedent as set out in Paragraph 6(b) below on or before September30, 2002.  From and after September 30, 2002 the Initial Deposit shall be non-refundable.

6.

CSR Conditions Precedent

The obligations of CSR hereunder, subject to the provisions of Paragraphs 1, 2, 3, and 4 shall be subject to satisfaction or waiver of the following conditions precedent, each of which is included for the exclusive benefit of CSR and may be waived by CSR in its discretion:

a.

Planet and CSR or a subsidiary of CSR shall have entered into a formal agreement regarding the transfer of up to a fifty percent interest (50%) in the Mineral Exploration Licenses as contemplated herein and in respect of the joint ownership and exploration of the same including the provisions of Paragraph 4 hereof on terms satisfactory to both parties;

b.

CSR shall have completed a satisfactory review of the Legal Opinion respecting Planet’s title to the Mineral Exploration Licenses and its right to transfer up to a 50% interest therein to CSR or its subsidiary as contemplated hereby; and

c.

CSR shall have received all requisite regulatory approval to the transactions contemplated herein including, without limitation, to the issuance of the shares of CSR as contemplated herein.

7.

Time of the Essence

Time shall, in all respects, be of the essence hereof.

8.

Confidentiality

The terms of this letter shall be regarded as confidential by Planet and CSR and shall not be released or made known to any other party except as may be agreed between us in writing or required by law.

9.

Execution in Parts

This letter may be executed by the parties in counterpart, faxed signatures of which are acceptable.

If the foregoing correctly sets forth our understanding please arrange for the execution and return the enclosed copy of this letter and arrange to have the initial deposit made. This offer shall remain open for your acceptance until 4:00pm (Calgary time) on August 28, 2002.

Yours very truly,

PLANET EXPLORATION INC.

Per: Ranjeet Sundher, President

Acknowledged and accepted this __ day of August, 2002.

CANADIAN SHIELD RESOURCES INC.

Per:____________________________

Lynda Bloom, President & CEO

SCHEDULE “A” TO PLANET EXPLORATION INC. LETTER AGREEMENT DATED

JUNE 24, 2002

MONGOLIAN MINERAL INVESTIGATION LICENSES

No.s	Coordinates	No. Of License	Square of area	Province	Bullet	Name of area	Nomenclatures of map
22	105[0]00’00” 43[0]13’30” 105[0]15’00” 43[0]13’30” 105[0]15’00” 43[0]00’00” 105[0]15’00” 43[0]00’00”	5938X	51455	Omnogobi	Khanhongor, Nomgon, Khurmen	Khuts uul	K-48-X
23a	105[0]00’00” 43[0]00’00” 105[0]15’00” 43[0]00’00” 105[0]15’00” 42[0]52’00” 105[0]00’00” 42[0]52’00”	5945X	30340	Omnogobi	Nomgon, Nomkhon	Nomkhon	K-48-IX, X
23b	104[0]30’00” 42[0]52’00” 104[0]50’25” 42[0]52’00” 104[0]50’25” 42[0]40’11” 104[0]30’00” 42[0]40’11”	5945X	60264	Omnogobi	Nomgon, Nomkhon	Nomkhon	K-48-IX,X

(Property map attached)

Khamagtai
Shuteen Cu
Tsagaan Suvarga Cu
IVANHOE
EASTERN MONGOLIAN FAULT
ДАЛАНЗАДГАД
TAVEN TOLGO COAL MINE
IVANHOE
BARGA TERRANE
IVANHOE-OYU TOLGOI DEPOSIT
National Park
Ivanhoe
HARROD'S
National Park
BARGA TERRANE
EASTERN MONGOLIAN FAULT
National Park
0 50km 100km
PROPERTIES HELD BY OTHER COMPANIES
PLANET EXPLORATION INC (PXI)
IVANHOE PROPERTY – INITIAL HOLDINGS (Approx).
IVANHOE PROPERTY – OTHER HOLDINGS
SOUM (Village)
N
PLANET EXPLORATION INC
SOUTH GOBI PROPERTY MAP
JUNE 2002 Scale as Shown

Exhibit 3

BARGA TERRANE - MONGOLIA

PROPERTY OPTION AGREEMENT

Dated: as of February 5, 2003,

Between:

PLANET EXPLORATION INC.

and

CANADIAN SHIELD  RESOURCES INC.

INDEX

            Page

1.

GRANT OF OPTION

  3

2.

OPTION ONLY

  3

3.

FORMATION OF JOINT VENTURE

  3

4.

TRANSFER OF TITLE

  3

5.

RIGHT OF ENTRY

  3

6.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

  4

7.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONEE

  4

8.

COVENANTS OF THE OPTIONEE

  4

9.

TERMINATION

  4

10.

INDEPENDENT ACTIVITIES

  5

11.

CONFIDENTIALALITY OF INFORMATION

  5

12.

ASSIGNMENT

  5

13.

UNAVOIDABLE DELAYS

  5

14.

ARBITRATION

  5

15.

NOTICES

  6

16.

AREA OF COMMON INTEREST

  6

17.

GENERAL TERMS AND CONDITIONS

  6

SCHEDULE “A”

  7

SCHEDULE “B”

  8

1.

INTERPRETATION

  8

2.

FORMATION OF THE JOINT VENTURE

  9

3.

INTERESTS

  9

4.

MANAGEMENT COMMITTEE

  9

5.

OPERATOR

  9

6.

RIGHTS, DUTIES, AND STATUS OF OPERATOR

10

7.

EXPLORATION PROGRAMS

10

8.

FEASIBILITY REPORT

11

9.

PRODUCTION NOTICE

11

10.

ELECTION TO CONTRIBUTE

11

11.

OPERATOR’S FEE

11

12.

MINE FINANCING

11

13.

CONSTRUCTION

11

14.

OPERATION OF THE MINE

11

15.

PAYMENT OF MINE COSTS

12

16.

DISTRIBUTION IN KIND

12

17.

SURRENDER OF INTEREST

12

18.

TERMINATION OF MINING OPERATIONS

12

19.

THE PROPERTY

13

20.

AREA OF COMMON INTEREST

13

21.

INFORMATION AND DATA

13

22.

LIABILITY OF THE OPERATOR

13

23.

INSURANCE

13

24.

RELATIONSHIP OF PARTIES

14

25.

PARTITION

14

26.

TAXATION

14

27.

FORCE MAJEURE

14

28.

NOTICE

14

29.

WAIVER

14

30.

AMENDMENTS

15

31.

TERM

15

32.

TIME OF ESSENCE

15

33.

ASSIGNMENT – RIGHT OF FIRST REFUSAL

15

34.

SUCCESSORS AND ASSIGNS

15

35.

GOVERNING LAW

15

APPENDIX I – Accounting Procedure

16

APPENDIX II – Net Proceeds of Production

19

BARGA TERRANE - MONGOLIA

PROPERTY OPTION AGREEMENT

THIS AGREEMENT is made as of the 20th day of January, 2003,

BETWEEN:

PLANET EXPLORATION INC. , a company incorporated under the laws of the Province of Alberta and having a registered office at Suite 700, 407 – 2nd Street S.W., Calgary, Alberta T2P 2Y3

(hereinafter referred to as the "Optionor")

OF THE FIRST PART,

AND:

CANADIAN SHIELD RESOURCES INC., a company incorporated under the laws of the Province of Ontario and  having an office at Suite 890, 151 Bloor Street West, Toronto, Ontario M5S 1S4

(hereinafter referred to as the "Optionee")

OF THE SECOND PART.

RECITALS

WHEREAS the Optionor is the recorded and beneficial owner of a 100% interest in certain mineral investigation licences situated in the Omnogobi Provence of Mongolia, more particularly described in Schedule "A" attached hereto and made a part hereof (hereinafter collectively called the "Property");

AND WHEREAS the Optionor has agreed to grant to the Optionee an option to purchase up to an undivided 50% interest in and to the Property;

AND WHEREAS it is the intent of the parties that this agreement replace the letter agreement (the “Letter Agreement”) between the parties dated August 26, 2002;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and subject to the terms and conditions hereafter set out, the parties hereto agree as follows:

1.

GRANT OF OPTION

1.01

The Optionor hereby grants to the Optionee the exclusive right and option (the "First Option") to acquire up to an undivided 25% interest in and to the Property by:

a)

paying the sum of US$10,000, which amount was paid to the Optionor upon the execution and delivery of the Letter Agreement;

b)

issuing 150,000 common shares in the capital of the Optionee upon the execution of this Agreement and the Optionor providing on or prior to March 31, 2003, at the Optionor’s sole cost and expense, a legal opinion from Optionor’s legal counsel addressed to Optionee (the “Legal Opinion”), satisfactory to Optionee regarding Optionor’s title to the Property and its legal right to transfer up to a 50% interest therein free and clear of any claims, liens or encumbrances to the Optionee; and

c)

carrying out Exploration Expenditures of not less than $50,000 to be incurred on or before August 31, 2003. (the “Phase I Program”).

1.02

At the earlier of  August 31 , 2003 or when the Optionee has earned an undivided 25% interest, the Optionee shall elect to initiate the Joint Venture referred to in paragraph 3.01 hereof, or to increase its interest to an undivided 50% interest (the “Second Option”) by carrying out Exploration Expenditures of not less than $50,000 to be incurred on or before June 30,  2004 (the “Phase II Program”).

1.03

At the earlier of  June 30, 2004 or the completion of the Phase II Program the Optionee shall elect to retain its earned 25% interest as provided for in paragraph 1.01 hereof, or to complete the increase of its interest to an undivided 50% interest by:

a)

paying the sum of US$25,000 ; and

b)

issuing 200,000 common shares in the capital of the Optionee.

1.04

In this agreement, "Exploration Expenditures" means all costs and expenses incurred and paid for by the Optionee on or in connection with the exploration and development of the Property and shall include all monies required to maintain the Property in good standing in accordance with the laws of the jurisdiction in which the Property is situated plus an amount to compensate the Optionee for its overhead, head office and administration costs, equal to the sum of seven per cent (7%) of all Exploration Expenditures.

1.05

The number of common shares of the Optionee to be issued to the Optionor hereunder is based upon the authorized capital of the Optionee as constituted on the date of this agreement.  The number of shares to be issued to the Optionor hereunder shall be adjusted proportionately in the event of any subdivision, consolidation, amalgamation, reclassification or other capital reorganization of the Optionee occurring after the date of this agreement.

2.

OPTION ONLY

2.01

This agreement represents an option only, and after the Optionee has paid to the Optionor the sum of US$10,000 provided for in subparagraph 1.01(a) and has issued the 150,000 shares provided for in subparagraph 1.01(b) hereof,  and has completed expenditures as described in 1.01 (c) the Optionee shall be under no further obligation to the Optionor other than as set out in paragraph 9.05 hereof.  Any further performance hereunder by the Optionee is expressly at the election of the Optionee.

3.

FORMATION OF JOINT VENTURE

3.01

Upon the Optionee having exercised the First Option and electing not to increase its interest as set out in paragraph 1.02 and/or upon the Optionee having completed the Second Option as set out in paragraph 1.03, all further work on and with respect to the Property, and the subsequent relationship between the Optionor and the Optionee, shall be governed by a joint venture agreement (the “Joint Venture Agreement”) in the form attached hereto as Schedule “B”.  The Joint Venture Agreement shall come into effect without it having been executed by any party.

4.

TRANSFER OF TITLE

4.01

Forthwith following the Optionor exercising the Second Option pursuant to paragraph 1.03, the Optionor shall deliver to the Optionee recordable Bills of Sale or other applicable conveyancing documentation sufficient to reflect that the Property is recorded as to the interest of both parties

5.

RIGHT OF ENTRY

5.01

During the currency of this agreement prior to the exercise of the Option the Optionee, its servants, agents and workmen and any persons duly authorized by the Optionee, shall, subject to subparagraph 8.01(g) hereof, have the exclusive right to enter upon and take possession of and prospect, explore and develop (but not mine) the Property in such manner as the Optionee in its sole discretion may deem advisable.

6.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

6.01

The Optionor hereby represents and warrants to the Optionee that:

(a)

it is a company in good standing under the laws of the province of Alberta  and has full corporate power and authority to enter into this agreement;

(b)

it is the recorded owner of a 100% interest in and to the Property;

(c)

to the best of its knowledge, the mineral licenses comprising the Property have been validly located and are now duly recorded and in good standing substantially in accordance with the laws in effect in the jurisdiction in which they are situated;

(d)

the entering into this agreement does not conflict with any applicable law nor does it conflict with, or result in a breach of or accelerate the performance required by any contract or other commitment to which it is a party or by which it is bound;

(e)

it has the exclusive right to enter into this agreement and all necessary authority to assign to the Optionee an undivided 50% right, title and interest in and to the Property in accordance with the terms and conditions of this agreement;

(f)

to the best of its knowledge, other than as disclosed in Schedule "A" hereto, the Property is free and clear of all liens and encumbrances;

6.02

The representations and warranties hereinbefore set out are conditions upon which the Optionee has relied on entering into this agreement and shall survive the exercise of the Option by a period of 36 months.  The Optionor hereby indemnifies and saves the Optionee harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty made by it and contained in this agreement; provided that for such indemnity to be effective, the Optionor must receive notice of any claim hereunder within the 36-month period set out above.

7.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONEE

7.01

The Optionee represents and warrants to each of the Optionor that:

(a)

it has full corporate power and authority to enter into this agreement and the entering into of this agreement does not conflict with any applicable laws or with its charter documents nor does it conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which it is party or by which it is bound;

(b)

it is eligible to acquire and hold mineral claims in the jurisdiction in which the Property is situated;

(c)

it is a company in good standing under the laws of the province of  Ontario;

(d)

its common shares are quoted on the TSX Venture Exchange (“TSX”);

(e)

it is not in breach of the rules and regulations of the TSX;

(f)

it is a reporting issuer not in default pursuant to the securities regulations of the Provinces of Alberta, British Columbia and Ontario;

(g)

the common shares to be issued hereunder to the Optionor shall be fully-paid and non-assessable shares in the capital of the Optionee, and may be subject to escrow or pooling restrictions imposed by the TSX.

7.02

The representations and warranties hereinbefore set out are conditions upon which the Optionor has relied on entering into this agreement and shall survive the exercise of the Option by a period of 36 months.  The Optionee hereby indemnifies and saves the Optionor harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty made by it and contained in this agreement; provided that for such indemnity to be effective, the Optionee must receive notice of any claim hereunder within the 36-month period set out above.

8.

COVENANTS OF THE OPTIONEE

8.01

The Optionee covenants and agrees with the Optionor that during the currency of this agreement:

(a)

the Optionee shall carry out and record or cause to be carried out and recorded all such assessment work upon the Property as may be completed by it under the Phase I or Phase II Program, as the case may be;

(b)

the Optionee shall keep the Property clear of liens and all other charges arising from its operations thereon;

(c)

the Optionee shall carry on all operations on the Property in a professional manner and in compliance with all applicable governmental regulations and restrictions;

(d)

the Optionee shall pay or cause to be paid any rates, taxes, duties, royalties, assessments or fees levied with respect to the Optionee's operations thereon;

(e)

the Optionee shall, upon termination of this agreement but subject to the Joint Venture Agreement , leave the Property in a safe and environmentally acceptable condition in accordance with professional practice and all applicable requirements of law;

(f)

the Optionee shall indemnify the Optionor and save it harmless from any and all liabilities, costs, damages or charges arising from the failure of the Optionee to comply with the covenants contained in this article or otherwise arising from its operations on the Property relating to the Phase I or Phase II Program, as the case may be;

(g)

the Optionee shall allow the Optionor any duly authorized agent or representative of the Optionor to inspect the Property at all times and intervals; PROVIDED HOWEVER that it is agreed and understood that the Optionor or any such agent or representative shall be at his own risk and the Optionee shall not be liable for any loss, damage or injury incurred by such persons arising from their inspection of the Property, except those caused by the gross negligence or wilful misconduct of the Optionee, its agents, employees and directors;

(h)

the Optionee shall allow the Optionor access at all reasonable times during normal business hours to all maps, reports, assay results and other technical data prepared or obtained by the Optionee in connection with its operations on the Property; and

(i)

the Optionee shall, during times when technical data are being produced, provide the Optionor with a quarterly summary progress report describing the work carried out by the Optionee on or with respect to the Property, and which shall include copies of all technical data generated, together with location maps, sampling plans and other information sufficient to enable the reader to interpret the said data; such quarterly reports shall be delivered to the Optionor within 30 days of the end of each calendar quarter.

9.

TERMINATION

9.01

This agreement shall terminate upon the Optionee, not being at the time in default under any provision of this agreement, giving 60 days notice to the Optionor of termination.

9.02

If the Optionee shall default with respect to any one of the cash payments or share issuances to be received by the Optionor pursuant to paragraph 1.01 hereof on or before the last date for such payment or delivery set out, the Optionor shall notify the Optionee in writing and if the Optionee does not rectify such default within 10 days of the receipt of such notice then in every such case this agreement shall forthwith terminate.

9.03

If the Optionee shall fail to incur Exploration Expenditures on or before the last date for the incurrence of such pursuant to paragraph 1.01 hereof, the Optionor shall notify the Optionee in writing and if the Optionee does not rectify such default within 10 days of the receipt of such notice then in every such case this agreement shall forthwith terminate.

9.04

If the Optionee fails to perform any material covenant made by it hereunder, the Optionor may terminate this agreement but only if:

(a)

it shall first have given to the Optionee a notice of the default containing particulars of the covenant which the Optionee has not fulfilled; and

(b)

the Optionee has not, within 15 days following delivery of such notice of default, cured such default or commenced proceedings to cure such default by appropriate performance (the Optionee hereby agreeing that should it so commence to cure any default it will prosecute the same to completion without undue delay.)

Should the Optionee fail to comply with the provisions of this sub-paragraph 9.04(b), the Optionor may thereafter terminate this agreement by notice to the Optionee.

9.05

Upon termination of this agreement the Optionee shall:

(a)

have satisfied all applicable laws, regulations and policies relating to reclamation of the Property and shall leave the Property in a safe and environmentally acceptable condition; and

(b)

turn over to the Optionor originals of all maps, reports, assay results and other data and documentation in its possession in connection with its operations on the Property.

9.06

Upon the termination of this agreement, the Optionee forfeits any and all unexercised options to purchase an interest in the Property hereunder and shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those of its obligations in existence on the date of termination.

9.07

Upon termination of this agreement prior to the Optionee earning an interest in the Property pursuant to the First Option, the Optionee shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the Property for a period of six months thereafter, upon giving the Optionor prior written notice and at the Optionee's sole risk, for the purpose of removing its chattels, machinery, equipment and fixtures therefrom, and for the purpose of fulfilling its obligations pursuant to subparagraph 9.05(a) hereof.  None of the Optionee's chattels, machinery, equipment, fixtures and supplies shall be left on the Property except with the express prior written consent of the Optionor.

10.

INDEPENDENT ACTIVITIES

10.01

Except as expressly provided herein, each party shall have the free and unrestricted right to independently engage in and receive the full benefit of any and all business endeavours of any sort whatsoever, whether or not competitive with the endeavours contemplated herein without consulting the other or inviting or allowing the other to participate therein.  No party shall be under any fiduciary or other duty to the other which will prevent it from engaging in or enjoying the benefits of competing endeavours within the general scope of the endeavours contemplated herein.  The legal doctrines of "corporate opportunity" sometimes applied to persons engaged in a joint venture or having fiduciary status shall not apply in the case of any party.  In particular, without limiting the foregoing, no party shall have an obligation to any other party as to:

(a)

any opportunity to acquire, explore and develop any mining property, interest or right presently owned by it or offered to it outside of the Property at any time; and

(b)

the erection of any mining plant, mill, smelter or refinery, whether or not such mining plant, mill, smelter or refinery treats ores or concentrates from the Property.

11.

CONFIDENTIALITY OF INFORMATION

11.01

The parties hereto shall, subject to the exceptions set out hereinafter, treat all data, reports, records and other information relating to this agreement and the Property as confidential.

While this agreement is in effect, no party hereto shall, without the express written consent of the other, disclose to any third party any information concerning the results of the operations hereunder nor issue any press releases concerning this agreement or its exploration operations except where such disclosure is mandatory under the law or is deemed necessary by the disclosing party's counsel for the satisfaction by the disclosing party of its obligations to applicable securities regulatory bodies, and the disclosing party has, prior to the public disclosure, given the non-disclosing parties a draft copy of the disclosure.

12.

ASSIGNMENT

12.01

Any party may at any time dispose of all or any part of its interest in the Property and in this agreement to any third party (the "Assignee") provided that the Assignee shall, prior to and as a condition precedent to such disposition, deliver to the non-assigning party its covenant with and to the non-assigning party that:

(a)

to the extent of the disposition, the Assignee agrees to be bound by the terms and conditions of this agreement as if it had been an original party hereto; and

(b)

it will subject any further disposition of the interest acquired to the restrictions contained in this paragraph; and further provided that the non-assigning party must give its prior written consent to the assignment, such consent not to be unreasonably withheld, and for this purpose the Optionor consents to the assignment of all or any part of the Optionee’s interest in the Property and in this agreement to CSR Resources (Mongolia) Inc.

13.

UNAVOIDABLE DELAYS

13.01

If any party should be delayed in or prevented from performing any of the terms, covenants or conditions of this agreement (but expressly excluding payment of cash or issuance of shares to the Optionor under paragraphs 1.01 and 1.03 hereof) by reason of a cause (excluding lack of funds) beyond the control of such party, including fires, floods, earthquakes, subsidence, ground collapse or landslides, interruptions or delays in transportation or power supplies, strikes, lockouts, wars, acts of God, government regulation or interference, including but without restricting the generality of the foregoing, forest or highway closures or any other cause beyond such party's control, then any such failure on the part of such party to so perform shall not be deemed to be a breach of this agreement and the time within which such party is obliged to comply with any such term, covenant or condition of this agreement shall be extended by the total period of all such delays.  In order that the provisions of this article may become operative, such party shall give notice in writing to the other party, forthwith and for each new cause of delay or prevention and shall set out in such notice particulars of the cause thereof and the day upon which the same arose, and shall give like notice forthwith following the date that such cause ceased to subsist.

14.

ARBITRATION

14.01

If there is any disagreement, dispute or controversy (hereinafter collectively called a "Dispute") between the parties with respect to any matter arising under this agreement or the construction hereof, then the Dispute shall be determined by arbitration in accordance with the following procedures:

(a)

the parties to the Dispute shall appoint a single mutually acceptable arbitrator.  If the parties cannot agree upon a single arbitrator, then the party on the side of the Dispute shall name an arbitrator, and give notice thereof to the party on the other side of the Dispute;

(b)

the party on the other side of the Dispute shall within 14 days of the receipt of notice, name an arbitrator; and

(c)

the two arbitrators so named shall, within seven days of the naming of the later of them, name a third arbitrator.

If the party on either side of the Dispute shall fail to name its arbitrator within the allotted time, then the arbitrator named may make a determination of the Dispute.  Except as expressly provided in this paragraph, the arbitration shall be conducted in accordance with the arbitration legislation of Alberta and the arbitration shall be held in Toronto, Ontario, Canada or Calgary, Alberta.  The decision of the arbitrator or the majority of the arbitrators shall be made within 30 days following the naming of the latest of them and shall be conclusive and binding upon the parties.  The costs of arbitration shall be borne equally by the parties to the dispute unless otherwise determined by the arbitrator(s) in the award.

15.

NOTICES

15.01

Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or if mailed by registered air mail or by fax, addressed as follows:

In the case of the Optionor:

Planet Exploration Inc.

Suite 700, 407 – 2nd Street S.W.

Calgary, Alberta

T2P 2Y3

Attention: Ranjeet Sundher, President

Facsimile No.:  (403)  237-5816

In the case of the Optionee:

Canadian Shield Resources Inc.

Suite 890, 151 Bloor Street West

Toronto, Ontario

M5S 1S4

Attention:  Lynda Bloom, President

Facsimile No.: (416) 927-1222

and any such notice given as aforesaid shall be deemed to have been given to the parties hereto if delivered, when delivered, or if mailed, on the tenth business day following the date of mailing, or, if faxed, on the next succeeding day following the faxing thereof PROVIDED HOWEVER that during the period of any postal interruption in either the country of mailing or the country of delivery, any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same.  Any party may from time to time by notice in writing change its address for the purpose of this paragraph.

16.

AREA OF COMMON INTEREST

16.01

The area of common interest shall be deemed to comprise that area which is included within 25 km of the outermost boundary of the mineral properties which constitute the Property.

16.02

Except as to renewals or improvements in title to mineral claims or mineral rights held by a party prior to the date of the Letter Agreement which have not been added to the Property, if at any time during the subsistence of this agreement any party (in this section only called the “Acquiring Party”) stakes or otherwise acquires, directly or indirectly, any right to or interest in any mining claim, license, lease, grant, concession, permit, patent, or other mineral property located wholly or partly within the area of interest referred to in subparagraph 16.01 the Acquiring Party shall forthwith give notice to the other party of that staking or acquisition, the total cost thereof and all details in the possession of that party with respect to the details of the acquisition, the nature of the property and the known mineralization.

16.03

The other party may, within 30 days of receipt of the Acquiring Party’s notice, elect, by notice to the Acquiring Party, to require that the mineral properties and the right or interest acquired be included in and thereafter form part of the Property for all purposes of this agreement.

16.04

If the election aforesaid is made, the other party shall reimburse the Acquiring Party for the percentage of the cost of acquistion corresponding to that parties’ interest in the Property at the time of acquisition.

16.05

If the other party does not make the election aforesaid within that period of 30 days, the right or interest acquired shall not form part of the Property and the Acquiring Party shall be solely entitled thereto.

17.

GENERAL TERMS AND CONDITIONS

17.01

The parties hereto hereby covenant and agree that they will execute such further agreements, conveyances and assurances as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this agreement.

17.02

This agreement shall represent the entire understanding between the parties with respect to the Property and shall supersede the Letter Agreement.  No representations or inducements have been made save as herein set forth.  No changes, alterations, or modifications of this agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto.

17.03

The titles to the articles to this agreement shall not be deemed to form part of this agreement but shall be regarded as having been used for convenience of reference only.

17.04

The schedules to this agreement shall be construed with and as an integral part of this agreement to the same extent as if they were set forth verbatim herein.

17.05

All reference to dollar amounts contained in this agreement are references to the currency of the United States of America.

17.06

This agreement shall be governed by and interpreted in accordance with the laws in effect inAlberta, and the parties hereto attorn to the courts of Alberta for the resolution of any disputes arising out of this agreement.

17.07

This agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

17.08

Time shall be of the essence of this agreement.

IN WITNESS WHEREOF this agreement has been executed by the parties hereto as of the day and year first above written.

PLANET EXPLORATION INC.

Per: ________________________

Authorized Signing Officer

CANADIAN SHIELD RESOURCES INC.

Per: ________________________

Authorized Signing Officer

This is page # of that certain agreement dated February 5, 2003 between Planet Exploration Inc.  of the first part and Canadian Shield Resources Inc.of the second part.

SCHEDULE "A"

TO THAT CERTAIN AGREEMENT MADE AS OF THE 20th DAY OF January, 2003 BETWEEN PLANET EXPLORATION INC. OF THE FIRST PART AND CANADIAN SHIELD RESOURCES INC. OF THE SECOND PART

THE "PROPERTY"

MONGOLIAN MINERAL INVESTIGATION LICENSES

No.s	Coordinates	No. Of License	Square of area	Province	Bullet	Name of area	Nomenclatures of map
22	105[0]00’00” 43[0]13’30” 105[0]15’00” 43[0]13’30” 105[0]15’00” 43[0]00’00” 105[0]15’00” 43[0]00’00”	5938X	51455	Omnogobi	Khanhongor, Nomgon, Khurmen	Khuts uul	K-48-X
23a	105[0]00’00” 43[0]00’00” 105[0]15’00” 43[0]00’00” 105[0]15’00” 42[0]52’00” 105[0]00’00” 42[0]52’00”	5945X	30340	Omnogobi	Nomgon, Nomkhon	Nomkhon	K-48-IX, X
23b	104[0]30’00” 42[0]52’00” 104[0]50’25” 42[0]52’00” 104[0]50’25” 42[0]40’11” 104[0]30’00” 42[0]40’11”	5945X	60264	Omnogobi	Nomgon, Nomkhon	Nomkhon	K-48-IX,X

SCHEDULE "B"

TO THAT CERTAIN AGREEMENT MADE AS OF THE 20TH DAY OF JANUARY, 2003 BETWEEN PLANET EXPLORATION INC. OF THE FIRST PART AND CANADIAN SHIELD RESOURCES INC. OF THE SECOND PART

JOINT VENTURE AGREEMENT

THIS AGREEMENT is made as of the 20th day of January, 2003,

BETWEEN:

PLANET EXPLORATION INC. , a company incorporated under the laws of the Province of Alberta and having a registered office at Suite 700, 407 – 2nd Street S.W., Calgary, Alberta T2P 2Y3

(hereinafter referred to as the "PEI")

OF THE FIRST PART,

AND:

CANADIAN SHIELD RESOURCES  INC., a company incorporated under the laws of the Province of Ontario and having an office at Suite 890, 151 Bloor Street West, Toronto, Ontario M5S 1S4

(hereinafter referred to as the "CSR")

OF THE SECOND PART.

1.

INTERPRETATION

1.01

In this Agreement the following words, phrases and expressions shall have the following meanings:

(a)

"Accounting Procedure" means the procedure attached to this Agreement as Appendix I.

(b)

"Affiliate" shall have the meaning attributed to it in the Canada Business Corporation Act, as amended.

(c)

"Assets" means all tangible and intangible goods, chattels, improvements or other items including, without limiting generality, land, buildings, and equipment but excluding the Property, acquired for or made to the Property under the Head Agreement or this Agreement in connection with the Mining Operations.

(d)

"Completion Date" means the date on which it is demonstrated to the satisfaction of the Management Committee that the preparing and equipping of the Mine for commercial production is complete.

(e)

"Construction" means every kind of work carried out during the Construction Period by the Operator in accordance with the Feasibility Report approved by the Management Committee.

(f)

"Construction Period" means, unless the Production Notice is subsequently withdrawn, the period beginning on the date a Production Notice is given and ending on the Completion Date.

(g)

"Costs" means, except as to Prior Exploration Costs, all items of outlay and expense whatsoever, direct or indirect, with respect to Mining Operations, recorded by the Operator in accordance with this Agreement.  Without limiting generality, the following categories of Costs shall have the following meanings:

(i)

"Construction Costs" means those Costs recorded by the Operator during the Construction Period, including, without limiting generality, the Operator's fee contemplated in article 11;

(ii)

"Exploration Costs" means those Costs recorded by  the Operator during the Exploration Period, including, without limiting generality, the Operator's fee contemplated in article 11;

(iii)

"Mine Costs" means Construction Costs and Operating Costs;

(iv)

"Operating Costs" means those Costs recorded by the Operator subsequent to the Completion Date, including, without limiting generality, the Operator's fee contemplated in article 11; and

(v)

"Prior Exploration Costs" means the deemed Expenditures of the parties under paragraph 7.09.

(h)

"Exploration Period" means the period beginning the Operative Date and ending the date an effective Production Notice is given.

(i)

"Feasibility Report" means that document or those documents consisting of reports, estimates, studies and comprehensive financial analyses prepared at the direction of the Management Committee and in such form and of such a standard as may be required by the Management Committee to examine the feasibility of bringing into commercial production any Mineral deposit on the Property and establishing and operating a Mine.

(j)

"Head Agreement" means the option agreement between PEI and CSR dated August 28, 2002;;

(k)

"Interest" means an undivided beneficial percentage interest in the Property, the Assets and any Mine, calculated, during the Exploration Period, according to article 7 and subsequent to the Exploration Period according to article 10.

(l)

"Joint Operation" shall have the meaning attributed to it in paragraph 2.01.

(m)

"Management Committee" means the committee established pursuant to article 4.

(n)

"Mine" means the workings established and Assets acquired, including, without limiting generality, development headings, plant and concentrator installations, infrastructure, housing, airport and other facilities in order to bring the Property into commercial production in accordance with the Production Notice.

(o)

"Minerals" means any and all ores (and concentrates derived therefrom) and minerals, precious and base, metallic and non-metallic, in, on or under the Property which may lawfully be explored for, mined and sold.

(p)

"Mining Operations" means every kind of work done by the Operator:

(i)

on or in respect of the Property in accordance with a Program or Production Notice; or

(ii)

if not provided for in a Program or Production Notice, unilaterally and in good faith to maintain the Property in good standing, to prevent waste or to otherwise discharge any obligation which is imposed upon it pursuant to this Agreement and in respect of which the Management Committee has not given it directions;

including, without limiting generality, investigating, prospecting, exploring, developing, property maintenance, preparing reports, estimates and studies, designing, equipping, improving, surveying, Construction and mining, milling, concentrating, rehabilitation, reclamation, and environmental protection.

(q)

"Net Proceeds of Production" shall have the meaning attributed to it in Appendix II.

(r)

"Operating Plan" means the annual plan of Mining Operations submitted pursuant to paragraph 14.02.

(s)

"Operative Date" means the date upon which this Agreement becomes effective.

(t)

"Operator" means the party appointed as the Operator in accordance with article 5.

(u)

"Ordinary Majority" means a decision made by the Management Committee by more than 50 percent of the votes represented and entitled to be cast at a meeting thereof.

(v)

"Participant" means a party that is contributing to Exploration Costs or Mine Costs, as the case may be.

(w)

"party" or "parties" means the parties to this Agreement and their respective successors and permitted assigns which become parties pursuant to this Agreement.

(x)

"Prime Rate" means the rate of interest stated by the Bank of Nova Scotia, Main Office, Calgary, Alberta as being charged by it on Canadian Dollar demand loans to its most creditworthy domestic commercial customers.

(y)

"Production Notice" means a notice which is given to each of the parties pursuant to paragraph 9.02.

(z)

"Program" means the work plan and budget of Mining Operations conducted during the Exploration Period and adopted pursuant to paragraph 7.02.

(aa)

"Property" means the mineral properties that become subject to this Agreement on the Operative Date, any additional mineral properties that become part of the Property pursuant to this Agreement, the Minerals thereon, all information obtained from Mining Operations and those rights and benefits appurtenant to the Property that are acquired for the purpose of conducting Mining Operations.

(bb)

"Proportionate Share" means that share which is equal to a party's percentage Interest.

(cc)

"Special Majority" means a decision made by the Management Committee by more than 75 percent of the votes represented and entitled to be cast at a meeting thereof.

(dd)

"$" means United States of America Dollars.

1.02

The words "article", "paragraph", "subparagraph", "herein" and "hereunder" refer to this Agreement.  The words "this Agreement" include every Schedule or Appendix attached hereto but exclude the Head Agreement.

1.03

The captions and the emphases of the defined terms have been inserted for convenience and do not define the scope of any provision.

2.

FORMATION OF THE JOINT VENTURE

2.01

The parties hereby agree to associate and participate in a joint operation (herein called the "Joint Operation") for the purpose of exploring the Property and, if deemed warranted, bringing the Property or a portion thereof into commercial production by establishing and operating a Mine.

2.02

Except as expressly provided in this Agreement, each party shall have the right independently to engage in and receive full benefits from business activities, whether or not competitive with the Joint Operation, without consulting any other party.  The doctrines of "corporate opportunity" or "business opportunity" shall not be applied to any other activity, venture or operation of any party and no party shall have any obligation to another party with respect to any opportunity to acquire any assets outside of the Property at any time, or within the Property after the termination of this Agreement.  Unless otherwise agreed in writing, no party shall have any obligation to mill, beneficiate or otherwise treat any Minerals or any other party's share of Minerals in any facility owned or controlled by such party.

3.

INTERESTS

3.01

Except as otherwise provided herein, the parties shall bear all Costs and all liabilities arising under this Agreement and shall own the Property, the Assets and any Mine all in proportion to their respective Interests.

3.02

Assuming that CSR elects exercise the First Option, as such term is defined in the Head Agreement, on the Operative Date, the respective Interests of the parties shall be as follows:

PEI

75%

CSR

25%

3.03

Assuming that CSR elects to fully exercise the Second Option, as such term is defined in the Head Agreement, on the Operative Date, the respective Interests of the parties shall be as follows:

PEI

50%

CSR

50%

3.04

Notwithstanding anything to the contrary contained in this Agreement, in the event that CSR elects to fully exercise the said Second Option, the Parties agree that the first exploration program to be undertaken by the Joint Venture shall be budgeted at $150,000 and CSR will contribute $100,000 and PEI will contribute $50,000.  Thereafter, all contributions shall be made in accordance with each parties Participating Interest, from time to time.

4.

MANAGEMENT COMMITTEE

4.01

A Management Committee shall be established on or forthwith after the Operative Date.  Except as herein otherwise provided, the Management Committee shall make all decisions in respect of Mining Operations.

4.02

Each party shall forthwith appoint one representative and one alternate representative to the Management Committee.  The alternate representative may act for a party's representative in his absence.

4.03

The Operator shall call a Management Committee meeting at least once every 12 months, and, in any event within 14 days of being requested to do so by any representative.

4.04

The Operator shall give notice, specifying the time and place of, and the agenda for, the meeting, to all representatives at least seven days before the time appointed for the meeting.

4.05

Notice of a meeting shall not be required if representatives of all the parties are present and unanimously agree upon the agenda.

4.06

A quorum for any Management Committee meeting shall be present if the representative or all the representatives of parties totalling not less than 50 percent in Interest are present.  If a quorum is present at the meeting, the Management Committee shall be competent to exercise all of the authorities, powers and discretions herein bestowed upon it hereunder.  The Management Committee shall not transact any business at a meeting unless a quorum is present at the commencement of the meeting.

4.07

The Management Committee shall decide every question submitted to it by a vote with each representative being entitled to cast that number of votes which is equal to its party's Interest percentage.  Other than as is expressly set out herein to the contrary, the Management Committee shall make decisions by Ordinary Majority.  In the event of a tied vote, the chairman shall not have a casting vote in addition to the votes to which the chairman is entitled to cast as the representative of a party.

4.08

The representative and alternate representative of the Operator shall be the chairman and secretary, respectively, of the Management Committee meeting.

4.09

The secretary of the Management Committee meeting shall take minutes of that meeting and circulate copies thereof to each representative.

4.10

The Management Committee may make decisions by obtaining the consent in writing of the representatives of all parties.  Any decision so made shall be as valid as a decision made at a duly called and held meeting of the Management Committee.

4.11

Management Committee decisions made in accordance with this Agreement shall be binding upon all of the parties.

4.12

Each party shall bear the expenses incurred by its representatives and alternate representatives in attending meetings of the Management Committee.

4.13

The Management Committee may, by agreement of the representatives of all the parties, establish such other rules of procedure, not inconsistent with this Agreement, as the Management Committee deems fit.

4.14

Reference in this section to the "parties" shall apply during the Exploration Period.  After the date of a Production Notice this section shall be read as if the word "Participant" appeared wherever the word "party" appears.

5.

OPERATOR

5.01

CSR shall act as Operator for so long as its Interest is 50% or more.  If CSR's Interest is less than 50%, the party with the highest Interest shall be the Operator.

5.02

The party acting as Operator may resign as Operator on at least 90 days' notice to all the parties.  The Management Committee shall thereupon select another party to be Operator upon the 90th day after receipt of the Operator's notice of resignation.

5.03

The party acting as Operator shall cease to be the Operator within five business days of its conduct being determined by arbitration as constituting gross negligence or wilful misconduct.  The said determination by arbitration shall be carried out pursuant to the procedure set out in article 14 of the Head Agreement which is incorporated in this paragraph 5.03 by this reference.

5.04

The new Operator shall assume all of the rights, duties, liabilities and status of the previous Operator as provided in this Agreement.  The new Operator shall have no obligation to hire any other employees of the former Operator resulting from this change of Operator.

5.05

Upon ceasing to be Operator, the former Operator shall forthwith deliver to the person nominated for that purpose by the Management Committee, the custody of all Assets, Property, books, records, and other property both real and personal relating to this Agreement.  If  the Operator resigns and no other party consents to act as Operator, the Joint Operation shall terminate and the provisions of paragraph 18 shall apply mutatis mutandis.

6.

RIGHTS, DUTIES AND STATUS OF OPERATOR

6.01

The Operator in its operations hereunder shall be deemed to be an independent contractor.  The Operator shall not act or hold itself out as agent for any of the parties nor make any commitments on their individual behalf unless specifically permitted by this Agreement or directed in writing by a party.

6.02

Subject to any specific provision of this Agreement and subject to it having the right to reject any direction on reasonable grounds by virtue of its status as an independent contractor, the Operator shall perform its duties hereunder in accordance with the directions of the Management Committee and in accordance with this Agreement.

6.03

The Operator shall manage and carry out such Mining Operations as the Management Committee may direct and in connection therewith shall, in advance if reasonably possible, notify the Management Committee of any change in Mining Operations which the Operator considers material and if it is not reasonably possible, the Operator shall notify the Management Committee as soon thereafter as is reasonably possible.

6.04

The Operator shall have the sole and exclusive right and authority to manage and carry out all Mining Operations and to incur the Costs required for that purpose.  In so doing the Operator shall, unless it obtains the approval of the Management Committee:

(a)

comply with the provisions of all agreements or instruments of title under which the Property or Assets are held;

(b)

pay all Costs properly incurred promptly as and when due;

(c)

keep the Property and Assets free of all liens and encumbrances (other than those, if any, in effect on the Operative Date, those the creation of which is permitted pursuant to this Agreement, or builder's or mechanic's liens) arising out of the Mining Operations and, in the event of any lien being filed as aforesaid, proceed with diligence to contest or discharge the same;

(d)

prosecute claims or, where a defence is available, defend litigation arising out of the Mining Operations, provided that any Participant may join in the prosecution or defence at its own expense;

(e)

subject to article 17, perform such assessment work or make payments in lieu thereof and pay such rentals, taxes or other payments and do all such other things as may be necessary to maintain the Property in good standing, including, without limiting generality, staking and restaking mining claims, and applying for licenses, leases, grants, concessions, permits, patents and other rights to and interests in the Minerals;

(f)

maintain accounts in accordance with the Accounting Procedure, provided that the judgement of the Operator as to matters related to the accounting, for which provision is not made in the Accounting Procedure, shall govern if the Operator's accounting practices are in accordance with accounting principles generally accepted in the mining industry in Canada;

(g)

perform its duties and obligations hereunder in a sound and workmanlike manner, in accordance with sound mining and engineering practices and in substantial compliance with all applicable federal, provincial, Territorial and municipal laws, by-laws, ordinances, rules and regulations and this Agreement; and

(h)

it shall submit draft Programs for each calendar year for consideration by the Management Committee by the December 31st preceding such calendar year.

7.

EXPLORATION PROGRAMS

7.01

Notwithstanding anything to the contrary contained in this Agreement, in the event that CSR elects to fully exercise the said Second Option, the Parties agree that the first exploration program to be undertaken by the Joint Venture shall be budgeted at $150,000 and CSR will contribute $100,000 and PEI will contribute $50,000.  Thereafter, all contributions shall be made in accordance with each parties Participating Interest, from time to time.

7.02

The Operator shall prepare draft Programs for consideration by the Management Committee.  The draft Program shall contain a statement in reasonable detail of the proposed Mining Operations and estimates of all Exploration Costs to be incurred.

7.03

The Management Committee shall review the Program prepared and, if it deems fit, adopt the Program with such modifications, if any, as the Management Committee deems necessary; PROVIDED HOWEVER that any modification to increase budgets for any Program by more than 10% of that proposed in the draft Program must be approved by Special Majority.  The Operator shall be entitled to an allowance for a Cost overrun of 10 percent in addition to any budgeted Exploration Costs and any Costs so incurred shall be deemed to be included in the Program, as adopted.

7.04

The Operator shall forthwith submit the adopted Program to the parties.  Each party may, within 30 days of receipt of the Program, give notice to the Operator committing to contribute its Proportionate Share of the Exploration Costs on that Program.  A party which fails to give that notice within the 30 day period shall be deemed to have elected not to contribute.

7.05

If any party elected not to contribute to a Program, the amounts to be contributed by the parties who elected to contribute shall be increased pro rata, subject to the right of any of them to elect not to contribute more than the amount initially committed pursuant to paragraph 7.04 hereof.

7.06

The Operator shall be entitled to invoice each Participant that has elected to contribute to a Program:

(a)

no more frequently than monthly, for its Proportionate Share of Exploration Costs incurred and paid by the Operator; or

(b)

reasonably in advance of requirements, for an advance of that Participant's Proportionate Share of Exploration Costs.  Each invoice shall be signed by some responsible official of the Operator.

Each Participant shall pay to the Operator the amount invoiced, within 30 days of receipt of the invoice.  If the payment or advance requested is not so made, the amount of the payment or advance shall bear interest calculated monthly not in advance of the 30th day after the date of receipt of the invoice thereof by the Participant at a rate equivalent to the weighted average Prime Rate for the month plus three percent until paid.  If a Participant protests the correctness of an invoice it shall nevertheless be required to make the payment.

7.07

If any Participant fails to pay its Proportionate Share within the 30-day period referred to in paragraph 7.06 the Operator may, by notice, demand payment.  If no payment, with accrued interest, is made within the period of 60 days next succeeding the receipt of the demand notice, that Participant shall be deemed to have forfeited all its right and Interest under this Agreement to the other Participants, if more than one then in proportion to their respective Interests.

7.08

The Operator shall expend all monies advanced by a Participant rateably with the advances of the other Participants.  If the Operator suspends or prematurely terminates a Program, any funds advanced by a Participant in excess of that Participant's Proportionate Share of Exploration Costs incurred prior to the suspension or premature termination shall be refunded forthwith.

7.09

If any Program is altered, suspended or terminated prematurely so that the Exploration Costs incurred on that Program as altered, suspended or terminated are less than 80 percent of the Exploration Costs originally proposed, any party which elected not to contribute to that Program shall be given notice of the alteration, suspension or termination by the Operator and shall be entitled to contribute its Proportionate Share of the Exploration Costs incurred on that Program by payment thereof to the Operator within 30 days after receipt of the notice. If payment is not made by that party within the 30 days aforesaid it shall forfeit its right to contribute to that Program without a demand for payment being required to be made thereafter by the Management Committee.

7.10

If a party elected not to contribute to the Exploration Costs of any Program the Interest of that party shall be decreased and the Interest of each Participant contributing in excess of its Proportionate Share of the Exploration Costs shall be increased so that, subject to paragraph 7.10, at all times during the Exploration Period the Interest of each party will be that percentage which is equivalent to its Exploration Costs and Prior Exploration Costs expressed as a percentage of the Exploration Costs and Prior Exploration Costs of all parties.  Notwithstanding the foregoing but subject to paragraph 7.11 hereof, the party whose Interest has been reduced shall be entitled to receive details of and to contribute to future Programs to the extent of its then Interest.

7.11

(a)

On the Operative Date referred to in paragraph 3.02 hereof, the parties' respective deemed Interests and Prior Exploration Costs shall be as follows:

Prior Exploration Costs

Interest

                      PEI

$50,000

50%

                      CSR

$50,000

50%

(b)

On the Operative Date referred to in paragraph 3.02 hereof, and subject to paragraphs 3.04 and 7.01 hereof, the parties' respective deemed Interests and Prior Exploration Costs shall be as follows:

Prior Exploration Costs

Interest

                      PEI

$200,000

50%

                      CSR

$200,000

50%

7.12

If the effect of the application of paragraph 7.10 is to reduce the Interest of any party to less than 10%, such party shall then be deemed to have assigned and conveyed its Interest to the Participants, if more than one then in proportion to their respective Interests, and shall be entitled to receive as its sole remuneration and benefit in consideration of that assignment and conveyance, by way of royalty, 10% of Net Proceeds of Production.  The maximum percentage of Net Proceeds of Production that shall be payable to one or more non-Participant(s) pursuant to this paragraph 7.11 shall not exceed 10%.

8.

FEASIBILITY REPORT

8.01

A Feasibility Report shall only be prepared with the approval of the Management Committee. The Operator shall provide copies of the completed Feasibility Report to each of the parties forthwith upon receipt.

8.02

The parties shall meet at reasonable intervals and times to review the Feasibility Report and discuss whether the establishing and bringing of a Mine into commercial production in conformity with the Feasibility Report is feasible or desirable.

9.

PRODUCTION NOTICE

9.01

The Operator shall call a Management Committee meeting to consider the Feasibility Report for a date no sooner than six months after the Feasibility Report was provided to each of the parties.

9.02

The Management Committee shall consider the Feasibility Report prepared and may by Special Majority approve the Feasibility Report, with such modifications, if any, as it considers necessary or desirable.  If a Feasibility Report is approved as aforesaid the Management Committee shall forthwith cause a Production Notice to be given to each of the parties by the Operator stating that the Management Committee intends to establish and bring a Mine into production in conformity with the Feasibility Report as so approved.

10.

ELECTION TO CONTRIBUTE

10.01

Each party with an Interest may, within 120 days of the receipt of the Production Notice, give the Operator notice committing to contribute its share of Mine Costs.

10.02

If any party fails to give notice pursuant to paragraph 10.01, that party shall forfeit the right to contribute to Mine Costs  and shall suffer dilution and conversion of its Interest as provided in this paragraph.  Those parties which elected to contribute as aforesaid may thereupon elect to increase their contribution to the Mine Costs, if more than one party then in proportion to their respective Interests, by the amount which any party has declined to contribute.  If elections are made so that Mine Costs are fully committed:

(a)

the Interest of each Participant shall be increased and that of each non-Participant shall be decreased so that the Interest of each party at all times is that percentage which is equivalent to

(i)

the sum of its Exploration Costs, its Prior Exploration Costs and its contribution to Mine Costs;

divided by

(ii)

the sum of the total Exploration Costs, total Prior Exploration Costs and the total Mine Costs of all the parties;

multiplied by

(iii)

100;

(b)

each non-Participant shall then be deemed to have assigned and conveyed its Interest to the Participants, if more than one then in proportion to their respective Interests, and shall be entitled to receive as its sole remuneration and benefit in consideration of that assignment and conveyance, by way of royalty, that percentage of the Net Proceeds of Production as and when available, which is equivalent to its Interest;

(c)

each Participant shall severally calculate and cause to be paid to each non-Participant any Net Proceeds of Production derived from the Property in the manner provided in Appendix II; and

(d)

notwithstanding the provisions of subparagraphs 10.02(b) and (c), if the effect of the application of subparagraph 10.02(a) reduces any party's Interest to less than one percent it shall forfeit its Interest to the Participants, if more than one then in proportion to their respective Interests, and that party shall have no further right or Interest under this Agreement.

10.03

If, after the operation of paragraph 10.02, Mine Costs are not fully committed the Production Notice shall be deemed to be withdrawn.

11.

OPERATOR'S FEE

11.01

The Operator may charge the following sums in return for its head office overhead functions which are not charged directly:

(a)

with respect to Programs:

(i)

two percent for each individual contract which includes an overhead charge by the party contracted;

(ii)

five percent for each individual contract which exceeds $50,000 and is not subject to clause 11.01(a)(i) hereof;

(iii)

10 percent of all other Costs not included in clauses 11.01(a)(i) and 11.01(a)(ii).

(b)

with respect to Mine development and Construction: two percent of all other such Costs;

(c)

subsequent to the Completion Date: one percent of all Operating Costs.

12.

MINE FINANCING

12.01

The contributions of the Participants toward the Mine Costs shall be individually and separately provided by them.

12.02

Any party may pledge, mortgage, charge or otherwise encumber its Interest in order to secure moneys borrowed and used by that party for the sole purpose of enabling it to finance its participation under this Agreement or in order to secure by way of floating charge as a part of the general corporate assets of that party moneys borrowed for its general corporate purposes, provided that the pledgee, mortgagee, holder of the charge or encumbrance (in this subsection called the "Chargee") shall hold the same subject to the provisions of this Agreement and that if the Chargee realizes upon any of its security it will comply with this Agreement.  The Agreement between the party hereto, as borrower, and the Chargee shall contain specific provisions to the same effect as the provisions of this paragraph.

13.

CONSTRUCTION

13.01

Subject to paragraphs 10.02 and 10.03 the Management Committee shall cause the Operator to, and the Operator shall, proceed with Construction with all reasonable dispatch after a Production Notice has been given.  Construction shall be substantially in accordance with the Feasibility Report subject to any variations proposed in the Production Notice, and subject also to the right of the Management Committee to cause such other reasonable variations in Construction to be made as the Management Committee deems advisable.

14.

OPERATION OF THE MINE

14.01

Commencing on the Completion Date, all Mining Operations shall be planned and conducted and all estimates, reports and statements shall be prepared and made on the basis of a calendar year.

14.02

With the exception of the year in which the Completion Date occurs, an Operating Plan for each calendar year shall be submitted by the Operator to the Participants not later than September 30 in the year immediately preceding the calendar year to which the Operating Plan relates.  Each Operating Plan shall contain the following:

(a)

a plan for the proposed Mining Operations;

(b)

a detailed estimate of all Mine Costs plus a reasonable allowance for contingencies;

(c)

an estimate of the quantity and quality of the ore to be mined and the concentrates or metals to be produced; and

(d)

such other facts as may be necessary to reasonably illustrate the results intended to be achieved by the Operating Plan.  Upon request of any Participant the Operator shall meet with that Participant to discuss the Operating Plan and shall provide such additional or supplemental information as that Participant may reasonably require with respect thereto.

14.03

The Management Committee shall adopt each Operating Plan, with such changes as it deems necessary, by October 31 in the year immediately preceding the calendar year to which the Operating Plan relates; provided, however, that the Management Committee may from time to time and any time amend any Operating Plan.

14.04

The Operator shall be entitled to include in the estimate of Mine Costs referred to in subparagraph 14.02(b) hereof the reasonably estimated costs of satisfying continuing obligations that may remain after this Agreement terminates, in excess of amounts actually expended.  Such continuing obligations are or will be incurred as a result of the Joint Operation and shall include such things as monitoring, stabilization, reclamation or restoration obligations, severance and other employee benefit costs and all other obligation incurred or imposed as a result of the Joint Operation which continue or arise after termination of this Agreement and settlement of all accounts.  The amount accrued from time to time for the satisfaction of such continuing obligations shall be classified as Costs hereunder but shall be segregated into a separate account.

15.

PAYMENT OF MINE COSTS

15.01

The Operator may invoice each Participant, from time to time, for that Participant's Proportionate Share of Mine Costs incurred to the date of the invoice, or at the beginning of each month for an advance equal to that Participant's Proportionate Share of the estimated cash disbursements to be made during the month.  Each Participant shall pay its Proportionate Share of the Mine Costs or the estimated cash disbursements aforesaid to the Operator within 30 days after receipt of the invoice.  If the payment or advance requested is not so made, the amount of the payment or advance shall bear interest calculated monthly not in advance from the 30th day after the date of receipt of the invoice thereof by that Participant at a rate equivalent to the weighted average Prime Rate for the month plus two percent until paid.  The Operator shall have a lien on each Participant's Interest in order to secure that payment or advance together with interest which has accrued thereon.

15.02

If any Participant fails to pay an invoice contemplated in paragraph 15.01 within the 30-day period aforesaid, the Operator may, by notice, demand payment.  If no payment is made within 30 days of the Operator's demand notice, the Operator may, without limiting its other rights at law, enforce the lien created by paragraph 15.01 by taking possession of all or any part of that Participant's Interest.  The Operator may sell and dispose of the Interest which it has so taken into its possession by:

(a)

first offering that Interest to the other Participants, if more than one then in proportion to the respective Interests of the Participants who wish to accept that offer, for that price which is the fair market value stated in the lower of two appraisals obtained by the Operator from independent, well recognized appraisers competent in the appraisal of mining properties; and

(b)

if the Participants have not purchased all or part of that Interest as aforesaid, then by selling the balance, if any, either in whole or in part or in separate parcels at public auction or by private tender (the Participants being entitled to bid) at a time and on whatever terms the Operator shall arrange, having first given notice to the defaulting Participant of the time and place of the sale.

As a condition of the sale as contemplated in subparagraph 15.02(b), the purchaser shall agree to be bound by this Agreement and, prior to acquiring the Interest, shall deliver notice to that effect to the parties, in form acceptable to the Operator.  The proceeds of the sale shall be applied by the Operator in payment of the amount due from the defaulting Participant and interest as aforesaid, and the balance remaining, if any, shall be paid to the defaulting Participant after deducting reasonable costs of the sale.  Any sale or disposal made as aforesaid shall be a perpetual bar both at law and in equity by the defaulting Participant and its successors and assigns against all other Participants.

16.

DISTRIBUTION IN KIND

16.01

It is expressly intended that, upon implementation of any Production Notice hereunder, the association of the parties hereto shall be limited to the efficient production of Minerals from the Property and that each of the parties shall be entitled to use, dispose of or otherwise deal with its Proportionate Share of Minerals as it sees fit.  Each Participant shall take in kind, f.o.b. truck or railcar on the Property, and separately dispose of its Proportionate Share of the Minerals produced from the Mine.   Extra costs and expenses incurred by reason of the Participants taking in kind and making separate dispositions shall be paid by each Participant directly and not through the Operator or Management Committee.

16.02

Each Participant shall construct, operate and maintain, all at its own cost and expense, any and all facilities which may be necessary to receive and store and dispose of its Proportionate Share of the Minerals at the rate the same are produced.

16.03

If a Participant has not made the necessary arrangements to take in kind and store its share of production as aforesaid the Operator shall, at the sole cost and risk of that Participant’s store, in any location where it will not interfere with Mining Operations, the production owned by that Participant.  The Operator and the other parties shall be under no responsibility with respect thereto.  All of the Costs involved in arranging and providing storage shall be billed directly to, and be the sole responsibility of the Participant whose share of production is so stored.  The Operator's charges for such assistance and any other related matters shall be billed directly to and be the sole responsibility of the Participant.  All such billings shall be subject to the provisions of paragraphs 15.01 and 15.02 hereof.

17.

SURRENDER OF INTEREST

17.01

Any party may, at any time upon notice, surrender its entire Interest to the other parties by giving those parties notice of surrender.

The notice of surrender shall:

(a)

indicate a date for surrender not less than three months after the date on which the notice is given; and

(b)

contain an undertaking that the surrendering party will:

(i)

satisfy its Proportionate Share, based on its then Interest, of all obligations and liabilities which arose at any time prior to the date of surrender;

(ii)

if the Operator has not included in Mine Costs the costs of continuing obligations as set out in paragraph 14.04 hereof, pay on the date of surrender its reasonably estimated Proportionate Share, based on the surrendering party's then Interest, of the Costs of rehabilitating the Mine site and of reclamation as at the date of surrender; and

(iii)

will hold in confidence, for a period of two years from the date of surrender, all information and data which it acquired pursuant to this Agreement.

17.02

Upon the surrender of its entire Interest as contemplated in paragraph 17.01 and upon delivery of a release in writing, in form acceptable to counsel for the Operator, releasing the other parties from all claims and demands hereunder, the surrendering party shall be relieved of all obligations or liabilities hereunder except for those which arose or accrued or were accruing due on or before the date of the surrender.

17.03

A party to whom a notice of surrender has been given as contemplated in paragraph 17.01 may elect, by notice within 90 days to the party which first gave the notice to accept the surrender, in which case paragraphs 17.01 and 17.02 shall apply, or to join in the surrender.  If all of the parties join in the surrender the Joint Operation shall be terminated in accordance with article 18.

18.

TERMINATION OF MINING OPERATIONS

18.01

The Operator may, at any time subsequent to the Completion Date, on at least 30 days notice to all Participants, recommend that the Management Committee approve that the Mining Operations be suspended.  The Operator's recommendation shall include a plan and budget (in this article 18 called the "Mine Maintenance Plan"), in reasonable detail, of the activities to be performed to maintain the Assets and Property during the period of suspension and the Costs to be incurred.  The Management Committee may, at any time subsequent to the Completion Date, cause the Operator to suspend Mining Operations in accordance with the Operator's recommendation with such changes to the Mine Maintenance Plan as the Management Committee deems necessary.  The Participants shall be committed to contribute their Proportionate Share of the Costs incurred in connection with the Mine Maintenance Plan.  The Management Committee may cause Mining Operations to be resumed at any time.

18.02

The Operator may, at any time following a period of at least 90 days during which Mining Operations have been suspended, upon at least 30 days notice to all Participants, or in the events described in paragraph 18.01, recommend that the Management Committee approve the permanent termination of Mining Operations.  The Operator's recommendation shall include a plan and budget (in this article 18 called the "Mine Closure Plan"), in reasonable detail, of the activities to be performed to close the Mine and reclaim the Property.  The Management Committee may, by unanimous approval of the representatives of all Participants, approve the Operator's recommendation with such changes to the Mine Closure Plan as the Management Committee deems necessary.

18.03

If the Management Committee approves the Operator's recommendation as aforesaid, it shall cause the Operator to:

(a)

implement the Mine Closure Plan, whereupon the Participants shall be committed to pay, in proportion to their respective Interests, such Costs as may be required to implement that Mine Closure Plan;

(b)

remove, sell and dispose of such Assets as may reasonably be removed and disposed of profitably and such other Assets as the Operator may be required to remove pursuant to applicable environmental and mining laws; and

(c)

sell, abandon or otherwise dispose of the Property.

The disposal price for the Assets and the Property shall be the best price obtainable and the net revenues, if any, from the removal and sale shall be credited to the Participants in proportion to their respective Interests.

18.04

If the Management Committee does not approve the Operator's recommendation contemplated in paragraph 18.02, the Operator shall maintain Mining Operations in accordance with the Mine Maintenance Plan as pursuant to paragraph 18.01.

19.

THE PROPERTY

19.01

Title to the Property shall be held in the name of the Operator in trust for the parties in proportion to their Interests as adjusted from time to time.  Each of the parties shall have the right to receive, forthwith upon making demand therefor from the Operator, such documents as it may reasonably require to confirm its Interest.

20.

AREA OF COMMON INTEREST

20.01

The area of common interest shall be deemed to comprise that area which is included within 25 km of the outermost boundary of the mineral properties which constitute the Property as at the Operative Date.

20.02

Except as to renewals or improvements in title to mineral claims or mineral rights held by a party prior to the Operative Date which have not been added to the Property, if at any time during the subsistence of this Agreement any party (in this section only called the "Acquiring Party") stakes or otherwise acquires, directly or indirectly, any right to or interest in any mining claim, licence, lease, grant, concession, permit, patent, or other mineral property located wholly or partly within the area of interest referred to in subparagraph 20.01 the Acquiring Party shall forthwith give notice to the other parties of that staking or acquisition, the total cost thereof and all details in the possession of that party with respect to the details of the acquisition, the nature of the property and the known mineralization.

20.03

Each other party may, within 30 days of receipt of the Acquiring Party's notice, elect, by notice to the Acquiring Party, to require that the mineral properties and the right or interest acquired be included in and thereafter form part of the Property for all purposes of this Agreement.

20.04

If the election aforesaid is made, all the other parties shall reimburse the Acquiring Party for that portion of the cost of acquisition which is equivalent to their respective Interests.

20.05

If no other party makes the election aforesaid within that period of 30 days, the right or interest acquired shall not form part of the Property and the Acquiring Party shall be solely entitled thereto.

20.06

Notwithstanding subparagraph 6.04(e), the Operator shall be entitled, at any time and from time to time to surrender all or any part of the Property or to permit the same to lapse, but only upon first either obtaining the unanimous consent of the Management Committee, or giving 60 days notice of its intention to do so to the other parties.  In this latter event, the parties, other than the Operator, shall be entitled to receive from the Operator, on request prior to the date of the surrender or lapse, a conveyance of that portion of the Property  intended for surrender or lapse, together with copies of any plans, assay maps, diamond drill records and factual engineering data in the Operator's possession and relevant thereto.  Any part of the Property so acquired shall cease to be subject to this Agreement and shall not be subject to paragraph 20.02.  Any part of the Property which has not been so acquired by any of the parties shall remain subject to paragraph 20.02.

21.

INFORMATION AND DATA

21.01

At all times during the subsistence of this Agreement the duly authorized representatives of each Participant shall, at its and their sole risk and expense and at reasonable intervals and times, have access to the Property and to all technical records and other factual engineering data and information relating to the Property which is in the possession of the Operator.

21.02

During the Exploration Period while Programs are being carried out, the Operator shall furnish the Participants with quarterly progress reports and with a final report on conclusion of each Program.  The final report shall show the Mining Operations performed and the results obtained and shall be accompanied by a statement of Costs and copies of pertinent plans, assay maps, diamond drill records and other factual engineering data.  During the Construction Period the Operator shall provide quarterly progress reports to the Participants, which report shall include information on any changes or developments affecting the Mine that the Operator considers are material.

21.03

All information and data concerning or derived from the Mining Operations shall be kept confidential and, except to the extent required by law or by regulation of any Securities Commission or Stock Exchange, shall not be disclosed to any person other than an Affiliate without the prior consent of all the Participants, which consent shall not unreasonably be withheld.

21.04

The text of any news releases or other public statements which a party desires to make with respect to the Property shall be made available to the other parties prior to publication and the other parties shall have the right to make suggestions for changes therein.

22.

LIABILITY OF THE OPERATOR

22.01

Subject to paragraph 22.02, each party shall indemnify and save the Operator harmless from and against any loss, liability, claim, demand, damage, expense, injury or death (including, without limiting the generality of the foregoing, legal fees) resulting from any acts or omissions of the Operator or its officers, employees or agents.

22.02

Notwithstanding paragraph 22.01, the Operator shall not be indemnified nor held harmless by any of the parties for any loss, liability, claim, damage, expense, injury or death, (including, without limiting the generality of the foregoing, legal fees) resulting from the negligence or willful misconduct of the Operator or its officers, employees or agents.

22.03

An act or omission of the Operator or its officers, employees or agents done or omitted to be done:

(a)

at the direction, or within the scope of the direction, of the Management Committee; or

(b)

with the concurrence of the Management Committee; or

(c)

unilaterally and in good faith by the Operator to protect life or property;

shall be deemed not to be negligence or willful misconduct.

22.04

The obligation of the other parties to indemnify and save the Operator harmless pursuant to paragraph 22.01 shall be in proportion to its Interest as at the date that the loss, liability, claim, demand, damage, expense, injury or death occurred or arose.

22.05

The Operator shall not be liable to any other party nor shall any party be liable to the Operator in contract, tort or otherwise for special or consequential damages, including, without limiting the generality of the foregoing, loss of profits or revenues.

23.

INSURANCE

23.01

Commencing on the Operative Date, the Management Committee shall cause the Operator to place and maintain with a reputable insurer or insurers such insurance, if any, as the Management Committee in its discretion deems advisable in order to protect the parties together with such other insurance as any Participant may by notice reasonably request.  The Operator shall, upon the written request of any Participant, provide it with evidence of that insurance.

23.02

Paragraph 23.01 shall not preclude any party from placing, for its own account insurance for greater or other coverage than that placed by the Operator.

24.

RELATIONSHIP OF PARTIES

24.01

The rights, duties, obligations and liabilities of the parties shall be several and not joint nor joint and several, it being the express purpose and intention of the parties that their respective Interests shall be held as tenants in common.

24.02

Nothing herein contained shall be construed as creating a partnership of any kind or as imposing upon any party any partnership duty, obligation or liability to any other party hereto.

24.03

No party shall, except when required by this Agreement or by any law, by-law, ordinance, rule, order or regulation, use, suffer or permit to be used, directly or indirectly, the name of any other party for any purpose related to the Property.

25.

PARTITION

25.01

Each of the parties hereto waives, during the term of this Agreement, any right to partition of the Property or the Assets or any part thereof and no party shall seek to be entitled to partition of the Property or the Assets whether by way of physical partition, judicial sale or otherwise during the term of this Agreement.

26.

TAXATION

26.01

All Costs incurred hereunder shall be for the account of the party or parties making or incurring the same, if more than one then in proportion to their respective Interests, and each party on whose behalf any Costs have been incurred shall be entitled to claim all tax benefits, write-offs, and deductions with respect thereto.

27.

FORCE MAJEURE

27.01

Notwithstanding anything herein contained to the contrary, if any Participant is prevented from or delayed in performing any obligation under this Agreement, and such failure is occasioned by any cause beyond its reasonable control, excluding only lack of finances, then, subject to paragraph 27.02, the time for the observance of the condition or performance of the obligation in question shall be extended for a period equivalent to the total period the cause of the prevention or delay persists or remains in effect regardless of the length of such total period.

27.02

Any party hereto claiming suspension of its obligations as aforesaid shall promptly notify the other parties to that effect and shall take all reasonable steps to remove or remedy the cause and effect  of the force majeure described in the said notice insofar as it is reasonably able so to do and as soon as possible; provided that the terms of settlement of any labour disturbance or dispute, strike or lockout shall be wholly in the discretion of the party claiming suspension of its obligations by reason thereof; and that party shall not be required to accede to the demands of its opponents in any such labour disturbance or dispute, strike, or lockout solely to remedy or remove the force majeure thereby constituted.

27.03

The extension of time for the observance of conditions or performance of obligations as a result of force majeure shall not relieve the Operator from its obligations to keep the Property in good standing.

28.

NOTICE

28.01

Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or if mailed by registered air mail or by fax, addressed as follows:

In the case of PEI:

Planet Exploration Inc.

Suite 700, 407 – 2nd Street S.W.

Calgary, Alberta

T2P 2Y3

Attention: Ranjeet Sundher, President

Facsimile No.:  (403)  237-5816

In the case of CSR:

Canadian Shield Resources Inc.

Suite 890, 151 Bloor Street West

Toronto, Ontario

M5S 1S4

Attention:  Lynda Bloom, President

Facsimile No.: (416) 927-1222

and any such notice given as aforesaid shall be deemed to have been given to the parties hereto if delivered, when delivered, or if mailed, on the tenth business day following the date of mailing, or, if faxed, on the next succeeding day following the faxing thereof PROVIDED HOWEVER that during the period of any postal interruption in either the country of mailing or the country of delivery, any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same.  Any party may from time to time by notice in writing change its address for the purpose of this paragraph.

29.

WAIVER

29.01

No waiver of any breach of this Agreement shall be binding unless evidenced in writing executed by the party against whom charged.  Any waiver shall extend only to the particular breach so waived and shall not limit any rights with respect to any future breach.

30.

AMENDMENTS

30.01

Except for those provisions, if any, of the Head Agreement specifically incorporated herein by reference, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.  An amendment or variation of this Agreement shall only be binding upon a party if evidenced in writing executed by that party.

31.

TERM

31.01

Unless earlier terminated by agreement of all parties having an Interest or as a result of one party acquiring a 100 percent Interest and a 100 percent interest in the Net Proceeds of Production, the Joint Venture Operation and this Agreement shall remain in full force and effect for so long as any party has any right, title or interest in the Property.  Termination of the Agreement shall not, however, relieve any party from any obligations theretofore accrued but unsatisfied, nor from its obligations with respect to rehabilitation of the Mine site and reclamation.

32.

TIME OF ESSENCE

32.01

Time is of the essence of this Agreement.

33.

ASSIGNMENT - RIGHT OF FIRST REFUSAL

33.01

If a Participant (hereinafter referred to as the "Owner") should receive a bona fide offer from an independent third party (the "Proposed Purchaser") dealing at arm's length with the Owner to purchase all or substantially all of the Owner's Interest or its interest in this Agreement (which for certainty shall include the Owner's right to receive Net Proceeds of Production), which offer the Owner desires to accept, or if the Owner intends to sell all or substantially all of its Interest or this Agreement, the Owner shall first offer (the "Offer") such interest in writing to the other Participants upon terms no less favourable than those offered by the Proposed Purchaser or intended to be offered by the Owner, as the case may be.  The Offer shall specify the price and terms and conditions of such sale, the name of the Proposed Purchaser (which term shall, in the case of an intended offer by the Owner, mean the person or persons to whom the Owner intends to offer its interest) and, if the offer received by the Owner from the Proposed Purchaser provides for any consideration payable to the Owner otherwise than in cash, the Offer shall include the Owner's good faith estimate of the cash equivalent of the non-cash consideration.  If within a period of 60 days of the receipt of the Offer, the other Participants notify the Owner in writing that one or both of them will accept the same, the Owner shall be bound to sell such interest to the other Participant(s) (subject as hereinafter provided with respect to price) on the terms and conditions of the Offer.  If the Offer so accepted by the other Participant(s) contains the Owner's good faith estimate of the cash equivalent consideration as aforesaid, and if the other Participant(s) disagrees with the Owner's best estimate, the other Participant(s) shall so notify the Owner at the time of acceptance and the other Participant(s) shall, in such notice, specify what it considers, in good faith, the fair cash equivalent to be and the resulting total purchase price.  If the other Participant(s) so notifies the Owner, the acceptance by the other Participant(s) shall be effective and binding upon the Owner and the other Participant(s) and the cash equivalent of any such non-cash consideration shall be determined by binding arbitration under the Commercial Arbitration Act (British Columbia) and shall be payable by the other Participant(s), subject to prepayment as hereinafter provided, within 60 days following its determination by arbitration.  The other Participant(s) shall in such case pay to the Owner, against receipt of an absolute transfer of clear and unencumbered title to the interest of the Owner being sold, the total purchase price which it specified in its notice to the Owner and such amount shall be credited to the amount determined following arbitration of the cash equivalent of any non-cash consideration.  If the other Participant(s) fails to notify the Owner before the expiration of the time limited therefor that it will purchase the interest offered, the Owner may sell and transfer such interest to the Proposed Purchaser at the price and on the terms and conditions specified in the Offer for a period of 60 days, provided that the terms of this paragraph shall again apply to such interest if the sale to the Proposed Purchaser is not completed within the said 60 days.  Any sale hereunder shall be conditional upon the Proposed Purchaser delivering a written undertaking to the other Participants, in form and content satisfactory to their respective counsel, to be bound by the terms and conditions of this Agreement.

33.02

Any Participant may at any time assign, transfer or otherwise dispose of all or part of its Interest to an Affiliate upon delivery to the non-assigning Participant:

(a)

a counterpart of this agreement executed by the Affiliate; and

(b)

the covenant of the assigning Participant with and to the non-assigning Participant to be jointly and severally liable for the obligations of the Affiliate;

PROVIDED THAT any such assignment shall be void and of no effect upon the Affiliate ceasing to be an Affiliate of the assigning Participant, in which event the assigning Affiliate shall be credited with all Costs incurred by the Affiliate.

34.

SUCCESSORS AND ASSIGNS

34.01

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

35.

GOVERNING LAW

35.01

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta.

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the day and year first above written.

PLANET EXPLORATION INC.

Per: ________________________

Authorized Signing Officer

CANADIAN SHIELD RESOURCES INC.

Per: ________________________

Authorized Signing Officer

This is page 24 of that certain agreement dated January 20, 2003 between Planet Exploration Inc. of the first part and Canadian Shield Resources Inc. of the second part.

APPENDIX I

TO THAT CERTAIN AGREEMENT MADE AS OF THE 20th DAY OF JANUARY, 2003 BETWEEN PLANET EXPLORATION INC. OF THE FIRST PART AND CANADIAN SHIELD RESOURCES  INC.

ACCOUNTING PROCEDURE

1.

INTERPRETATION

1.01

In this Appendix the following words, phrases and expressions shall have the following meanings:

(a)

"Agreement" means the Agreement to which this Accounting Procedure is attached as Appendix I.

(b)

"Count" means a physical inventory count.

(c)

"Employee" means those employees of the Operator who are assigned to and directly engaged in the conduct of Mining Operations, whether on a full-time or part-time basis.

(d)

"Employee Benefits" means the Operator's cost of holiday, vacation, sickness, disability benefits, field bonuses, amounts paid to and the Operator's costs of established plans for employee's group life insurance, hospitalization, pension, retirement and other customary plans maintained for the benefit of Employees and Personnel, as the case may be, which costs may be charged as a percentage assessment on the salaries and wages of Employees or Personnel, as the case may be, on a basis consistent with the Operator's cost experience.

(e)

"Field Offices" means the necessary sub-office or sub-offices in each place where a Program or Construction is being conducted or a Mine is being operated.

(f)

"Government Contributions" means the cost or contributions made by the Operator pursuant to assessments imposed by governmental authority which are applicable to the salaries or wages of Employees or Personnel, as the case may be.

(g)

"Joint Account" means the books of account maintained by the Operator to record all costs, expenses, credits and other transactions arising out of or in connection with the Mining Operations.

(h)

"Material" means the personal property, equipment and supplies acquired or held, at the direction or with the approval of the Management Committee, for use in the Mining Operations and, without limiting the generality, more particularly "Controllable Material" means such Material which is ordinarily classified as Controllable Material, as that classification is determined or approved by the Management Committee, and controlled in mining operations.

(i)

"Personnel" means those management, supervisory, administrative, clerical or other personnel of the Operator normally associated with the Supervision Offices whose salaries and wages are charged directly to the Supervision Office in question.

(j)

"Reasonable Expenses" means the reasonable expenses of Employees or Personnel, as the case may be, for which those Employees or Personnel may be reimbursed under the Operator's usual expense account practice; including without limiting generality, any relocation expenses necessarily incurred in order to properly staff the Mining Operations if the relocation is approved by the Management Committee.

(k)

"Supervision Offices" means the Operator's offices or department within the Operator's offices from which the Mining Operations are generally supervised.

2.

STATEMENTS AND BILLINGS

2.01

The Operator shall, by invoice, charge each Participant with its Proportionate Share of Exploration Costs and Mine Costs in the manner provided in sections 7 and 15 of the Agreement respectively.

2.02

The Operator shall deliver, with each invoice rendered for Costs incurred a statement indicating:

(a)

all charges or credits to the Joint Account relating to Controllable Material in detail; and

(b)

all other charges and credits to the Joint Account summarized by appropriate classification indicative of the nature of the charges and credits.

2.03

The Operator shall deliver with each invoice for an advance of Costs a statement indicating:

(a)

the estimated Exploration Costs or, in the case of Mine Costs, the estimated cash disbursements, to be made during the next succeeding month;

(b)

the addition thereto or subtraction therefrom, as the case may be, made in respect of Exploration Costs or Mine Costs actually having been incurred in an amount greater or lesser than the advance which was made by each Participant for the penultimate month preceding the month of the invoice; and

(c)

the advances made by each Participant to date and the Exploration Costs or Mine Costs incurred to the end of the penultimate month preceding the month of the invoice.

3.

DIRECT CHARGES

3.01

The Operator shall charge the Joint Account with the following items:

(a)

Contractor's Charges:

All proper costs relative to the Mining Operations incurred under contracts entered into by the Operator with third parties.

(b)

Labour Charges:

(i)

The salaries and wages of Employees in an amount calculated by taking the full salary or wage of each Employee multiplied by that fraction which has as its numerator the total time for the month that the Employees were directly engaged in the conduct of Mining Operations and as its denominator the total normal working time for the month of the Employee;

(ii)

the Reasonable Expenses of the Employees; and

(iii)

Employee Benefits and Government Contributions in respect of the Employees in an amount proportionate to the charge made to the Joint Account in respect to their salaries and wages.

(c)

Office Maintenance:

(i)

The cost or a pro rata portion of the costs, as the case may be, of maintaining and operating the Offices.  The basis for charging the Joint Account for Office maintenance costs shall be as follows:

(A)

the expense of maintaining and operating Field Offices, less any revenue therefrom; and

(B)

that portion of maintaining and operating the Supervision Offices which is equal to

(1)

the anticipated total operating expenses of the Supervision Offices divided by

(2)

the anticipated total staff man days for the Employees whether in connection with the Mining Operations or not;

multiplied by

(3)

the actual total time spent on the Mining Operations by the Employee expressed in man days.

(ii)

Without limited generality, the anticipated total operating expenses of the Supervision Offices shall include:

(A)

the salaries and wages of the Operator's Personnel which have been directly charged to those Offices;

(B)

the Reasonable Expense of the Personnel; and

(C)

Employee Benefits

(iii)

The Operator shall make an adjustment in respect of the Office Maintenance cost forthwith after the end of each Operating Year upon having determined the actual operating expenses and actual total staff man days referred to in clause 3.01(c)(i)(B) of this Appendix I.

(d)

Material:

Material purchased or furnished by the Operator for use on a Property as provided under section 6 of this Appendix I.

(e)

Transportation Charges:

The cost of transporting Employees and Material necessary for the Mining Operations.

(f)

Service Charges:

(i)

The cost of services and utilities procured from outside sources other than services covered by paragraph 3.01(h).  The cost of consultant services shall not be charged to the Joint Account unless the retaining of the consultant is approved in advance by the Management Committee; and

(ii)

Use and service of equipment and facilities furnished by the Operator as provided in subsection 4.05 of this Appendix I.

(g)

Damages and Losses to Joint Property:

All costs necessary for the repair or replacement of Assets made necessary because of damages or losses by fire, flood, storms, theft, accident or other cause.  The Operator shall furnish each Participant with written particulars of the damages or losses incurred as soon as practicable after the damage or loss has been discovered.  The proceeds, if any, received on claims against any policies of insurance in respect of those damages or losses shall be credited to the Joint Account.

(h)

Legal Expense:

All costs of handling, investigating and settling litigation or recovering the Assets, including, without limiting generality, attorney's fees, court costs, costs of investigation or procuring evidence and amounts paid in settlement or satisfaction of any litigation or claims; provided, however, that, unless otherwise approved in advance by the Management Committee, no charge shall be made for the services of the Operator's legal staff or the fees and expenses of outside solicitors.

(i)

Taxes:

All taxes, duties or assessments of every kind and nature (except income taxes) assessed or levied upon or in connection with the Property, the Mining Operations thereon, or the production therefrom, which have been paid by the Operator for the benefit of the parties.

(j)

Insurance:

Net premiums paid for

(i)

such policies of insurance on or in connection with Mining Operations as may be required to be carried by law; and

(ii)

such other policies of insurance as the Operator may carry for the protection of the parties in accordance with the Agreement; and

the applicable deductibles in event of an insured loss.

(k)

Rentals:

Fees, rentals and other similar charges required to be paid for acquiring, recording and maintaining permits, mineral claims and mining leases and rentals and royalties which are paid as a consequence of the Mining Operations.

(l)

Permits:

Permit costs, fees and other similar charges which are assessed by various governmental agencies.

(m)

Other Expenditures:

Such other costs and expenses which are not covered or dealt with in the foregoing provisions of this subsection 3.01 of this Appendix I as are incurred with the approval of the Management Committee for Mining Operations or as may be contemplated in the Agreement.

4.

PURCHASE OF MATERIAL

4.01

Subject to subsection 4.04 of this Appendix I the Operator shall purchase all Materials and procure all services required in the Mining Operations.

4.02

Materials purchased and services procured by the Operator directly for the Mining Operations shall be charged to the Joint Venture Account at the price paid by the Operator less all discounts actually received.

4.03

So far as it is reasonably practical and consistent with efficient and economical operations, the Operator shall purchase, furnish or otherwise acquire only such Material and Assets as may be required for immediate use.  The Operator shall attempt to minimize the accumulation of surplus stocks of Material.

4.04

Any Participant may sell Material or services required in the Mining Operations to the Operator for such price and upon such terms and conditions as the Management Committee may approve.

4.05

Notwithstanding the foregoing provisions of this section 4, the Operator shall be entitled to supply for use in connection with the Mining Operations equipment and facilities which are owned by the Operator and to charge the Joint Account with such reasonable costs as are commensurate with the ownership and use thereof.

5.

DISPOSAL OF MATERIAL

5.01

The Operator, with the approval of the Management Committee may, from time to time, sell any Material which has become surplus to the foreseeable needs of the Mining Operations for the best price and upon the most favourable terms and conditions available.

5.02

Any Participant may purchase from the Operator any Material which may from time to time become surplus to the foreseeable need of the Mining Operations for such price and upon such terms and conditions as the Management Committee may approve.

5.03

Upon termination of the Agreement, the Management Committee may approve the division of any Material held by the Operator at that date may be taken by the Participants in kind or be taken by a Participant in lieu of a portion of its Proportionate Share of the net revenues received from the disposal of the Assets and Property.  If the division to a Participant be in lieu, it shall be for such price and on such terms and conditions as the Management Committee may approve.

5.04

The net revenues received from the sale of any Material to third parties or to a Participant shall be credited to the Joint Account.

6.

INVENTORIES

6.01

The Operator shall maintain records of Material in reasonable detail and records of Controllable Material in detail.

6.02

The Operator shall perform Counts from time to time at reasonable intervals and in connection therewith shall give notice of its intention to perform a Count to each Participant at least 30 days in advance of the date set for performing of the Count.  Each Participant shall be entitled to be represented at the performing of a Count upon giving notice thereof to the Operator within 20 days of the Operator's notice.  A Participant who is not represented at the performing of the Count shall be deemed to have approved the Count as taken.

6.03

Forthwith after performing a Count, the Operator shall reconcile the inventory with the Joint Account and provide each Participant with a statement listing the overages and shortages.  The Operator shall not be held accountable for any shortages of inventory except such shortages as may have arisen due to a lack of diligence on the part of the Operator.

7.

ADJUSTMENTS

7.01

Payment of any invoice by a Participant shall not prejudice the right of that Participant to protest the correctness of the statement supporting the payment; provided, however, that all invoices and statements presented to each Participant by the Operator during any Operating Year shall conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the Operating Year to which the invoice or statement relates, unless within that 12 month period that Participant gives notice to the Operator making claim on the Operator for an adjustment to the invoice or statement.

7.02

The Operator shall not adjust any invoice or statement in favour of itself after the expiration of 12 months following the end of the Operating Year to which the invoice or statement relates.

7.03

Notwithstanding subsections 7.01 and 7.02 of this Appendix I, the Operator may make adjustments to an invoice or statement which arise out of a physical inventory of Material or Assets.

7.04

A Participant shall be entitled upon notice to the Operator to request that the independent external auditor of the Operator provide that Participant with its opinion that any invoice or statement delivered pursuant to the Agreement in respect of the period referred to in subsection 7.01 of this Appendix I has been prepared in accordance with this Agreement.

7.05

The time for giving the audit opinion contemplated in subsection 7.04 of this Appendix I shall not extend the time for the taking of exception to and making claims on the Operator for adjustment as provided in subsection 7.01 of this Appendix I.

7.06

The cost of the auditor's opinion referred to in subsection 7.04 of this Appendix I shall be solely for the account of the Participant requesting the auditor's opinion, unless the audit disclosed a material error adverse to that Participant, in which case the cost shall be solely for the account of the Operator.

APPENDIX II

TO THAT CERTAIN AGREEMENT MADE AS OF THE 20th DAY OF JANUARY, 2003 BETWEEN PLANET EXPLORATION INC. OF THE FIRST PART AND CANADIAN SHIELD RESOURCES  INC. OF THE SECOND PART

NET PROCEEDS OF PRODUCTION

1.

OBLIGATION

1.01

If any non-Participant becomes entitled to a royalty pursuant to paragraph 7.10 or subparagraph 10.02(b) of the Agreement, each Participant shall separately calculate, as at the end of each calendar quarter subsequent to the Completion Date, the Net Proceeds of Production.

1.02

Each Participant shall within 60 days of the end of each calendar quarter, as and when any Net Proceeds of Production are available for distribution:

(a)

severally pay or cause to be paid to each non-Participant that percentage of the Net Proceeds of Production to which that non-Participant is entitled under paragraph 7.09 or subparagraph 10.02(b) of the Agreement;

(b)

deliver to each non-Participant a statement indicating:

(i)

the Gross Receipts during the calendar quarter;

(ii)

the deductions therefrom made in the order itemized in subsection 3.01 of this Appendix II;

(iii)

the amount of Net Proceeds of Production remaining; and

(iv)

the amount of those Net Proceeds of Production to which that non-Participant is entitled;

provided, however, that until such time as there are Net Proceeds of Production available, each Participant shall deliver to each non-Participant, within 60 days of the end of each calendar quarter commencing with the first calendar quarter following the Completion Date, a statement indicating the Gross  Receipts during the calendar quarter less the deductions therefrom made in the order itemized in subsection 3.01 of this Appendix II.

1.03

Nothing contained in the Agreement or this Appendix II shall be construed as:

(a)

imposing on a Participant any obligation with respect to the payments of royalty due hereunder to a non-Participant from any other Participant; or

(b)

conferring on any non-Participant any right to or interest in any Property or Assets except the right to receive royalty payments from each Participant as and when due.

1.04

The Participants agree that on the request of any non-Participant they will execute and deliver such documents as may be necessary to permit that non-Participant to record its royalty right against the Property.

2.

DEFINITIONS

2.01

In addition to the definitions of the classes of costs provided in paragraph 1.01(g) of the Agreement and without limiting the generality thereof:

(a)

"Distribution Costs" means all costs of:

(i)

transporting ore or concentrates from a Mine or a concentrating plant to a smelter, refinery or other place of delivery designated by the purchaser and, in the case of concentrates tolled, of transporting the metal from a smelter to the place of delivery designated by the purchaser;

(ii)

handling, warehousing and insuring the concentrates and metal; and

(iii)

in the case of concentrates tolled, of smelting and refining, including any penalties thereon or in connection therewith.

(b)

"Interest Costs" means interest computed quarterly and not in advance calculated as follows:

(i)

the average of the opening and closing monthly outstanding balances for each month during the quarter of the net unrecovered amounts of all costs in the classes enumerated in subparagraphs 1.01(g)(i), (ii), (iv) and (v) of the Agreement, and in paragraphs 2.01 (a), (b), (c) and (d) of this Appendix II;

multiplied by:

(ii)

the Prime Rate plus two percent;

multiplied by:

(iii)

the number of days in the quarter;

divided by:

(iv)

the number of days in the Year;

(c)

"Marketing Costs" means such reasonable charge for marketing of ores and concentrates sold or of concentrates tolled as is consistent with generally accepted industry marketing practices; and

(d)

"Taxes and Royalties" means all taxes (other than income taxes), royalties or other charges or imposts provided for pursuant to any law or legal obligation imposed by any government if paid by the Participant.

2.02

Wherever used in this Appendix II, "Gross Receipts" means the aggregate of all receipts, recoveries or amounts received by or credited to a Participant in connection with its participation under the Agreement including, without limiting the generality of the foregoing:

(a)

the receipts from the sale of that Participant's proportionate share of the concentrates derived from the Mineral produced from the Mine;

(b)

all proceeds received from the sale of the Property or Assets subsequent to the Operative Date;

(c)

all insurance recoveries (including amounts received to settle claims) in respect of loss of, or damage to any portion of the Property or Assets subsequent to the Operative Date;

(d)

all amounts received as compensation for the expropriation or forceable taking of any portion of the Property or Assets subsequent to the Operative Date;

(e)

the fair market value, at the Property, of those Assets, if any, purchased for the Joint Account, that are transferred from the Property for use by a Participant elsewhere subsequent to the Operative Date; and

(f)

the amount of any negative balance remaining after the reallocation of negative balances pursuant to subsection 3.03 of this Appendix II;

to the extent that those receipts, recoveries or amounts have not been applied by the Participant as a recovery of any of the classes of Costs itemized in subsection 3.01 of this Appendix II.

3.

NET PROCEEDS OF PRODUCTION

3.01

"Net Proceeds of Production" means the Gross Receipts minus deductions therefrom, to the extent of but not exceeding the amount of those Gross Receipts, of the then net unrecovered amounts of the following classes of Costs made in the following itemized order:

(a)

Marketing Costs;

(b)

Distribution Costs;

(c)

Operating Costs;

(d)

Taxes and Royalties;

(e)

Interest Costs;

(f)

Construction Costs;

(g)

Exploration Costs; and

(h)

Prior Exploration Costs;

it being understood that the deductions in respect of the Costs referred to in paragraphs 3.01(a), (b), (d) and (e) of this Appendix II shall be based on those Costs as recorded by that Participant and the deductions in respect of the Costs referred to in paragraphs 3.01(c), (f), (g) and (h) of this Appendix II shall be based on that Participant's proportionate share of those Costs as recorded by the Operator.

3.02

For greater certainty, in calculating Net Proceeds of Production at any time, each of the classes of Costs shall constitute a separate pool from which all Costs deducted on any previous quarterly calculation shall be removed and to which, in the case of all classes of Costs, excepting Prior Exploration Costs, Costs of those classes recorded since the Operative Date (in the case of the first quarterly calculation) or since the date of the last quarterly calculation (in the case of any calculation subsequent to the first quarterly calculation) shall be added.

3.03

If the application of credits to a pool of Costs results in a negative balance in that pool of Costs, the amount of any negative balance from a Cost pool shall be applied to reduce the balance then remaining in pools itemized in subsection 3.01 of this Appendix II in the order itemized.

4.

ADJUSTMENTS AND VERIFICATION

4.01

Payment of any Net Proceeds of Production by a Participant shall not prejudice the right of that Participant to protest the correctness of the statement supporting the payment; provided, however, that all statements presented to the non-Participant by that Participant for any quarter shall conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the quarter to which the statement relates, unless within that 12 month period that Participant gives notice to the non-Participant making claim on the non-Participant for an adjustment to the statement which will be reflected in subsequent payment of Net Proceeds of Production.

4.02

The Participant shall not adjust any statement in favour of itself after the expiration of 12 months following the end of the quarter to which the statement relates.

4.03

The non-Participant shall be entitled upon notice to any Participant to request from any Participant that the auditor of that Participant provide the non-Participant with its opinion that any statement delivered pursuant to subsection 1.01 of this Appendix II in respect of any quarterly period falling within the 12 month period immediately preceding the date of the non-Participant's notice has been prepared in accordance with this Agreement.

4.04

The time for giving the audit opinion contemplated in subsection 4.03 of this Appendix II shall not extend the time for the taking of exception to and making claim on the non-Participant for adjustment as provided in subsection 4.01 of this Appendix II.

4.05

The cost of the auditor's opinion referred to in subsection 4.03 of this Appendix II shall be solely for the account of the non-Participant requesting the auditor's opinion.

Exhibit 4

kpmg

KPMG LLP

Chartered Accountants

Telephone

(416) 777-8500

Commerce Court West

Telefax

(416) 777-8818

PO Box 31 Stn Commerce Court

www.kpmg.ca

Suite 3300

Toronto ON M5L 1B2

The Board of Directors

Canadian Shield Resources Inc.

We consent to the use of our report dated February 28, 2002, except as to Note 7, which is as of July 18, 2002 included in this Registration Statement on Form 20-F.

Toronto, Canada

March 19, 2003